                                                Filed Pursuant to Rule 424(b)(3)
                                                Registration No. 333-39167

PROSPECTUS

                            LAM RESEARCH CORPORATION
                   5% CONVERTIBLE SUBORDINATED NOTES DUE 2002
               3,531,958 SHARES OF COMMON STOCK, PAR VALUE $.001

    This prospectus relates to the resale of (i) $310 Million aggregate principal amount of 5% Convertible Subordinated Notes (the "Notes," each a "Note" ) of Lam Research Corporation, a Delaware corporation (the "Company" or "Lam"), and (ii) 3,531,958 shares of Lam Common Stock, par value $.001 per share (the "Common Stock"), which are initially issuable upon conversion thereof, plus an indeterminable number of shares of Common Stock as may become issuable upon conversion of the Notes as a result of adjustment to the conversion price thereunder (collectively, the "Shares"). The Notes and the Shares that are being registered hereby are to be offered for the account of the holders thereof (the "Selling Securityholders"). The Registration Statement of which this prospectus is a part has been filed with the Securities and Exchange Commission pursuant to a Registration Rights Agreement dated as of August 15, 1997 (the "Registration Rights Agreement") entered into in connection with the initial private placement.

    The Notes are convertible into Common Stock at any time prior to the close of business on the maturity date, as defined herein, unless previously redeemed or repurchased, at a conversion price of $87.77 per share (equivalent to a conversion rate of approximately 11.39 shares per $1,000 principal amount of Notes), subject to adjustment. See "Description of Notes -- Payment and Conversion." The Notes were initially sold by the Company to the initial purchasers (the "Initial Purchasers," see "Plan of Distribution") on August 26, 1997 (the "Private Placement"). The Initial Purchasers have engaged in initial resales of the Notes only to persons reasonably believed by the Initial Purchasers to be Qualified Institutional Buyers ("QIBs"), as defined in Rule 144A of the Securities Act of 1933, as amended (the "Securities Act"), and in accordance with the provisions of Regulation S, Rules 901-904 inclusive, of the Securities Act.

    Interest on the Notes is payable on September 1 and March 1 of each year, commencing on March 1, 1998. Principal and interest payments will be made without any deduction for U.S. withholding taxes, except to the extent described under "Certain Federal Income Tax Consequences." For a description of certain income tax consequences to holders of the Notes, see "Certain Federal Income Tax Consequences."

    The Notes are redeemable by the Company in the event of certain developments involving withholding taxes of the United States. See "Description of Notes -- Redemption -- Redemption for Taxation Reasons." Otherwise, the Notes are not redeemable prior to September 6, 2000. On or after September 6, 2000, the Notes will be redeemable at the option of the Company, in whole, or from time to time, in part, at the redemption prices set forth in this Prospectus plus accrued interest, if the closing price of the Common Stock shall have exceeded 130% of the conversion price then in effect for 20 trading days within a period of 30 consecutive trading days ending within five trading days prior to the notice of redemption. See "Description of Notes -- Redemption -- Optional Redemption." In the event of a Fundamental Change (as later defined herein), each holder of Notes may require the Company to repurchase its Notes, in whole or in part, for cash, at the repurchase prices set forth herein plus accrued interest. See "Description of Notes -- Repurchase at Option of Holders Upon a Fundamental Change."

    The Notes are general, unsecured obligations of the Company and are subordinated in right of payment to all existing and future Senior Indebtedness (as defined) of the Company. The Notes also are structurally subordinated to all liabilities of subsidiaries of the Company. The Notes were issued under an indenture dated as of August 15, 1997 (the "Indenture"), between the Company and LaSalle National Bank, as trustee (the "Trustee"), which is summarized herein. See "Description of Notes." The Notes do not provide for a sinking fund. The Indenture does not restrict the Company from incurring additional Senior Indebtedness or the Company or its subsidiaries from incurring other indebtedness and liabilities.

    The Common Stock is listed on the Nasdaq National Market under the symbol "LRCX." The last reported bid price of the Common Stock on the Nasdaq National Market on November 10, 1997 was $35.875 per share.

    There is no existing public market for the Notes and there can be no assurance as to the liquidity of any markets that may develop for the Notes, the ability of the holders to sell their Notes or what price holders of the Notes will be able to sell their Notes. The Initial Purchasers have informed the Company that they are making and currently intend to continue making a market in the Notes. The Initial Purchasers, however, are not obligated to do so and any such market making may be discontinued at any time without notice, in the sole discretion of the Initial Purchasers. Prior to the resale of the Notes pursuant to this Prospectus, each of the Notes was eligible for trading in the Private Offerings, Resales and Trading through Automated Linkages Market (the "PORTAL Market"). The Company has applied to list the Notes on the Luxembourg Stock Exchange.

    The Notes and the Shares are being registered to permit public secondary trading of the Notes and, upon conversion, the underlying Common Stock, by the holders thereof from time to time after the date of this Prospectus. The Company has agreed, among other things, to bear all expenses (other than underwriting discounts, selling commissions and fees and the expenses of advisors to the holders of the Notes or the underlying Common Stock), including the fees of special counsel to the holders of the Notes, in connection with the registration and sale of the Notes and the Shares covered by this Prospectus.

    The Company will not receive any of the proceeds from the sales of the Notes or the Shares by the Selling Securityholders. The Notes and the Shares may be offered in negotiated transactions or otherwise, at market prices prevailing at the time of sale or at negotiated prices. In addition, the Shares may be offered from time to time through ordinary brokerage transactions on the Nasdaq National Market. See "Plan of Distribution." The Selling Securityholders may be deemed to be "underwriters" as defined in the Securities Act. If any broker-dealers are used by the Selling Securityholders, any commissions paid to broker-dealers and, if broker-dealers purchase any Notes or Shares as principals, any profits received by such broker-dealers on the resale of the Notes or Shares may be deemed to be underwriting discounts or commissions under the Securities Act. In addition, any profits realized by the Selling Securityholders may be deemed to be underwriting commissions.

THE NOTES AND THE COMMON STOCK ISSUABLE UPON CONVERSION THEREOF OFFERED HEREBY INVOLVE A HIGH DEGREE OF RISK. SEE "RISK FACTORS" AT PAGE 6 OF THIS PROSPECTUS.
                            ------------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.
                            ------------------------

    No underwriting commissions or discounts will be paid by the Company in connection with this offering. Estimated expenses payable by the Company in connection with the offering pursuant to this Prospectus are approximately $400,000. See "Plan of Distribution."

    The Company has agreed to indemnify the Selling Securityholders and certain other persons against certain liabilities, including liabilities under the Securities Act.

    THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER OR SOLICITATION IN ANY STATE OR OTHER JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION IN SUCH STATE OR JURISDICTION.

    THE COMPANY ENDEAVORS TO PROTECT ITS INTELLECTUAL PROPERTY RIGHTS AND HAS RIGHTS TO CERTAIN TRADEMARKS THAT APPEAR IN THIS PROSPECTUS.

                THE DATE OF THIS PROSPECTUS IS NOVEMBER 10, 1997

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information concerning the Company can be inspected and copied at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, Room 1024; the Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511; and 7 World Trade Center, New York, New York 10048, 14th Floor. Copies of such material can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates.

     This Prospectus constitutes a part of a registration statement on Form S-3 (together with all amendments and exhibits, the "Registration Statement") filed by the Company with the Commission under the Securities Act. This Prospectus does not contain all of the information included in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. Statements contained herein concerning the provisions of any document do not purport to be complete and, in each instance, reference is made to the copy of such document filed as an exhibit to the Registration Statement or otherwise filed with the Commission. Each such statement is subject to and qualified in its entirety by such reference. Reference is made to such Registration Statement and to the exhibits relating thereto for further information with respect to the Company and the securities offered hereby.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents have been filed with the Commission by the Company and are incorporated herein by reference:

          1. The Company's Annual Report on Form 10-K for the fiscal year June 30, 1997 including all material incorporated by reference therein;

          2. The Company's Current Report on Form 8-K reporting events on August 5, 1997 as filed on August 15, 1997 and amended on October 3, 1997;

          3. The Company's Current Report on Form 8-K reporting events on August 18, 1997 and August 19, 1997 as filed on September 2, 1997;

          4. The Company's Current Report on Form 8-K reporting events on August 19, 1997 as filed on September 9, 1997;

          5. The description of the Company's Rights Agreement and the Lam Preferred Stock Purchase Rights contained in the Company's Registration Statement on Form 8-A as filed on January 28, 1997 and amended on January 30, 1997; and

          6. The Company's Registration Statement on Form 8-A, which became effective May 4, 1984, registering the Common Stock under Section 12(g) of the Exchange Act.

     All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the initial filing date of the Registration Statement and to the termination of the resale of the Notes and the Common Stock issuable upon the conversion of the Notes under this Prospectus shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company will provide without charge to each person to whom this Prospectus is delivered, upon the request of such person, a copy of any or all of the foregoing documents incorporated herein by reference, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference into such documents). Requests for such documents should be directed to the Director of Investor Relations of the Company at 4650 Cushing Parkway, Fremont, California 94538, Attn: David L. Ringler.

         SPECIAL CAUTIONARY NOTICE REGARDING FORWARD LOOKING STATEMENTS

     EXCEPT FOR THE HISTORICAL INFORMATION CONTAINED HEREIN, THE DISCUSSION IN THIS PROSPECTUS CONTAINS FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF
SECTION 27A OF THE SECURITIES ACT, INCLUDING, BUT NOT LIMITED TO, STATEMENTS AS TO BENEFITS OF THE MERGER OF ONTRAK SYSTEMS, INC. ("ONTRAK") WITH AND INTO THE COMPANY, CONSUMMATED ON AUGUST 5, 1997 (THE "MERGER") AND FUTURE OPERATING RESULTS AND BUSINESS PLANS OF THE COMPANY, THAT INVOLVE RISKS, UNCERTAINTIES AND OTHER FACTORS WHICH MAY CAUSE THE COMPANY'S ACTUAL RESULTS, PERFORMANCE OR FINANCIAL CONDITION TO DIFFER MATERIALLY FROM THOSE DISCUSSED HEREIN. FACTORS THAT COULD CAUSE OR CONTRIBUTE TO SUCH DIFFERENCES INCLUDE, BUT ARE NOT LIMITED TO, A DOWNTURN IN THE SEMICONDUCTOR INDUSTRY, COMPETITION, ADDITIONAL OR CONTINUED DIFFICULTIES ARISING OUT OF THE COMPANY'S PRODUCT SHIFT. OTHER IMPORTANT FACTORS THAT COULD CAUSE THE ACTUAL RESULTS, PERFORMANCE OR FINANCIAL CONDITION OF THE COMPANY TO DIFFER MATERIALLY FROM THE COMPANY'S EXPECTATIONS AS DISCLOSED IN THIS PROSPECTUS AND THE DOCUMENTS INCORPORATED BY REFERENCE HEREIN ("CAUTIONARY STATEMENTS"), INCLUDING, WITHOUT LIMITATION, THOSE STATEMENTS MADE IN CONJUNCTION WITH ANY SUCH FORWARD-LOOKING STATEMENTS, THOSE INCLUDED UNDER "RISK FACTORS" AND OTHERWISE HEREIN AND THEREIN. ANY SUCH WRITTEN OR ORAL FORWARD-LOOKING STATEMENTS ARE EXPRESSLY QUALIFIED IN THEIR ENTIRETY BY THE CAUTIONARY STATEMENTS.

                  SUMMARY SELECTED CONSOLIDATED FINANCIAL DATA

                (IN THOUSANDS, EXCEPT RATIO AND PER SHARE DATA)

                                                     FOR THE YEARS ENDED JUNE 30,
                                   ----------------------------------------------------------------
                                      1997           1996          1995         1994         1993
                                   ----------     ----------     --------     --------     --------
STATEMENT OF OPERATIONS DATA:
Total revenue....................  $1,073,197     $1,332,713     $836,581     $505,192     $270,489
Operating income (loss)(1).......     (60,776)       218,855      119,945       62,603       28,625
Net income (loss)(1).............     (30,676)       145,878       90,279       39,269       19,231
Net income (loss) per share
  Primary........................  $    (0.83)    $     4.11     $   2.79     $   1.33     $   0.67
                                   ==========     ==========     ========     ========     ========
  Fully diluted..................  $    (0.83)    $     3.95     $   2.65     $   1.31     $   0.67
                                   ==========     ==========     ========     ========     ========
OTHER DATA:
Ratio of earnings to fixed
  charges(2)                              n/a           10.6x        11.2x         9.0x         7.9x

                                                                         AS OF JUNE 30, 1997
                                                                     ----------------------------
                                                                                   AS ADJUSTED(3)
                                                                                   --------------
BALANCE SHEET DATA:
Working capital(1).................................................  $ 462,171       $  764,971
Total assets(1)....................................................  1,035,049        1,345,049
Long-term obligations, less current portion........................     46,592          356,592
Total stockholders' equity.........................................  $ 647,482       $  647,482

---------------

(1) During fiscal 1997, Lam recorded one-time charges and other significant adjustments totaling approximately $78 million on a pre-tax basis for restructuring costs; inventory, product warranty and other adjustments; and bad debt reserves.

(2) For purposes of calculating the ratio of earnings to fixed charges, (i) earnings consist of consolidated income (loss) before income taxes plus fixed charges and (ii) fixed charges consist of interest expense incurred, including capital leases, amortization of interest costs and the portion of rental expense under operating leases deemed by the Company to be representative of the interest factor. Earnings were not sufficient to cover fixed charges for fiscal 1997 by approximately $36 million.

(3) The as adjusted balance sheet data gives effect to the sale by the Company of the Notes offered hereby and the application of the estimated proceeds therefrom, net of debt issuance costs of approximately $9.0 million, on June 30, 1997.

                                  THE COMPANY

     The Company designs, manufactures, markets and services semiconductor processing equipment used in the fabrication of integrated circuits. Lam is recognized by its customers worldwide as a leading supplier of semiconductor production equipment. The Company's products are used to deposit special films on silicon wafers ("deposition") and to selectively etch away portions of various films ("etch") to create an integrated circuit. Deposition and etch processes, which are repeated numerous times during the fabrication cycle, are required to manufacture every semiconductor device produced today. The Company's etch technology is also used to process device features in flat panel displays ("FPDs"). With the acquisition of OnTrak, consummated in August 1997, Lam has added both chemical mechanical planarization ("CMP") cleaning and polishing product lines. CMP enables the fabrication of devices featuring design rules of
0.5 micron and below with multiple metal layers and is currently the fastest growing segment of the semiconductor capital equipment industry.

     The postal address for the Company's principal executive offices is 4650 Cushing Parkway, Fremont, CA 94538. The telephone number for the Company's principal executive offices is (510) 659-0200.

                                  RISK FACTORS

     THE NOTES AND COMMON STOCK OFFERED HEREBY INVOLVE A HIGH DEGREE OF RISK. THE FOLLOWING RISK FACTORS SHOULD BE CONSIDERED CAREFULLY IN ADDITION TO THE OTHER INFORMATION IN THIS PROSPECTUS BEFORE PURCHASING THE NOTES OR COMMON STOCK OFFERED HEREBY. EXCEPT FOR THE HISTORICAL INFORMATION CONTAINED HEREIN, THE DISCUSSION IN THIS PROSPECTUS CONTAINS FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF SECTION 27A OF THE SECURITIES ACT, INCLUDING, BUT NOT LIMITED TO, STATEMENTS AS TO BENEFITS OF THE MERGER AND THE FUTURE OPERATING RESULTS AND BUSINESS PLANS OF THE COMPANY, THAT INVOLVE RISKS AND UNCERTAINTIES. THE COMPANY'S ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE DISCUSSED HEREIN. FACTORS THAT COULD CAUSE OR CONTRIBUTE TO SUCH DIFFERENCES INCLUDE, BUT ARE NOT LIMITED TO, A DOWNTURN IN THE SEMICONDUCTOR INDUSTRY, COMPETITION, ADDITIONAL OR CONTINUED DIFFICULTIES ARISING OUT OF THE COMPANY'S PRODUCT SHIFT AND OTHER RISKS DISCUSSED BELOW, AS WELL AS THOSE DISCUSSED ELSEWHERE IN THIS PROSPECTUS AND IN ANY DOCUMENTS INCORPORATED HEREIN BY REFERENCE. IN ADDITION TO THE OTHER INFORMATION IN THIS PROSPECTUS AND IN ANY DOCUMENTS INCORPORATED HEREIN BY REFERENCE, THE FOLLOWING SHOULD BE CONSIDERED CAREFULLY IN EVALUATING AN INVESTMENT IN THE NOTES OR COMMON STOCK OFFERED BY THIS PROSPECTUS.

FLUCTUATIONS IN QUARTERLY REVENUES

     The Company's quarterly revenues have fluctuated in the past and may fluctuate in the future. The Company's revenues are dependent on many factors, including but not limited to the economic conditions in the semiconductor industry, customer capacity requirements, the size and timing of the receipt of orders from customers, customer cancellations or delays of shipments, the Company's ability to develop, introduce and market new and enhanced products on a timely basis, the introduction of new products by its competitors, changes in average selling prices and product mix, and exchange rate fluctuations, among others. The Company's expense levels will be based, in part, on expectations of future revenues. If revenue levels in a particular quarter do not meet expectations, operating results could be adversely affected. The Company derives its revenue primarily from the sale of a relatively small number of high-priced systems. The Company's systems can range in price from approximately $150,000 to over $3 million per unit. The sale of fewer systems than anticipated in any quarter may have a substantial negative impact on the operating results for the quarter. The Company's results of operations for a particular quarter could be adversely affected if anticipated orders are not received in time to enable shipment during such quarter, if anticipated shipments are delayed or canceled by one or more customers, or if shipments are delayed due to procurement shortages or manufacturing difficulties. The slowdown in the semiconductor industry and in the construction of new wafer fabrication facilities has resulted in the Company experiencing a reduction in new orders as well as rescheduled and canceled orders. There can be no assurance that this slowdown will not continue. The Company generally realizes a higher margin on sales of its mature products, such as Rainbow etch systems and CMP cleaning systems, and on revenue from service and spare parts than on sales of Alliance, Chemical Vapor Deposition ("CVD"), FPD, and newly released Transformer Coupled Plasma ("TCP") products. Newer products usually have lower margins in the initial phase of production. The impact of these and other factors on the Company's revenues and operating results in any future period is difficult for the Company to forecast. There can be no assurance that these and other factors will not materially adversely affect the Company's future business and financial results.

VOLATILITY IN THE SEMICONDUCTOR EQUIPMENT INDUSTRY

     The business of the Company depends on the capital equipment expenditures of semiconductor manufacturers, which in turn depend on the current and anticipated market demand for integrated circuits and products utilizing integrated circuits. The semiconductor industry has been cyclical in nature and historically has experienced periodic downturns. The semiconductor industry has been experiencing a slowdown of product demand and volatility in product pricing. This slowdown and volatility have caused the semiconductor industry to reduce or delay purchases of semiconductor manufacturing equipment and construction of new fabrication facilities. These conditions have adversely affected and may continue to adversely affect the Company's aggregate bookings, revenues and operating results, and no assurance can be given that the Company's bookings, revenue and operating results will not be adversely affected by future downturns in the semiconductor industry. Even during periods of reduced revenues, in order to remain competitive, the Company will be required to continue to invest in research and development ("R&D") and to maintain extensive ongoing worldwide customer service and support capability, which could adversely affect its financial results.

RISKS RELATED TO THE MERGER WITH ONTRAK

  Integration of Operations

     The realization of the benefits sought from the Merger depends on the ability of the combined company to effectively utilize the joint product development capabilities, sales and marketing capabilities, administrative organizations and facilities of the two companies. There can be no assurance that these benefits will be achieved or that the activities of the Company will be integrated in a coordinated, timely and efficient manner. The combination of the two organizations also will require the dedication of management resources, which will detract such persons' attention from the day-to-day business of the Company. There can be no assurance that the integration will be completed without disrupting the Company's business. The inability of the Company to effectively utilize resources and to achieve integration in a timely and coordinated fashion could result in a material adverse effect on the Company's financial condition, operating results and cash flows. There can be no assurance that the Company will retain and successfully integrate its key management, technical, sales and customer support personnel, or that it will obtain any of the anticipated benefits of the Merger.

  Substantial Expenses Resulting from the Merger

     Costs associated with the Merger of approximately $17.7 million negatively impacted results of operations in the fiscal quarter ended September 30, 1997. Such expenses included investment advisory fees, legal and accounting fees, financial printing costs and other Merger-related costs. Although the Company does not believe that actual Merger costs will exceed the aforementioned estimated amount, there can be no assurance that the Company's estimate is correct or that unanticipated contingencies will not occur that will substantially increase the costs of combining the operations of the two companies.

  Potential Dilutive Effect to Stockholders

     Although the Company believes that beneficial synergies will result from the Merger, there can be no assurance that combining the two companies' businesses, even in an efficient, effective and timely manner, will result in combined results of operations and financial condition superior to what would have been achieved by each company independently, or as to the period of time required to achieve such result. The issuance of the Company's Common Stock in connection with the Merger may have the effect of reducing the Company's net income per share from levels otherwise expected for the Company and could reduce the market price of the Company's Common Stock unless revenue growth or cost savings and other business synergies sufficient to offset the effect of such issuance can be achieved.

DEPENDENCE ON NEW PRODUCTS AND PROCESSES; RAPID TECHNOLOGICAL CHANGE

     Rapid technological changes in semiconductor manufacturing processes subject the semiconductor manufacturing equipment industry to increased pressure to maintain technological parity with deep submicron process technology. The Company believes that the future success of the Company will depend in part upon its ability to develop, manufacture and successfully introduce new products and product lines with improved capabilities and to continue to enhance existing products. Due to the risks inherent in transitioning to new products, the Company will be required to accurately forecast demand for new products while managing the transition from older products. If new products have reliability or quality problems, reduced orders, higher manufacturing costs, delays in acceptance of and payment for new products and additional service and warranty expenses may result. In the past, the Company has experienced some delays as well as reliability and quality problems in connection with product introductions, resulting in some of these consequences. There can be no assurance that the Company will successfully develop and manufacture new products, or that new products introduced by the Company will be accepted in the marketplace. If the Company does not successfully introduce new products, the Company's results of operations will be materially adversely affected.

     In addition, the Company expects to continue to make significant investments in R&D. The Company also must manage product transitions successfully, as introduction of new products could adversely affect sales of existing products. There can be no assurance that future technologies, processes or product developments will not render the Company's current product offerings obsolete or that the Company will be able to develop and introduce new products or enhancements to existing products which satisfy customer needs in a timely manner or achieve market acceptance. The failure to do so could adversely affect the Company's business. Furthermore, if the Company is not successful in the marketing and selling of advanced processes or equipment to customers with whom the Company has formed strategic alliances, the results of operations of the Company could be adversely affected. In addition, in connection with the development of the Company's new products, the Company will invest in high levels of preproduction inventory, and the failure to complete development and commercialization of these new products in a timely manner could result in inventory obsolescence, which could have an adverse effect on the Company's financial results.

PRODUCT CONCENTRATION; LACK OF PRODUCT REVENUE DIVERSIFICATION

     A substantial percentage of the Company's revenues to date have been derived from a limited number of products, and such products are expected to continue to account for a substantial percentage of the Company's revenues in the near term. Collective sales of the Company's two primary products, Alliance multi-chamber etch cluster tools and TCP single-chamber etch systems, accounted for approximately 66% of the Company's total combined machine revenue for the fiscal year ended June 30, 1997. Continued market acceptance of the Company's primary products is therefore critical to the future success of the Company. Any decline in demand for or failure to achieve continued market acceptance of such products or any new version of these products, if any, as a result of competition, technological change, failure of the Company to timely release new versions of these products, or otherwise, could have a material adverse effect on the business, operating results, financial condition and cash flows of the Company. During the quarter ended March 31, 1997, the Company experienced a faster than anticipated transition from its single-chamber etch products to its next generation, multi-chamber etch cluster tools, which resulted in the need for higher-than-anticipated reserve provisions for excess and obsolete manufacturing and spare parts inventories and additional provisions for installation and warranty costs. These factors, among others, resulted in the Company reporting a loss for the fiscal year ended June 30, 1997.

DEPENDENCE ON KEY SUPPLIERS AND KEY DISTRIBUTORS

     Certain of the components and subassemblies included in the products of the Company are obtained from a single supplier or a limited group of suppliers. The Company's key suppliers include Bullen Ultrasonics, Inc., which supplies electrodes, Edwards High Vacuum Inc., Lam's supplier of chillers, and Advanced Energy Industries, Lam's RF generator supplier. Lam purchases in excess of $500,000 of supplies on a monthly basis from these suppliers. Each of these suppliers has a one year blanket purchase contract with Lam under which Lam may issue purchase orders. These contracts may be renewed annually. Each of these suppliers has sold products to Lam during at least the last four years, and Lam has no reason to expect that they will not continue to renew these contracts in the future. Lam believes that alternative sources could be obtained and qualified to supply these products. Nevertheless, a prolonged inability to obtain certain components could have an adverse effect on the Company's operating results and could result in damage to customer relationships.

HIGHLY COMPETITIVE INDUSTRY

     The semiconductor processing industry is highly competitive. The Company has experienced and expects to continue to face substantial competition throughout the world. A substantial investment is required by semiconductor manufacturers to install and integrate capital equipment into a semiconductor production line. The Company believes that as a result, once a semiconductor manufacturer has selected a particular supplier's capital equipment, the manufacturer generally relies upon that equipment for the specific production line application and frequently will attempt to consolidate its other capital equipment requirements with the same supplier. Accordingly, the Company would expect to experience difficulty in selling to a given customer if that customer had initially selected or selects a competitor's capital equipment. The Company believes that to remain competitive, the Company will require significant financial resources in order to offer a broad range of products, to maintain customer service and support centers worldwide, and to invest in product and process R&D.

     The Company intends to continue to invest substantial resources to increase sales of its systems to Japanese semiconductor manufacturers, who represent a substantial portion of the worldwide semiconductor market and whose market is difficult for non-Japanese equipment companies to penetrate. The Company believes that the semiconductor equipment industry is becoming increasingly dominated by large manufacturers who have the resources to support customers on a worldwide basis, and certain of its competitors have substantially greater financial resources and more extensive engineering, manufacturing, marketing and customer service and support capabilities than the Company. In addition, there are smaller emerging semiconductor equipment companies that provide innovative technology that may have performance advantages over systems offered by the Company.

     The Company faces significant competitive factors in the etch equipment market which include etch quality, repeatability, process capability and flexibility and overall cost of ownership, including reliability, software automation, throughput, customer support and system price. Although the Company believes that it competes favorably with respect to each of these factors, the Company's ability to compete successfully in this market will depend upon its ability to introduce product enhancements and new products on a timely basis. There can be no assurance that the Company will continue to compete successfully in the future. In the etch equipment market, the Company's primary competitors are Applied Materials, Inc., Tokyo Electronics Limited and Hitachi Ltd.

     The Company faces significant competitive factors in the CVD equipment market, including film quality, flow uniformity, contamination control, temperature control and overall cost of ownership, including throughput, system reliability, cost of consumables, system price and customer support. In the CVD equipment market, the principal suppliers of equipment are Applied Materials, Inc., Canon Sales Co. Inc., Novellus Systems, Inc. and Watkins-Johnson Company.

     The CMP polishing system under development by the Company is expected to face significant competition from multiple current and future competitors. Companies currently offering polishing systems include Applied Materials, Inc., Cybeq Systems, Ebara Corporation, Integrated Process Equipment Corp. ("IPEC"), SpeedFam Corp., Strasbaugh and Sumitomo Metals Limited. IPEC currently has the largest installed base of CMP polishers and also offers an integrated CMP polishing and cleaning system. Lam believes that other companies are developing polishing systems and are planning to introduce new products to this market before or during the same time frame as the Company's planned introduction of its CMP polishing system.

     In CMP slurry removal and cleaning applications, as developed by OnTrak, the Company's principal competitor is Dainippon Screen Manufacturing Co. Ltd. ("Dainippon Screen"). The Company expects that it will face increased competition from IPEC, which currently offers a slurry removal cleaning system, and SpeedFam, as well as others as the CMP market continues to develop. In general cleaning applications, the Company competes against Dainippon Screen and others.

     The Company expects its competitors to continue to improve the design and performance of their current products and processes and to introduce new products and processes with improved price and performance characteristics. If the Company's competitors enter into strategic relationships with leading semiconductor manufacturers covering etch, CMP or CVD products similar to those sold or being developed by the Company, the Company's ability to sell its products to those manufacturers could be adversely affected. No assurance can be given that the Company will continue to compete successfully in the United States or worldwide.

     Present or future competitors may be able to develop products comparable or superior to those offered by the Company or adapt more quickly to new technologies or evolving customer requirements. In particular, while the Company currently is developing additional product enhancements that it believes address customer requirements, there can be no assurance that the development or introduction of these additional product enhancements will be successfully completed on a timely basis or that these product enhancements will achieve market acceptance. Accordingly, there can be no assurance that the Company will be able to continue to compete effectively in its markets, that competition will not intensify or that future competition will not have a material adverse effect on the business, operating results, financial condition and cash flows of the Company.

INTERNATIONAL OPERATIONS AND EXPANSION

     International sales accounted for 57%, 63%, and 53%, respectively, of the Company's net revenues in the fiscal years 1997, 1996 and 1995. The Company anticipates that international sales will continue to account for a significant portion of net sales. Additionally, the Company intends to continue expansion of international operations, including expansion of facilities in the Asia Pacific region. As a result, a significant portion of the Company's sales and operations will be subject to certain risks, including tariffs and other barriers, difficulties in staffing and managing foreign subsidiary and branch operations, difficulties in managing distributors, potentially adverse tax consequences and the possibility of difficulties in accounts receivable collection.

     In addition to the uncertainty as to the Company's ability to expand its international presence, there are certain risks inherent in doing business on an international level, such as unexpected changes in regulatory requirements, political instability, fluctuations in currency exchange rates, and seasonal reductions in business activity during summer months in Europe and certain other parts of the world, any of which could have an adverse impact on the success of international operations. Sales of products by the Company currently are denominated principally in United States dollars. Accordingly, any increase in the value of the United States dollar as compared to currencies in the Company's principal overseas markets would increase the foreign currency-denominated cost of the Company's products, which may negatively affect the Company's sales in those markets. The Japanese yen has decreased in value relative to the United States dollar in recent months. In addition to the potential impact on the pricing of the Company's products, this decline will likely lower the rate of dollar revenue growth. Currently, the Company enters into foreign currency forward contracts to minimize the impact of exchange rate fluctuations on the value of the yen-denominated assets and liabilities, and the Company will enter into such hedging transactions in the future. In addition, effective patent, copyright, trademark and trade secret protection may be limited or unavailable under the laws of certain foreign jurisdictions. It is also possible that the Company's Korean manufacturing facility may experience difficulties in management, procurement, production and staffing. There can be no assurance that one or more of such factors will not have a material adverse effect on the Company's international operations and, consequently, on the business, operating results, financial condition and cash flows of the Company.

INTELLECTUAL PROPERTY MATTERS

     From time to time, the Company has received notices from third parties alleging infringement of such parties' patent rights by the Company's products. In such cases, it is the policy of the Company to defend against the claims or negotiate licenses on commercially reasonable terms where considered appropriate. However, no assurance can be given that the Company will be able to negotiate necessary licenses on commercially reasonable terms, or at all, or that any litigation resulting from such claims would not have a material adverse effect on the Company's business and financial results.

     In October 1993, Varian Associates, Inc. ("Varian") brought suit against the Company in the United States District Court for the Northern District of California, seeking monetary damages and injunctive relief based on the Company's alleged infringement of certain patents held by Varian. The lawsuit is in the late stages of discovery and has been reassigned to a new judge. The trial date has been set for March 1998. The Company has asserted defenses of invalidity and unenforceability of the patents that are the subject of the lawsuit, as well as noninfringement of such patents by the Company's products. While litigation is subject to inherent uncertainties and no assurance can be given that Lam will prevail in such litigation or will obtain a license under such patents on commercially reasonable terms, or at all, if such patents are held valid and infringed by the Company's products, the Company believes that the Varian lawsuit will not have a material adverse effect on the Company's operating results or the Company's financial position.

     The Company's success depends in part on its proprietary technology. While the Company attempts to protect its proprietary technology through patents, copyrights and trade secret protection, it believes that the success of the Company will depend on more technological expertise, continuing the development of new systems, market penetration and growth of its installed base and the ability to provide comprehensive support and service to customers. There can be no assurance that the Company will be able to protect its technology or that competitors will not be able to develop similar technology independently. The Company currently has a number of United States and foreign patents and patent applications. There can be no assurance that any patents issued to the Company will not be challenged, invalidated or circumvented or that the rights granted thereunder will provide competitive advantages to the Company.

ENVIRONMENTAL REGULATIONS

     The Company is subject to a variety of governmental regulations related to the discharge or disposal of toxic, volatile, or otherwise hazardous chemicals used in the manufacturing process. The Company believes that it is in general compliance with these regulations and that it has obtained (or otherwise addressed) all necessary environmental permits to conduct its business, which permits generally relate to the disposal of hazardous wastes. Nevertheless, the failure to comply with present or future regulations could result in fines being imposed on the Company, suspension of production or cessation of operations. Such regulations could require the Company to acquire significant equipment or to incur substantial other expenses to comply with environmental regulations. Any failure by the Company to control the use of, or adequately restrict the discharge or disposal of, hazardous substances could subject the Company to future liabilities.

DEPENDENCE ON KEY PERSONNEL AND DIFFICULTY OF IDENTIFYING AND HIRING CERTAIN PERSONNEL

     The performance of the Company is substantially dependent on the performance of its executive officers and key employees. The loss of the services of any of the executive officers or other key employees of the Company could have a material adverse effect on the business, operating results, financial condition and cash flows of the Company.

     The future success of the Company also depends on its continuing ability to identify, hire, train and retain other highly qualified technical and managerial personnel. Competition for such personnel is intense, and the Company has experienced difficulty in identifying and hiring qualified engineering personnel. There can be no assurance that the Company will be able to attract, assimilate or retain highly qualified technical and managerial personnel in the future. The inability to attract and retain the necessary technical and managerial personnel could have a material adverse effect on the Company's business, operating results, financial condition and cash flows.

MANAGEMENT TRANSITION

     In recent years, the Company has experienced expansion of its operations that has placed significant demands on its respective administrative, operational and financial resources, the demands of which are expected to intensify as a result of the Merger. James W. Bagley, the Chairman and Chief Executive Officer of OnTrak, became the Chief Executive Officer of Lam on August 6, 1997. In addition, Lam hired a new Chief Financial Officer, Mercedes Johnson, in April 1997 and a new Chief Operating Officer, Stephen G.

Newberry, in August 1997. There can be no assurance that such management transitions can be accomplished in an efficient manner without business disruption.

MANAGEMENT OF POTENTIAL GROWTH; INTEGRATION OF POTENTIAL ACQUISITIONS

     To manage future growth, if any, management of the Company will face significant challenges in improving financial and management controls, management processes, business and management information systems and procedures on a timely basis and expanding, training and managing its work force. There can be no assurance that the Company will be able to perform such actions successfully. In the future, the Company may make additional acquisitions of complementary companies, products or technologies. Managing an acquired business entails numerous operational and financial risks, including difficulties in assimilating acquired operations and new personnel, diversion of management's attention to other business concerns, amortization of acquired intangible assets and potential loss of key employees or customers of acquired operations. The Company's success will depend, to a significant extent, on the ability of its executive officers and other members of senior management to respond to these challenges effectively. There can be no assurance that the Company will be able to effectively achieve and manage any such growth, or that its management, personnel or systems will be adequate to support the Company's operations. Any such inabilities or inadequacies would have a material adverse effect on the Company's business, operating results, financial condition and cash flows.

     An important element of the Company's management strategy is to review acquisition prospects that would complement the Company's existing products, augment its market coverage and distribution ability or enhance its technological capabilities. While the Company has no current agreements or negotiations underway with respect to any new acquisitions, the Company may acquire additional businesses, products or technologies in the future. Future acquisitions by the Company could result in potentially dilutive issuances of equity securities, the incurrence of debt and contingent liabilities and amortization expense related to goodwill and other intangible assets, and other changes which could materially adversely affect the Company's business, financial condition and results of operations and/or the price of Lam Common Stock.

POTENTIAL VOLATILITY OF NOTES AND COMMON STOCK PRICE

     The market price for Lam Common Stock has been volatile. The market price of Lam Common Stock, and, in turn the market price of the Notes, could be subject to significant fluctuations in response to variations in quarterly operating results, shortfalls in revenues or earnings from levels expected by securities analysts and other factors such as announcements of technological innovations or new products by the Company or by the Company's competitors, government regulations, and developments in patent or other proprietary rights. In addition, the stock market has in recent years experienced significant price fluctuations. These fluctuations often have been unrelated to the operating performance of the specific companies whose stocks are traded. Broad market fluctuations, as well as economic conditions generally in the semiconductor industry, may adversely affect the market price of Lam Common Stock, and, in turn, the market price of the Notes.

POTENTIAL ANTI-TAKEOVER EFFECTS OF RIGHTS PLAN AND BYLAWS

     On January 23, 1997, the Company adopted a Rights Plan (the "Rights Plan") in which rights were distributed as a dividend at the rate of one right for each share of Common Stock, par value $0.001 per share, of the Company held by stockholders of record as of the close of business on January 31, 1997 and thereafter. In connection with the adoption of the Rights Plan, the Board of Directors also adopted a number of amendments to the Company's Bylaws, including amendments requiring advance notice of stockholder nominations of directors and stockholder proposals.

     The Rights Plan may have certain anti-takeover effects. The Rights Plan will cause substantial dilution to a person or group that attempts to acquire the Company in certain circumstances. Accordingly, the existence of the Rights Plan and the issuance of the related rights may deter certain acquirers from making takeover proposals or tender offers. The Rights Plan, however, is not intended to prevent a takeover but rather is designed to enhance the ability of the Board of Directors to negotiate with a potential acquirer on behalf of all of the stockholders.

     In addition, the Certificate of Incorporation authorizes 5,000,000 shares of undesignated preferred stock. The Board of Directors of the Company, without further stockholder approval, may issue this preferred stock with such terms as the Board of Directors may determine, which could have the effect of delaying or preventing a change in control of the Company. The issuance of preferred stock could also adversely affect the voting power of the holders of Common Stock, causing the loss of voting control. The Company's Bylaws and indemnity agreements with officers and directors provide that the Company will indemnify officers and directors against losses that they may incur in legal proceedings resulting from their service to the Company. Moreover, Section 203 of the Delaware General Corporation Law restricts certain business combinations with "interested stockholders" as defined by that statute.

SIGNIFICANT LEVERAGE; DEBT SERVICE; REQUIRED RESTRUCTURING OF SENIOR
INDEBTEDNESS

     In connection with the issuance of the Notes, the Company incurred $310 million of indebtedness which results in a ratio of long-term debt to total capitalization at June 30, 1997 of approximately 34%, restated to give effect to the issuance of the Notes. As a result of this additional indebtedness, the Company's principal and interest obligations will increase substantially. The degree to which the Company is leveraged could materially and adversely affect the Company's ability to obtain financing for working capital, acquisitions or other purposes and could make it more vulnerable to industry downturns and competitive pressures. The Company's ability to meet its debt service obligations will be dependent upon the Company's future performance, which will be subject to financial, business and other factors affecting the operations of the Company, many of which are beyond its control.

     The Company will require substantial amounts of cash to fund scheduled payments of principal and interest on its outstanding indebtedness, including the Notes, future capital expenditures and any increased working capital requirements. If the Company is unable to meet its cash requirements out of cash flow from operations and its available borrowings, there can be no assurance that it will be able to obtain alternative financing or that it will be permitted to do so under the terms of its existing financing arrangements. In the absence of such financing, the Company's ability to respond to changing business and economic conditions, to make future acquisitions, to absorb adverse operating results or to fund capital expenditures or increased working capital requirements may be adversely affected. If the Company does not generate sufficient increases in cash flow from operations to repay the Notes at maturity, it could attempt to refinance the Notes; however, no assurance can be given that such a refinancing would be available on terms acceptable to the Company, if at all. Any failure by the Company to satisfy its obligations with respect to the Notes at maturity (with respect to payments of principal) or prior thereto (with respect to payments of interest or required repurchases) would constitute a default under the Indenture and could cause a default under agreements governing other indebtedness, if any, of the Company.

     As a consequence of the issuance of the Notes offered hereby, the Company in August 1997 obtained consents and waivers for certain financial and other covenants contained in agreements related to certain existing financing arrangements. These financing arrangements include the Company's revolving credit facility, synthetic real estate leases, a receivable purchase arrangement and a yen denominated term loan of the Company's Japanese subsidiary, which is guaranteed by the Company. The Company obtained subsequent waivers for certain financial covenants on or before September 30, 1997, and amendments to its revolving credit facility and synthetic real estate leases on October 7, 1997.

ABSENCE OF PUBLIC MARKET

     There is no existing public market for the Notes and there can be no assurance as to the liquidity of any markets that may develop for the Notes, the ability of the holders of the Notes to sell the Notes or the price at which holders of the Notes may be able to sell their Notes. Future trading prices of the Notes will depend on many factors, including, among other things, prevailing interest rates, the Company's operating results, the price of the Common Stock and the market for similar securities. The Initial Purchasers have informed the

Company that the Initial Purchasers are making and currently intend to continue making a market in the Notes; however, the Initial Purchasers are not obligated to do so, and any such market making activity may be terminated at any time without notice to the holders of the Notes, in the sole discretion of the Initial Purchasers. Prior to the resale thereof pursuant to this Prospectus, each of the Notes was eligible for trading in the PORTAL Market. The Company has applied for listing of the Notes on the Luxembourg Stock Exchange.

SUBORDINATION AND ABSENCE OF FINANCIAL COVENANTS

     The Notes are unsecured and subordinated in right of payment to all existing and future Senior Indebtedness of the Company. The Notes are also structurally subordinated to the existing and future liabilities, including trade payables, of the Company's subsidiaries, and the Company conducts a significant portion of its operations through its subsidiaries. As of June 30, 1997, on a restated basis giving effect to the Merger, there was approximately $226 million of indebtedness of the Company outstanding that would have constituted Senior Indebtedness and approximately $51 million of indebtedness and other liabilities of subsidiaries of the Company outstanding (excluding intercompany liabilities and indebtedness included as Senior Indebtedness as a result of guarantees by the Company) to which the Notes would have been structurally subordinated. The Indenture does not prohibit or limit the incurrence of Senior Indebtedness or the incurrence of other indebtedness and liabilities by the Company or its subsidiaries, and the incurrence of any such additional indebtedness or liabilities could adversely affect the Company's ability to pay its obligations on the Notes. The Company anticipates that from time to time it will incur additional indebtedness, including Senior Indebtedness, and that it and its subsidiaries will from time to time incur other additional indebtedness and liabilities. See "Description of Notes -- Subordination."

     The Indenture does not contain any financial covenants or restrictions on the payment of dividends, the incurrence of indebtedness, including Senior Indebtedness, by the Company or the issuance or repurchase of securities by the Company. The Indenture contains no covenants or other provisions to afford protection to holders of the Notes in the event of a highly leveraged transaction or a change in control of the Company except to the extent described under "Description of Notes -- Repurchase at Option of Holders Upon a Fundamental Change." The term "Fundamental Change" is limited to certain specified transactions and may not include other events that might adversely affect the financial condition of the Company, nor would the requirement that the Company offer to repurchase the Notes upon a Fundamental Change necessarily afford holders of the Notes protection in the event of a highly leveraged transaction, reorganization, merger or similar transaction involving the Company.

LIMITATIONS ON REPURCHASE OF NOTES

     Upon a Fundamental Change (as defined below, see "Description of the Notes -- Repurchase at Option of Holders Upon a Fundamental Change"), each holder of Notes will have certain rights, at the holder's option, to require the Company to repurchase all or a portion of such holder's Notes. If a Fundamental Change were to occur, there can be no assurance that the Company would have or be able to obtain sufficient funds to pay the repurchase price for all Notes tendered by the holders thereof. Certain of the agreements evidencing the Company's existing indebtedness contain, and future credit agreements relating to other indebtedness (including other Senior Indebtedness) to which the Company may become a party may also contain, restrictions and provisions which prohibit the Company from repurchasing or redeeming any Notes and certain agreements evidencing the Company's existing indebtedness provide and future agreements relating to other indebtedness may provide that certain transactions constituting a Fundamental Change would constitute an event of default thereunder. In the event a Fundamental Change occurs at a time when the Company is prohibited from repurchasing or redeeming Notes, the Company could seek the consent of its lenders to the repurchase of Notes or could attempt to refinance the borrowings that contain such prohibition. If the Company does not obtain such a consent or repay such borrowings, the Company would remain prohibited from repurchasing or redeeming Notes. In such case, the Company's failure to repurchase tendered Notes may constitute an Event of Default (as defined below, "Description of the Notes -- Events of Default") under the Indenture, which may, in turn, constitute a further default under the terms of certain of the Senior Indebtedness. In such circumstances, the subordination provisions in the Indenture would likely restrict payments to the holders of the Notes. See "Description of Notes -- Repurchase at Option of Holders upon a Fundamental Change."

DISCRETIONARY USE OF PROCEEDS OF OFFERING OF NOTES

     The principal purpose of the sale of the Notes by the Company was to increase the Company's capital base and financial flexibility. The Company plans to use the net proceeds principally for general corporate purposes, including working capital. As a consequence, the Company's management has the ability to allocate the net proceeds of the completed Notes offering at its discretion. There can be no assurance that the proceeds will be utilized to yield a significant return. See "Significant Leverage; Debt Service; Required Restructuring of Senior Indebtedness."

                                USE OF PROCEEDS

     The Company will not receive any proceeds from the sale of the Notes or Common Stock offered by the Selling Securityholders hereby. However, if and when shares of Common Stock are issued upon conversion of the Notes, certain of the Company's indebtedness will be canceled. See "Selling Securityholders."

                                 CAPITALIZATION

     The following table sets forth the consolidated capitalization of the Company at June 30, 1997 giving effect to the Merger, which has been accounted for as a pooling of interests, and as adjusted to give effect to the sale by the Company of the Notes on August 26, 1997 and the application of the estimated net proceeds therefrom (as if such sale and application of proceeds occurred on such date). The following table should be read in conjunction with the Supplemental Consolidated Financial Statements, related Notes thereto and Management's Discussion and Analysis of Financial Condition and Results of Operations included elsewhere in this Prospectus. See "Risk Factors -- Discretionary Use of Proceeds of Offering of Notes" and "-- Significant Leverage; Debt Service; Required Restructuring of Senior Indebtedness."

                                                                            JUNE 30, 1997
                                                                           (IN THOUSANDS)
                                                                       -----------------------
                                                                                        AS
                                                                                     ADJUSTED
                                                                                       (3)
                                                                                    ----------
  Line of credit borrowings (1)....................................    $ 35,000     $   35,000
  Long-term debt and capital lease obligations including current
     portion.......................................................      67,719         67,719
  5% Convertible Subordinated Notes due 2002.......................          --        310,000
  Stockholders' Equity:
     Preferred stock, $0.001 par value, 5,000 shares authorized; no
      shares issued or outstanding.................................          --             --
     Common stock, $0.001 par value, 90,000 shares authorized;
      37,334 issued and outstanding (2)............................          37             37
     Additional paid-in capital....................................     361,101        361,101
     Retained earnings.............................................     286,344        286,344
                                                                       --------     ----------
     Total stockholders' equity....................................     647,482        647,482
                                                                       --------     ----------
     Total capitalization..........................................    $750,201     $1,060,201
                                                                       ========     ==========

---------------

(1) Does not give effect to the repayment of the line of credit borrowings of $35 million during July 1997.

(2) Does not include 4,935 shares of Common Stock issuable upon exercise of employee and director stock options outstanding at June 30, 1997.

(3) The as adjusted capitalization table gives effect to the sale by the Company of the Notes and the application of the estimated net proceeds therefrom on June 30, 1997.

                  SELECTED CONSOLIDATED FINANCIAL INFORMATION

     The Selected Consolidated Financial Information has been derived from the Supplemental Consolidated Financial Statements of the Company and gives effect to the Merger which has been accounted for as a pooling of interests. Lam's and OnTrak's historical results of operations and financial position for the fiscal years ended June 30, 1997, 1996, 1995, 1994 and 1993 have been combined to reflect the companies' results of operations and financial position for the respective periods presented. The Selected Consolidated Financial Information is presented for illustrative purposes only and is not necessarily indicative of the operating results or financial position that would have occurred had the Merger been effective during the periods presented, nor necessarily indicative of the future operating results or financial position of the combined company. This information should be read in connection with the Company's Supplemental Consolidated Financial Statements and Notes thereto included elsewhere in this Prospectus.

                                                                                   FOR THE YEARS ENDED JUNE 30,
                                                                 ----------------------------------------------------------------
                                                                    1997           1996          1995         1994         1993
                                                                 ----------     ----------     --------     --------     --------
                                                                 (IN THOUSANDS, EXCEPT RATIO AND PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Net sales....................................................    $1,060,535     $1,309,899     $824,233     $496,389     $265,905
Royalty income...............................................        12,662         22,814       12,348        8,803        4,584
                                                                 ----------     ----------     --------     --------     --------
        Total revenue........................................     1,073,197      1,332,713      836,581      505,192      270,489
Costs and expenses (1)
  Cost of goods sold.........................................       723,404        689,515      429,707      270,807      142,420
  Research and development...................................       192,254        186,899      134,668       78,319       45,092
  Selling, general and administrative........................       209,294        237,444      151,011       93,463       54,352
  Restructuring charge.......................................         9,021             --           --           --           --
  Charge for past royalties..................................            --             --        1,250           --           --
                                                                 ----------     ----------     --------     --------     --------
                                                                  1,133,973      1,113,858      716,636      442,589      241,864
Operating income (loss) (1)..................................       (60,776)       218,855      119,945       62,603       28,625
Other (income) expense, net..................................            83          2,456       (9,025)       3,097        1,194
                                                                 ----------     ----------     --------     --------     --------
Income (loss) before income taxes (1)........................       (60,859)       216,399      128,970       59,506       27,431
Income tax expense (benefit).................................       (30,183)        70,521       38,691       20,237        8,200
                                                                 ----------     ----------     --------     --------     --------
Net income (loss) (1)........................................    $  (30,676)    $  145,878     $ 90,279     $ 39,269     $ 19,231
                                                                 ==========     ==========     ========     ========     ========
Net income (loss) per share
  Primary....................................................    $    (0.83)    $     4.11     $   2.79     $   1.33     $   0.67
                                                                 ==========     ==========     ========     ========     ========
  Fully diluted..............................................    $    (0.83)    $     3.95     $   2.65     $   1.31     $   0.67
                                                                 ==========     ==========     ========     ========     ========
Number of shares used in per share calculations
  Primary....................................................        36,919         35,479       32,391       29,566       28,636
                                                                 ==========     ==========     ========     ========     ========
  Fully diluted..............................................        36,919         37,719       35,391       32,266       29,236
                                                                 ==========     ==========     ========     ========     ========
OTHER DATA:
Ratio of earnings to fixed charges (2).......................           n/a          10.6x        11.2x         9.0x         7.9x
                                                                 ----------     ----------     --------     --------     --------

                                                                                            FOR THE YEARS ENDED JUNE 30,
                                                                                    ---------------------------------------------
                                                                                    1997      1996      1995      1994      1993
                                                                                    -----     -----     -----     -----     -----
                                                                                    AS A PERCENTAGE OF TOTAL REVENUE
Net sales.......................................................................     98.8%     98.3%     98.5%     98.3%     98.3%
Royalty income..................................................................      1.2       1.7       1.5       1.7       1.7
                                                                                    ------    ------    ------    ------    ------
  Total revenue.................................................................    100.0     100.0     100.0     100.0     100.0
Costs and expenses
  Cost of goods sold............................................................     67.4      51.7      51.4      53.6      52.6
  Research and development......................................................     17.9      14.1      16.1      15.5      16.7
  Selling, general and administrative...........................................     19.5      17.8      18.1      18.5      20.1
  Restructuring charge..........................................................      0.9        --        --        --        --
  Charge for past royalties.....................................................       --        --       0.1        --        --
                                                                                    ------    ------    ------    ------    ------
                                                                                    105.7      83.6      85.7      87.6      89.4
Operating income (loss).........................................................     (5.7)     16.4      14.3      12.4      10.6
Other (income) expense, net.....................................................       --       0.2      (1.1)      0.6       0.5
                                                                                    ------    ------    ------    ------    ------
Income (loss) before income taxes...............................................     (5.7)     16.2      15.4      11.8      10.1
Income tax expense (benefit)....................................................     (2.8)      5.3       4.6       4.0       3.0
                                                                                    ------    ------    ------    ------    ------
Net income (loss)...............................................................     (2.9)%    10.9%    10.8%       7.8%      7.1%
                                                                                    ======    ======    ======    ======    ======

                                                                                          AS OF JUNE 30,
                                                                 ----------------------------------------------------------------
                                                                    1997           1996          1995         1994         1993
                                                                 ----------     ----------     --------     --------     --------
BALANCE SHEET DATA:
Working capital (1)..........................................    $  462,171     $  516,162     $343,410     $173,913     $155,357
Total assets (1).............................................     1,035,049      1,031,497      698,416      386,772      271,139
Long-term obligations, less current portion..................        46,592         54,099       97,399       79,648       79,678
Mandatorily redeemable preferred stock.......................            --             --        6,522           --           --
Total stockholders' equity...................................       647,482        661,876      396,098      178,715      130,676

---------------

(1) During fiscal 1997, Lam recorded one-time charges and other significant adjustments totaling approximately $78 million on a pre-tax basis for restructuring costs; inventory, product warranty and other adjustments; and bad debt reserves.

(2) For purposes of calculating the ratio of earnings to fixed charges, (i) earnings consist of consolidated income (loss) before income taxes plus fixed charges and (ii) fixed charges consist of interest expense incurred, including capital leases, amortization of interest costs and the portion of rental expense under operating leases deemed by the Company to be representative of the interest factor. Earnings were not sufficient to cover fixed charges for fiscal 1997 by approximately $36 million.

                              RECENT DEVELOPMENTS

     Revenue for the Company for the quarter ended September 30, 1997 was $289.9 million compared to revenue of $299.2 million for the prior year period. The Company reported a net loss of $12.2 million ($0.32 per share) for the quarter compared to net income of $11.7 million ($0.31 per share, fully diluted) for the prior year's first quarter. The quarter ended September 30, 1997 results include a $17.7 million pre-tax charge ($0.41 per share, after tax) related to costs associated with the Merger, which was completed during the quarter.

                              DESCRIPTION OF NOTES

     The Notes offered by the holders hereby were issued under an Indenture, dated as of August 15, 1997, between the Company and the LaSalle National Bank as trustee (the "Trustee"). The Notes offered pursuant to this Prospectus are limited to U.S. $310,000,000 aggregate principal amount (or its equivalent based on the applicable exchange rate at the time of sale). The statements herein relating to the Notes and the Indenture are summaries and are subject to the detailed provisions of the Indenture. A copy of the Indenture is filed as an exhibit to the Registration Statement of which this Prospectus is a part; also copies of the Indenture are available from the Trustee, the Company, or the Company's agent in Luxembourg upon request by holders of the Notes. The following summaries of certain provisions of the Notes and the Indenture do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all of the provisions of the Notes and the Indenture, including the definitions therein of certain terms which are not otherwise defined in this Prospectus. Wherever particular provisions or defined terms of the Indenture (or the form of Note which is a part thereof) or the Registration Rights Agreement are referred to, such provisions or defined terms are incorporated herein by reference. References in this section to the "Company" are solely to Lam Research Corporation, a Delaware corporation, and not its subsidiaries.

GENERAL

     The Notes are unsecured subordinated obligations of the Company, $310,000,000 in aggregate principal amount, will mature on September 1, 2002 and are payable at a price of 100% of the principal amount thereof. The Notes bear interest at the rate of 5% per annum commencing as of August 26, 1997, payable semiannually on March 1 and September 1 of each year, commencing on March 1, 1998.

     The Notes are convertible into Common Stock initially at the conversion price of $87.77 per share (equivalent to a conversion rate of approximately
11.39 shares per $1,000 principal amount of Notes), subject to adjustment upon the occurrence of certain events described under "-- Conversion," at any time prior to the close of business on the maturity date, unless previously redeemed or repurchased.

     The Notes are redeemable (a) at the option of the Company in the event of certain developments involving withholding taxes of the U.S. as described below under "-- Redemption -- Redemption for Taxation Reasons" at a redemption price of 100% of the principal amount of the Notes to be redeemed, plus accrued interest to, but excluding the Redemption Date (as defined) and (b) at the option of the Company under the circumstances and at the redemption prices set forth below under "Redemption -- Optional Redemption," plus accrued interest to, but excluding, the Redemption Date.

     The Indenture does not contain any financial covenants or restrictions on the payment of dividends by the Company, the incurrence of indebtedness, including Senior Indebtedness (as defined), by the Company or the issuance or repurchase of securities by the Company. The Indenture contains no covenants or other provisions to afford protection to holders of the Notes in the event of a highly leveraged transaction or a change in control of the Company except to the extent described below under "-- Repurchase at Option of Holders Upon a Fundamental Change."

     The Notes redemption price at the maturity date is 100% of the original principal amount.

BOOK ENTRY, DELIVERY AND FORM

     The Notes were issued in fully registered form, without coupons, in denominations of $1,000 principal amount and integral multiples thereof.

     Global Note, Book-Entry Form. The Notes currently held by QIBs, are evidenced by a global note (the "144A Global Note"), which is deposited with, or on behalf of, The Depository Trust Company, New York, New York ("DTC"), and registered in the name of Cede & Co. ("Cede") as DTC's nominee.

     The Notes held by persons who acquired such Notes in compliance with Regulation S under the Securities Act (a "Non-U.S. Person") are evidenced by a global note (the "Regulation S Global Note"), which is deposited with, or on behalf of, DTC and registered in the name of Cede as DTC's nominee, for the accounts of Morgan Guaranty Trust Company of New York, Brussels office, as operator of the Euroclear System ("Euroclear") and Cedel, S.A. ("Cedel"). Beneficial interests in the Regulation S Global Note may only be held through Euroclear or Cedel, and, prior to the effective date of this Prospectus and the sale of the Notes under the terms of this Prospectus, any resale or transfer of such interests to U.S. persons is restricted. Except as set forth below, the 144A Global Note and the Regulation S Global Note may be transferred, in whole or in part, only to another nominee of DTC or to a successor of DTC or its nominee.

     Upon the initial sale of the Notes offered hereby pursuant to this Prospectus, each Selling Securityholder will be required to deliver a notice ("Notice") of such sale to the Trustee and the Company. The Notice will, among other things, identify the sale as a transfer pursuant to the Registration Statement of which this Prospectus forms a part, certify that the prospectus delivery requirements, if any, of the Securities Act have been satisfied, and certify that the Selling Securityholder and the aggregate principal amount of Notes owned by such holder are identified in the Prospectus in accordance with the applicable rules and regulations under the Securities Act. Copies may be requested from the Company.

     Upon the initial transfer pursuant to the Registration Statement of which this Prospectus forms a part, the Notes will be represented by one or more global notes (the "Global Notes," each a "Global Note") in definitive, fully registered form, without coupons. Each such Global Note will be deposited upon issuance with, or on behalf of, DTC and registered in the name of DTC or its nominee (the "Global Note Registered Owner") or will remain in the custody of the Trustee pursuant to an agreement between DTC and the Trustee. Except as set forth below, the Global Note may be transferred, in whole or in part, only to another nominee of DTC or to a successor of DTC or its nominee.

     DTC has advised the Company as follows. DTC is a limited purpose trust company organized under the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. DTC was created to hold securities for its participant organizations (collectively, the "Participants," each a "Participant") and to facilitate the clearance and settlement of transactions in those securities between Participants through electronic book-entry changes in accounts of its Participants, thereby eliminating the need for physical movement of securities. The Participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. Access to DTC's system is also available to other entities such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Participant, either directly or indirectly (collectively, the "Indirect Participants"). Certain of such Participants (or their representatives), together with other entities, own DTC. Persons who are not Participants may beneficially own securities held by or on behalf of DTC only through the Participants or the Indirect Participants. The ownership interest and transfer of ownership interest of each actual purchaser of each security held by or on behalf of DTC are recorded on the records of the Participants and Indirect Participants.

     Pursuant to procedures established by DTC, (i) upon deposit of a Global Note, DTC will credit the accounts of Participants with portions of the principal amount of the Global Note and (ii) ownership of such interests in the Global Note will be shown on, and the transfer of ownership thereof will be effected only through, records maintained by DTC (with respect to the Participants) or by the Participants and the Indirect Participants (with respect to other owners of beneficial interests in the Global Note). The laws of some states require that certain persons take physical delivery in definitive form of securities that they own. Consequently, the ability to transfer Notes will be limited to that extent.

     Except as described below, owners of interests in the Global Notes will not have Notes registered in their names, will not receive physical delivery of the Notes in definitive form and will not be considered the registered owners thereof under the Indenture for any purpose.

     The limited circumstances under the Indenture pursuant to which owners of beneficial interests in a Global Note are entitled to have certificates registered in their name would occur if at any time (i) the Company or an affiliate of the Company is such owner of a beneficial interest in the securities represented by such Global Note, or (ii) the depository (initially
DTC) for the Global Note notifies the Company that it is unwilling or unable to continue as depository for such Global Note, and a successor depository is not appointed by the Company within ninety (90) days after the Company receives such notice. In this event, the Company will execute, and the Trustee, upon receipt of an Officers' Certificate (as defined in the Indenture) for the authentication and delivery of such securities, will authenticate and deliver the securities in certificated form in aggregate principal amount equal to the principal amount of such Global Note, in exchange for the Global Note. Securities in certificated form shall be registered in such names and in such authorized denominations as the depository, pursuant to instructions from its direct or indirect participants or otherwise, shall instruct the Trustee. Upon execution and authentication, the Trustee shall deliver such securities in certificated form to the Persons in whose names such securities in certificated form are so registered.

     Payment of interest on and the redemption price of the Global Notes are made to Cede, the nominee for DTC, as the registered owner of each Global Note, by wire transfer of immediately available funds on each interest payment date. Neither the Company, the Trustee nor any Paying Agent will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in a Global Note or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

     The Company has been informed by DTC that, with respect to any payment of interest on, or the redemption price of, a Global Note, DTC's practice is to credit Participants' accounts on the payment date therefor with payments in amounts proportionate to their respective beneficial interests in the Notes represented by such Global Note, as shown on the records of DTC (adjusted as necessary so that such payments are made with respect to whole Notes only), unless DTC has reason to believe that it will not receive payment on such payment date. Payments by Participants to owners of beneficial interests in Notes represented by a Global Note held through such Participants are the responsibility of such Participants, as is now the case with securities held for the accounts of customers registered in "street name."

     Because DTC can only act on behalf of Participants, who in turn act on behalf of Indirect Participants and certain banks, the ability of a person having a beneficial interest in the principal amount represented by a Global Note to pledge such interest to persons or entities that do not participate in the DTC system, or otherwise take actions in respect of such interest, may be affected by the lack of a physical certificate evidencing such interest.

     Neither the Company nor the Trustee (or any Note Registrar, Paying Agent or Conversion Agent under the Indenture) will have any responsibility for the performance by DTC or its Participants or Indirect Participants of their respective obligations under the rules and procedures governing their operations. DTC has advised the Company that it will take any action permitted to be taken by a holder of Notes (including, without limitation, the presentation of Notes for exchange as described below) only at the direction of one or more Participants to whose account with DTC interests in a Global Note are credited and only in respect of the principal amount of the Notes represented by such Global Note as to which such Participant or Participants has or have given such direction.

     Although DTC has agreed to the foregoing procedures in order to facilitate transfers of interests in the Global Note among Participants, it is under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. If DTC is at any time unwilling or unable to continue as depository and a successor depository is not appointed by the Company within 90 days, the Company will cause the Notes to be issued in definitive form in exchange for the Global Notes.

CONVERSION

     The holder of any Note will have the right at the holder's option to convert any Note (in denominations of $1,000 or any multiple thereof) into shares of Common Stock at any time, at a conversion price of $87.77 per share (equivalent to a conversion rate of approximately 11.39 shares per $1,000 principal amount of Notes). The conversion price is subject to adjustment from time to time as described below. The right to convert a Note will end at the close of business on the maturity date, September 1, 2002, except that the right to convert a Note called for redemption or delivered for repurchase will terminate upon the earlier to occur of (i) the close of business on the Business Day prior to the Redemption Date or the Repurchase Date (as defined in the Indenture), as the case may be, or (ii) the close of business on the maturity date. The rights and privileges of the holders of Common Stock are described in "Description of Capital Stock."

     Beneficial owners of interests in a Global Note may exercise their right of conversion by delivering to any Conversion Agent the appropriate instruction form for conversion. Pursuant to the Indenture, the date on which all of the foregoing requirements have been satisfied is the date of surrender for conversion. Such notice of conversion can be obtained from the Trustee at the Corporate Trust Office or the office of any Conversion Agent. As promptly as practicable on or after the conversion date, the Company will issue and deliver to the Trustee a certificate or certificates for the number of full shares of Common Stock issuable upon conversion, together with payment in lieu of any fraction of a share in an amount determined as set forth below. Such certificates are sent by the Trustee to the appropriate Conversion Agent for delivery to the holder. Such Common Stock issuable upon conversion of the Notes shall be fully paid and nonassessable. Any Note surrendered for conversion during the period from the close of business on any Regular Record Date, as defined herein, to the opening of business on the next succeeding Interest Payment Date (except Notes called for redemption on a Redemption Date or to be repurchased on a Repurchase Date during such period) must be accompanied by payment of an amount equal to the interest payable on such Interest Payment Date on the principal amount of the Notes being surrendered for conversion. In the case of any Note which has been converted after any Regular Record Date, but on or before the next Interest Payment Date, the Stated Maturity (as defined in the Indenture) of which is on such Interest Payment Date, interest shall be payable on such Interest Payment Date notwithstanding such conversion. Such interest shall be paid to the holder of such Note on such Regular Record Date. As a result, a holder that surrenders Notes for conversion on a date that is not an Interest Payment Date will not receive any interest for the period from the Interest Payment Date next preceding the date of conversion to the date of conversion or for any later period, even if the Notes are surrendered after a notice of redemption (except for the payment of interest on Notes called for redemption on a Redemption Date or to be repurchased on a Repurchase Date between a Regular Record Date and the Interest Payment Date to which it relates). No other payment or adjustment for interest, or for any dividends in respect of Common Stock, are made upon conversion. Holders of Common Stock issued upon conversion will not be entitled to receive any dividends payable to holders of Common Stock as of any record time before the close of business on the conversion date. No fractional shares are issued upon conversion but, in lieu thereof, an appropriate amount is paid in cash by the Company based on the market price of Common Stock on the day of conversion.

     A holder delivering a Note for conversion will not be required to pay any taxes or duties in respect of the issue or delivery of Common Stock on conversion but is required to pay any tax or duty which may be payable in respect of any transfer involved in the issue or delivery of the Common Stock in a name other than that of the holder of the Note. Certificates representing Common Stock will not be issued or delivered unless all taxes and duties, if any, payable by the holder have been paid.

     The initial conversion price of $87.77 per share of Common Stock (equivalent to a conversion rate of approximately 11.39 shares per $1,000 principal amount of the Notes) is subject to adjustment (under formulae set forth in the Indenture) in certain events, including: (i) the issuance of Common Stock as a dividend or distribution on Common Stock; (ii) certain subdivisions and combinations of the Common Stock; (iii) the issuance to all holders of Common Stock of certain rights or warrants to purchase Common Stock

(provided that the conversion price will be readjusted to the extent that such rights or warrants are not exercised prior to the expiration thereof); (iv) the distribution to all holders of Common Stock of shares of capital stock of the Company (other than Common Stock) or evidences of indebtedness of the Company or assets (including securities, but excluding those rights, warrants, dividends and distributions referred to above or paid in cash); (v) distributions consisting of cash, excluding any quarterly cash dividend on the Common Stock to the extent that the aggregate cash dividend per share of Common Stock in any quarterly period does not exceed the greater of (x) the amount per share of Common Stock of the next preceding quarterly cash dividend on the Common Stock to the extent that such preceding quarterly dividend did not require an adjustment of the conversion price pursuant to this clause (v), and (y) 3.75% of the average of the daily Closing Prices (as defined in Section 12.4 (8) of the Indenture) of the Common Stock for the ten consecutive Trading Days (as defined in Section 12.4 (8) of the Indenture) immediately prior to the date of declaration of such dividend, and excluding any dividend or distribution in connection with the liquidation, dissolution or winding up of the Company; (vi) payment in respect of a tender or exchange offer by the Company for the Common Stock to the extent that the cash and value of any other consideration included in such payment per share of Common Stock exceeds the Current Market Price (as defined in Section 12.4 (8) of the Indenture) per share of Common Stock on the Trading Day next succeeding the last date on which tenders or exchanges may be made pursuant to such tender or exchange offer; and (vii) payment in respect of a tender offer or exchange offer by a person other than the Company in which, as of the closing date of the offer, the Board of Directors is not recommending rejection of the offer. If an adjustment is required to be made as set forth in clause (v) above as a result of a distribution that is a quarterly dividend, such adjustment would be based upon the amount by which such distribution exceeds the amount of quarterly cash dividends permitted to be excluded pursuant to such clause (v). In the event of a distribution to substantially all holders of Common Stock of rights to subscribe for additional shares of the Company's capital stock as provided in clause (iii) above, the Company may, instead of making any adjustment in the conversion price, make proper provision so that each holder of a Note who converts such Note after the record date for such distribution and prior to the expiration or redemption of such rights shall be entitled to receive upon such conversion, in addition to shares of Common Stock, an appropriate number of such rights. If an adjustment is required to be made as set forth in clause (v) above as a result of a distribution that is not a quarterly dividend, such adjustment would be based upon the full amount of the distribution. The adjustment referred to in clause (vii) above will only be made if the tender offer or exchange offer is for an amount which increases that person's ownership of Common Stock to more than 25% of the total shares of Common Stock outstanding and if the cash and value of any other consideration included in such payment per share of Common Stock exceeds the Current Market Price per share of Common Stock on the business day next succeeding the last date on which tenders or exchanges may be made pursuant to such tender or exchange offer. The adjustment referred to in clause (vii) above will not be made, however, if, as of the closing of the offer, the offering documents with respect to such offer disclose a plan or an intention to cause the Company to engage in a consolidation or merger of the Company or a sale of all or substantially all of the Company's assets. After and so long as the Notes are listed on the Luxembourg Stock Exchange and the rules of the Luxembourg Stock Exchange so require, notice of any adjustment of the conversion price will be given to holders of the Notes by publication in a daily newspaper of general circulation in Luxembourg (which is expected to be the Luxemburger Wort) or, if publication in Luxembourg is not practical, in Western Europe.

     Under the provisions of Lam's Rights Plan (see "Description of Capital Stock -- Rights Plan"), upon conversion of the Notes into Common Stock to the extent that the Rights Plan is still in effect upon such conversion, the holders will receive, in addition to the Common Stock, the Rights described therein (whether or not the rights have separated from the Common Stock at the time of conversion), subject to certain limited exceptions.

     In the case of (i) any reclassification of the Common Stock, or (ii) a consolidation, merger or combination involving the Company or a sale or conveyance to another person of the property and assets of the Company as an entirety or substantially as an entirety, in each case as a result of which holders of Common Stock shall be entitled to receive stock, other securities, other property or assets (including cash) with respect to or in exchange for such Common Stock, the holders of the Notes then outstanding will generally be entitled thereafter to convert such Notes for the kind and amount of shares of stock, other securities or other property or assets (including cash) which they would have owned or been entitled to receive upon such reclassification, consolidation, merger, combination, sale or conveyance had such Notes been converted into Common Stock immediately prior to such reclassification, consolidation, merger, combination, sale or conveyance assuming that a holder of Notes would not have exercised any rights of election as to the stock, other securities or other property or assets (including cash) receivable in connection therewith.

     The Company from time to time may to the extent permitted by law reduce the conversion price by any amount for any period of at least 20 days, in which case the Company shall give at least 15 days notice of such reduction, if the Board of Directors of the Company has made a determination that such reduction would be in the best interests of the Company which determination shall be conclusive. The Company may, at its option, make such reductions in the conversion price, in addition to those set forth above, as the Board of Directors of the Company deems advisable to avoid or diminish any income tax to holders of Common Stock resulting from any dividend or distribution of stock (or rights to acquire stock) or from any event treated as such for income tax purposes.

     No adjustment in the conversion price is required unless such adjustment would require a change of at least 1% in the conversion price then in effect; provided that any adjustment that would otherwise be required to be made shall be carried forward and taken into account in any subsequent adjustment. Except as stated above, the conversion price will not be adjusted for the issuance of Common Stock or any securities convertible into or exchangeable for Common Stock or carrying the right to purchase any of the foregoing.

SUBORDINATION

     The indebtedness evidenced by the Notes is subordinated in right of payment to the extent provided in the Indenture to the prior payment in full of all Senior Indebtedness (as defined below). Upon any distribution of assets of the Company upon any dissolution, winding up, liquidation or reorganization (including any of the foregoing as a result of bankruptcy or moratorium of payment), the payment on account of the principal of, redemption of, liquidated damages, if any, or premium, if any, and interest on the Notes (including on account of a Fundamental Change) is to be subordinated to the extent provided in the Indenture in right of payment to the prior payment in full in cash of all Senior Indebtedness. In the event of any acceleration of the Notes because of an Event of Default, the holders of any Senior Indebtedness then outstanding would be entitled to payment in full in cash of all obligations in respect of such Senior Indebtedness before the holders of the Notes are entitled to receive any payment or other distribution in respect thereof. The Indenture requires that the Company promptly notify the Trustee if payment of the Notes is accelerated because of an Event of Default.

     The Company also may not make any payment upon, redemption of, or payment of liquidated damages, if any, on or purchase or otherwise acquire the Notes if
(i) a default in the payment of the principal of, premium, if any, interest, rent or other obligations in respect of Senior Indebtedness occurs and is continuing beyond any applicable period of grace or (ii) any other default occurs and is continuing with respect to Designated Senior Indebtedness (as defined below) that permits the holders of the Designated Senior Indebtedness as to which such default relates to accelerate its maturity and the Trustee receives a notice of such default (a "Payment Blockage Notice") from the Company or other person permitted to give such notice under the Indenture. Payments on the Notes may and shall be resumed (a) in case of a payment default, upon the date on which such default is cured or waived or ceases to exist and (b) in case of a nonpayment default, the earlier of the date on which such nonpayment default is cured or waived or ceases to exist or 179 days after the date on which the applicable Payment Blockage Notice is received. No new period of payment blockage may be commenced pursuant to a Payment Blockage Notice unless and until 365 days have elapsed since the effectiveness of the immediately prior Payment Blockage Notice. No nonpayment default that existed or was continuing on the date of delivery of any Payment Blockage Notice to the Trustee shall be, or be made, the basis for a subsequent Payment Blockage Notice.

     By reason of the subordination provisions described above, in the event of the Company's bankruptcy, dissolution or reorganization, holders of Senior Indebtedness may receive more, ratably, and holders of the

Notes may receive less, ratably, than the other creditors of the Company. Such subordination will not prevent the occurrence of any Event of Default under the Indenture.

     In the event that, notwithstanding the foregoing, the Trustee or any holders of the Notes receives any payment or distribution of assets of the Company of any kind in contravention of any of the subordination provisions of the Indenture, whether in cash, property or securities, including, without limitation, by way of set-off or otherwise, in respect of the Notes before all Senior Indebtedness is paid in full, then such payment or distribution will be held by the recipient in trust for the benefit of holders of Senior Indebtedness of the Company or their representative or representatives to the extent necessary to make payment in full of all Senior Indebtedness of the Company remaining unpaid, after giving effect to any concurrent payment or distribution, or provision therefor, to or for the holders of Senior Indebtedness of the Company.

     The Notes are unsecured and subordinated in right of payment to all existing and future Senior Indebtedness of the Company. The Notes are also structurally subordinated to the existing and future liabilities, including trade payables, of the Company's subsidiaries, and the Company conducts a significant portion of its operations through subsidiaries. As of June 30, 1997, there was approximately $226 million of indebtedness of the Company outstanding that would have constituted Senior Indebtedness and there was approximately $51 million of indebtedness and other liabilities of subsidiaries of the Company outstanding (excluding intercompany liabilities and indebtedness included as Senior Indebtedness as a result of guarantees by the Company) to which the Notes would have been structurally subordinated. The Indenture does not prohibit or limit the incurrence of Senior Indebtedness or the incurrence of other indebtedness and other liabilities by the Company or its subsidiaries, and the incurrence of any such additional indebtedness or liabilities could adversely affect the Company's ability to pay its obligations on the Notes. The Company anticipates that from time to time it will incur additional indebtedness, including Senior Indebtedness, and that it and its subsidiaries will from time to time incur other additional indebtedness and liabilities. See "Risk
Factors -- Subordination and Absence of Financial Covenants."

     The Company is obligated to pay reasonable compensation to the Trustee and to indemnify the Trustee against any losses, liabilities or expenses incurred by it in connection with its duties relating to the Notes. The Trustee's claims for such payments are senior to those of holders of the Notes in respect of all funds collected or held by the Trustee.

     The term "Senior Indebtedness" means the principal of, premium, if any, interest (including all interest accruing subsequent to the commencement of any bankruptcy or similar proceeding, whether or not a claim for post-petition interest is allowable as a claim in any such proceeding) and rent payable on or in connection with, and all fees, costs, expenses and other amounts accrued or due on or in connection with, Indebtedness (as defined below) of the Company, whether outstanding on the date of the Indenture or thereafter created, incurred, assumed, guaranteed or in effect guaranteed by the Company (including all deferrals, renewals, extensions or refundings of, or amendments, modifications or supplements to, the foregoing), unless in the case of any particular Indebtedness the instrument creating or evidencing the same or the assumption or guarantee thereof expressly provides that such Indebtedness shall not be senior in right of payment to the Notes or expressly provides that such Indebtedness is pari passu or "junior" to the Notes. Notwithstanding the foregoing, Senior Indebtedness shall include Indebtedness of the Company to any subsidiary of the Company.

     The term "Indebtedness" means, with respect to any person, and without duplication, (a) all indebtedness, obligations and other liabilities (contingent or otherwise) of the Company for borrowed money (including obligations of the Company in respect of overdrafts, foreign exchange contracts, currency exchange agreements, interest rate protection agreements, and any loans or advances from banks, whether or not evidenced by notes or similar instruments) or evidenced by bonds, debentures, notes or similar instruments (whether or not the recourse of the lender is to the whole of the assets of such person or to only a portion thereof) other than any account payable or other accrued current liability or obligation incurred in the ordinary course of business in connection with the obtaining of materials or services, (b) all reimbursement obligations and other liabilities (contingent or otherwise) of the Company with respect to letters of credit, bank guarantees or bankers' acceptances, (c) all obligations and liabilities (contingent or otherwise) in respect of leases of the Company required, in conformity with generally accepted accounting principles, to be accounted for as capitalized lease obligations on the balance sheet of the Company and all obligations and other liabilities (contingent or otherwise) under any lease or related document (including a purchase agreement) in connection with the lease of real property or improvements thereon which provides that the Company is contractually obligated to purchase or cause a third party to purchase the leased property and thereby guarantee a minimum residual value of the leased property to the lessor and the obligations of the Company under such lease or related document to purchase or to cause a third party to purchase such leased property, (d) all obligations of the Company (contingent or otherwise) with respect to an interest rate or other swap, cap or collar agreement or other similar instrument or agreement or foreign currency hedge, exchange, purchase or similar instrument or agreement, (e) all direct or indirect guaranties or similar agreements by the Company in respect of, and obligations or liabilities (contingent or otherwise) of the Company to purchase or otherwise acquire or otherwise assure a creditor against loss in respect of, indebtedness, obligations or liabilities of another person of the kind described in clauses (a) through (d), (f) any indebtedness or other obligations described in clauses (a) through (d) secured by any mortgage, pledge, lien or other encumbrance existing on property which is owned or held by the Company, regardless of whether the indebtedness or other obligation secured thereby shall have been assumed by the Company, and (g) any and all deferrals, renewals, extensions and refundings of, or amendments, modifications or supplements to, any indebtedness, obligation or liability of the kind described in clauses (a) through (f).

     The term "Designated Senior Indebtedness" means any particular Senior Indebtedness in which the instrument creating or evidencing the same or the assumption or guarantee thereof (or related agreements or documents to which the Company is a party) expressly provides that such Senior Indebtedness shall be "Designated Senior Indebtedness" for purposes of the Indenture (provided that such instrument, agreement or other document may place limitations and conditions on the right of such Senior Indebtedness to exercise the rights of Designated Senior Indebtedness).

REDEMPTION

  Optional Redemption

     At any time on or after September 6, 2000, the Notes are redeemable at the Company's option on at least 20 and not more than 60 days notice, in whole, or from time to time, in part, at the following prices (expressed as percentages of the principal amount), together with accrued interest to, but excluding, the Redemption Date, if the closing price of the Common Stock shall have exceeded 130% of the conversion price then in effect for 20 trading days within a period of 30 consecutive trading days ending within five trading days prior to the notice of redemption.

     If redeemed during the 12-month period beginning September 1 (beginning September 6, 2000 and ending August 31, 2001, in the case of the first such period):

YEAR     REDEMPTION PRICE
----     ----------------
2000            102%
2001            101

and 100% at September 1, 2002; provided that any semi-annual payment of interest becoming due on the Redemption Date shall be payable to the holders of record on the Regular Record Date of the Notes being redeemed.

     If fewer than all the Notes are to be redeemed, the Trustee will select the Notes to be redeemed by lot. If any Note is to be redeemed in part only, a new Note or new Notes in principal amount equal to the unredeemed principal portion thereof will be issued at the office of the agency of the Trustee in the City of New York or the Corporate Trust Office of the Trustee in Chicago, Illinois or the Note Registrar in Luxembourg. If a portion of a holder's Notes is selected for partial redemption and such holder converts a portion of such Notes, such converted portion shall be deemed to be taken from the portion selected for redemption.

     There is no sinking fund provided for the Notes.

  Redemption for Taxation Reasons

     If, as a result of any change in, or amendment to, the laws or regulations prevailing in the United States or any political subdivision or taxing authority thereof or therein, which change or amendment becomes effective on or after the date of this Prospectus or as a result of any application or official interpretation of such laws or regulations not generally known before that date (a "Tax Law Change") the Company is or would be required on the next succeeding Interest Payment Date to pay Additional Amounts (as defined in Section 2.2 of the Indenture), and such requirement or obligation cannot be avoided by the Company taking reasonable measures available to it, the Company may redeem the affected Notes in whole, but not in part, at any time, on giving not less than 20 days notice, at a redemption price equal to 100% of the principal amount thereof plus accrued interest to, but excluding, the Redemption Date and any Additional Amounts then payable, provided that no such notice of redemption shall be given earlier than 90 days prior to the earliest date on which the Company would be obligated to withhold or pay additional amounts were a payment in respect of the Notes then made.

     Prior to the publication of any notice of redemption with respect to a Tax Law Change, the Company shall deliver to the Trustee (a) a certificate stating that the Company is entitled to effect such redemption and setting forth a statement of facts showing that the conditions precedent to the right of the Company so to redeem have occurred and (b) an opinion of counsel selected by the Company and reasonably acceptable to the Trustee, to the effect that the Company has or will become obligated to pay such Additional Amounts as a result of a Tax Law Change. The Company's right to redeem the affected Notes shall continue as long as the Company is obligated to pay Additional Amounts, notwithstanding that the Company shall have theretofore made payments of Additional Amounts.

PAYMENT AND CONVERSION

     The principal of the Notes are payable in United States dollars, against surrender thereof at the office of the agency of the Trustee in The City of New York or the Corporate Trust Office of the Trustee in Chicago, Illinois, or, subject to any applicable laws and regulations, at the office of any Paying Agent, by dollar check drawn on, or by transfer to a United States dollar denominated account (such transfer to be made only to holders of an aggregate principal amount of Notes in excess of $2,000,000) maintained by the holder with, a bank in The City of New York. Payment of any installment of interest on Notes shall be made to the Person in whose name such Notes or any predecessor
Note is registered at the close of business on February 15 or August 15 (whether or not a Business Day) immediately preceding the relevant Interest Payment Date (a "Regular Record Date"). Payments of such interest are made by a dollar check drawn on a bank in The City of New York mailed to the holder at such holder's registered address or, upon application by the holder thereof to the Trustee not later than the applicable Regular Record Date, by transfer to a United States dollar denominated account (such transfer to be made only to holders of an aggregate principal amount of the Notes in excess of $2,000,000) maintained by the holder with a bank in The City of New York. No transfer to a United States dollar denominated account shall be made unless the Trustee has received written wire instructions not less than 15 days prior to the relevant payment date.

     Any payment on the Notes due on any day which is not a Business Day (as defined below) need not be made on such day, but may be made on the next succeeding Business Day with the same force and effect as if made on such due date, and no interest shall accrue on such payment for the period from and after such date. "Business Day," when used with respect to any place of payment, place of conversion or any other place, as the case may be, means each Monday, Tuesday, Wednesday, Thursday and Friday which is not a day on which banking institutions in such place of payment, place of conversion or other place, as the case may be, are authorized or obligated by law or executive order to close; provided, however, that a day on which banking institutions in New York, New York or Luxembourg are authorized or obligated by law or executive order to close shall not be a Business Day for certain purposes.

     The Notes may be surrendered for conversion, subject to any applicable laws and regulations, at the office of any Conversion Agent outside the U.S. In addition, the Notes may be surrendered for conversion at the office of the agency of the Trustee in The City of New York or the Corporate Trust Office of the Trustee in

Chicago, Illinois. Notes surrendered for conversion must be accompanied by appropriate notices and any payments in respect of interest or taxes, as applicable, as described above under "-- Conversion."

     The Company has initially appointed as Paying Agent and Conversion Agent the Trustee at its Corporate Trust Office in Chicago, Illinois or at the office of the agency of the Trustee in The City of New York and Banque de Luxembourg in Luxembourg as the Paying Agent and Conversion Agent in Luxembourg. The Company may at any time terminate the appointment of any Paying Agent or Conversion Agent and appoint additional or other Paying Agents and Conversion Agents, provided that until the Notes have been delivered to the Trustee for cancellation, or moneys sufficient to pay the principal of, premium, if any, and interest on the Notes have been made available for payment and either paid or returned to the Company as provided in the Indenture, it will maintain offices or agencies in The City of New York, and after and so long as the Notes are listed on the Luxembourg Stock Exchange, in Luxembourg for payments with respect to the Notes and for the surrender of the Notes for conversion. Notice of any such termination or appointment and of any change in the office through which any Paying Agent or Conversion Agent will act are given in accordance with "Notices" below.

     Interest payable on the Notes on any Redemption Date or Repurchase Date that is an Interest Payment Date are paid to the holders of record as of the immediately preceding Regular Record Date.

     All moneys deposited with the Trustee or any Paying Agent, or then held by the Company, in trust for the payment of principal of, premium, if any, or interest on any Notes which remain unclaimed at the end of the earlier of the date on which such money escheats to the state or two years after such payment has become due and payable are repaid to the Company, and the holder of such Note will thereafter look only to the Company for payment thereof.

PAYMENT OF ADDITIONAL AMOUNTS

     The Company will pay to a Non-U.S. Holder (as defined in "Certain Federal Income Tax Considerations" below) of any Note such additional amounts ("Additional Amounts") as may be necessary in order that every net payment of the principal of, premium, if any, and interest on such Note, after deduction or withholding for or on account of any present or future tax, assessment or governmental charge imposed upon or as a result of such payment by the United States or any political subdivision or taxing authority thereof or therein, will not be less than the amount provided for in such Note to be then due and payable; provided however, that the foregoing obligation to pay Additional Amounts will not apply to:

          (a) any tax, assessment or other governmental charge which would not have been so imposed but for (i) the existence of any present or former connection between such Non-U.S. Holder (or between a fiduciary, settlor, beneficiary, member, shareholder of or possessor of a power over such Non-U.S. Holder, if such Non-U.S. Holder is a trust, an estate, a partnership or a corporation) and the United States or any political subdivision or taxing authority thereof or therein, including, without limitation, such Non-U.S. Holder (or such fiduciary, settlor, beneficiary, member, shareholder or possessor) being or having been a citizen, domiciliary or resident of the United States or treated as a resident thereof, or being or having been engaged in trade or business or present therein, or having or having had a permanent establishment therein; or (ii) such Non-U.S. Holder's present or former status as a personal holding company, a foreign personal holding company with respect to the United States, a controlled foreign corporation, a passive foreign investment company, or a foreign private foundation or foreign tax exempt entity for United States tax purposes, or a corporation which accumulates earnings to avoid United States federal income tax;

          (b) any tax, assessment or other governmental charge which would not have been so imposed but for the presentation by the Non-U.S. Holder of such Notes for payment on a date more than 15 days after the date on which such payment became due and payable or the date on which payment thereof is duly provided for, whichever occurs later;

          (c) any estate, inheritance, gift, sales, transfer, personal property or similar tax, assessment or governmental charge;

          (d) any tax, assessment or other governmental charge which would not have been imposed but for the failure to comply with any certification, identification or other reporting requirement concerning the nationality, residence, identity or connection with the United States of such Non-U.S. Holder (or beneficial owner of such Note), if compliance is required or imposed by a statute, treaty, regulation or administrative practice of the United States as a precondition to exemption from all or part of such tax, assessment or other governmental charge;

          (e) any tax, assessment or other governmental charge which is payable otherwise than by deduction or withholding from payments of principal of, premium, if any, or interest on such Note;

          (f) any tax, assessment or other governmental charge imposed on interest received by a Non-U.S. Holder actually or constructively holding 10% or more of the total combined voting power of all classes of stock of the Company entitled to vote;

          (g) any tax, assessment or other governmental charge imposed on a Non-U.S. Holder that is a partnership or a fiduciary or other than the sole beneficial owner of such payment, but only to the extent that any beneficial owner or member of the partnership or beneficiary or settlor with respect to the fiduciary would not have been entitled to the payment of Additional Amounts had the beneficial owner, member, beneficiary or settlor directly been the holder of the Note; or

          (h) any combination of items (a), (b), (c), (d), (e), (f) and (g).

     Notwithstanding the foregoing, the Company shall not be obligated to pay Additional Amounts in respect of payments becoming due on the Notes more than 15 days after the Redemption Date with respect to any redemption of the Notes described in the first paragraph under "Redemption -- Redemption for Taxation Reasons" to the extent that the Company's obligation to pay such Additional Amounts arises from the Tax Law Change that resulted in such redemption.

REPURCHASE AT OPTION OF HOLDERS UPON A FUNDAMENTAL CHANGE

     If a Fundamental Change (as defined below) occurs, each holder of Notes shall have the right, at the holder's option, to require the Company to repurchase all of such holder's Notes, or any portion of a Note that is $1,000 or an integral multiple of $1,000 in excess thereof, on the date (the "Repurchase Date") that is 45 days after the date of the Company Notice (as defined below), at a price (the "Repurchase Price") (expressed as a percentage of the principal amount) equal to (i) 105% if the Repurchase Date is during the 12-month period beginning September 1, 1997, (ii) 104% if the Repurchase Date is during the 12-month period beginning September 1, 1998, (iii) 103% if the Repurchase Date is during the 12-month period beginning September 1, 1999 and
(iv) thereafter at the redemption price set forth under " -- Redemption -- Optional Redemption" which would be applicable to a redemption at the option of the Company on the Repurchase Date; provided that, if the Applicable Price (as defined below) is less than the Reference Market Price (as defined below), the Company shall repurchase such Notes at a price equal to the foregoing redemption price multiplied by the fraction obtained by dividing the Applicable Price by the Reference Market Price. In each case, the Company shall also pay accrued interest on the redeemed Notes to, but excluding, the Repurchase Date. Any Notes repurchased by the Company shall be canceled.

     Within 30 days after the occurrence of a Fundamental Change, the Company is obligated to give to all holders of the Notes notice, as provided in the Indenture (the "Company Notice"), of the occurrence of such Fundamental Change and of the repurchase right arising as a result thereof. The Company must also deliver a copy of the Company Notice to the Trustee. To exercise the repurchase right, a holder of Notes must deliver on or before the 30th day after the date of the Company Notice irrevocable written notice to the Trustee or any Paying Agent of the holder's exercise of such right, together with the Notes with respect to which the right is being exercised. Beneficial owners of an interest in a Global Note may exercise the repurchase right by delivering the appropriate instruction form for repurchases at the election of holders pursuant to the DTC book-entry repurchase program.

     The term "Fundamental Change" means the occurrence of any transaction or event in connection with which all or substantially all of the Common Stock shall be exchanged for, converted into, acquired for or constitute solely the right to receive, consideration (whether by means of an exchange offer, liquidation, tender offer, consolidation, merger, combination, reclassification, recapitalization or otherwise) which is not all or substantially all common stock or shares which are (or, upon consummation of or immediately following such transaction or event, are) listed on a United States national securities exchange or approved for quotation on the Nasdaq National Market or any similar United States system of automated dissemination of quotations of securities prices. The term "Applicable Price" means (i) in the event of a Fundamental Change in which the holders of Common Stock receive only cash, the amount of cash received by the holder of one share of Common Stock and
(ii) in the event of any other Fundamental Change, the average of the last reported sale price for the Common Stock during the ten Trading Days prior to the record date for the determination of the holders of Common Stock entitled to receive cash, securities, property or other assets in connection with such Fundamental Change or, if no such record date exists, the date upon which the holders of the Common Stock shall have the right to receive such cash, securities, property or other assets in connection with the Fundamental Change. The term "Reference Market Price" shall initially mean $37.75 (which is equal to 66 2/3% of the last bid price of the Common Stock on August 18, 1997) and in the event of any adjustment to the conversion price described above pursuant to the provisions of the Indenture, the Reference Market Price shall also be adjusted so that the ratio of the Reference Market Price to the conversion price after giving effect to any such adjustment shall always be the same as the ratio of $37.75 to the conversion price specified on the cover page of this Prospectus (without regard to any adjustment thereto).

     Rule 13e-4 under the Exchange Act requires the dissemination of certain information to security holders in the event of an issuer tender offer and may apply in the event that the repurchase option becomes available to holders of the Notes. The Company will comply with this rule and any other securities laws to the extent applicable at that time.

     Upon a Fundamental Change, each holder of Notes will have certain rights, at the holder's option, to require the Company to repurchase all or a portion of such holder's Notes. If a Fundamental Change were to occur, there can be no assurance that the Company would have or be able to obtain sufficient funds to pay the repurchase price for all Notes tendered by the holders thereof. Certain of the Company's agreements evidencing existing Indebtedness contain and future credit agreements or other agreements relating to other indebtedness (including other Senior Indebtedness) to which the Company may become a party may also contain restrictions and provisions which prohibit the Company from repurchasing or redeeming any Notes and certain agreements evidencing existing Indebtedness provide and future agreements relating to Indebtedness may also provide that certain transactions constituting a Fundamental Change would constitute an event of default thereunder. In the event a Fundamental Change occurs at a time when the Company is prohibited from repurchasing or redeeming the Notes, the Company could seek the consent of its lenders to the repurchase of the Notes or could attempt to refinance the borrowings that contain such prohibition. If the Company does not obtain such a consent or repay such borrowings, the Company would remain prohibited from repurchasing or redeeming the Notes. In such case, the Company's failure to repurchase tendered Notes would constitute an Event of Default under the Indenture, which could, in turn, constitute a further default under the other Indebtedness that the Company may enter into from time to time. In such circumstances, the subordination provisions in the Indenture would likely restrict payments to the holders of Notes.

     The repurchase option upon a Fundamental Change feature of the Notes may in certain circumstances make more difficult or discourage a takeover of the Company and, thus, the removal of incumbent management. The Fundamental Change repurchase feature, however, is not the result of management's knowledge of any specific effort to accumulate the Company's stock or to obtain control of the Company by means of a merger, tender offer, solicitation or otherwise, or part of a plan by management to adopt a series of anti-takeover provisions. Instead, the Fundamental Change repurchase feature is a result of negotiations between the Company and the Initial Purchasers. Management has no present intention to engage in a transaction involving a Fundamental Change, although it is possible that the Company could decide to do so in the future. Subject to the limitations on mergers, consolidations and sale of assets described herein, the Company could, in the future, enter into certain transactions, including acquisitions, refinancings or other recapitalizations, that would not constitute a Fundamental Change under the Indenture, but that could increase the amount of indebtedness (including Senior Indebtedness) outstanding at such time or otherwise affect the Company's capital structure or credit ratings. The payment of the repurchase price in the event of a Fundamental Change is subordinated to the prior payment of Senior Indebtedness as described under "-- Subordination" above.

     The term "Fundamental Change" is limited to certain specified transactions and may not include other events that might adversely affect the financial condition of the Company nor would the requirement that the Company offer to repurchase the Notes upon a Fundamental Change necessarily afford holders of the Notes protection in the event of a highly leveraged transaction, reorganization, merger or similar transaction involving the Company.

MERGERS AND SALES OF ASSETS BY THE COMPANY

     The Company may not consolidate with or merge into any other person (in a transaction in which the Company is not the surviving entity) or transfer or lease its properties and assets substantially as an entirety to any Person unless (i) the person formed by such merger or into which the Company is merged or the person to which the properties and assets of the Company are so transferred or leased shall expressly assume the payment of the principal of, premium, if any, and interest on the Notes, (ii) no default and no Event of Default shall have occurred and be continuing as a result of such consolidation, merger, transfer or lease, and (iii) the performance of the other covenants of the Company under the Indenture and certain other conditions are met.

EVENTS OF DEFAULT

     The following are Events of Default under the Indenture: (a) failure to pay principal of or premium, if any, on any Note when due; (b) failure to pay any interest on, or Additional Amounts with respect to, any Note when due, continuing for 30 days; (c) failure to perform any other covenant of the Company in the Indenture, continuing for 60 days after written notice as provided in the Indenture; and (d) certain events of bankruptcy, insolvency or reorganization. Subject to the provisions of the Indenture relating to the duties of the Trustee in case an Event of Default shall occur and be continuing, the Trustee is under no obligation to exercise any of its rights or powers under the Indenture at the request or direction of any of the holders, unless such holders shall have offered to the Trustee reasonable indemnity. Subject to such provisions providing for the indemnification of the Trustee, the holders of a majority in aggregate principal amount of the outstanding Notes will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee.

     If an Event of Default (other than as specified in clause (d) above) shall occur and be continuing, either the Trustee or the holders of at least 25% in aggregate principal amount of the outstanding Notes may accelerate the maturity of all Notes; provided, however, that after such acceleration, but before a judgment or decree based on acceleration, the holders of a majority in aggregate principal amount of outstanding Notes may, under certain circumstances, rescind and annul such acceleration if all Events of Default, other than the non-payment of accelerated principal, have been cured or waived as provided in the Indenture. If an Event of Default as specified in clause (d) above occurs and is continuing, then the principal of, and accrued interest on, all the Notes shall ipso facto become immediately due and payable without any declaration or other act on the part of the holders of the Notes or the Trustee. For information as to waiver of defaults, see "-- Meetings, Modification and Waiver."

     No holder of any Note will have any right to institute any proceeding with respect to the Indenture or for any remedy thereunder unless such holder shall have previously given to the Trustee written notice of a continuing Event of Default and the holders of at least 25% in aggregate principal amount of the outstanding Notes shall have made written request, and offered reasonable indemnity, to the Trustee to institute such proceeding as Trustee, and the Trustee shall not have received from the holders of a majority in aggregate principal amount of the outstanding Notes a direction inconsistent with such request and shall have failed to institute such proceeding within 60 days. However, such limitations do not apply to a suit instituted by a holder of a Note for the enforcement of payment of the principal of, premium, if any, or interest on such Note on or after the respective due dates expressed in such Note or of the right to convert such Note in accordance with the Indenture.

     The Company is required to furnish to the Trustee annually a statement as to the performance by the Company of certain of its obligations under the Indenture and as to any default in such performance.

MEETINGS, MODIFICATION AND WAIVER

     The Indenture contains provisions for convening meetings of the holders of Notes to consider matters affecting their interests.

     Modifications and amendments of the Indenture may be made, and certain past defaults by the Company may be waived, either (i) with the written consent of the holders of not less than a majority in aggregate principal amount of the outstanding Notes or (ii) by the adoption of a resolution, at a meeting of holders of the Notes at which a quorum is present, by the holders of at least the lesser of a majority in aggregate principal amount of the outstanding Notes and 66 2/3% of the aggregate principal amount of the Notes represented and entitled to vote at such meeting. However, no such modification or amendment may, without the consent of the holder of each outstanding Note, (a) change the Stated Maturity of the principal of, or any installment of interest on, any Note, (b) reduce the principal amount of, or the premium, if any, or interest on, any Note, (c) reduce the amount payable upon a redemption or repurchase, (d) modify the provisions with respect to the repurchase right of the holders in a manner adverse to the holders, (e) change the obligation of the Company to pay Additional Amounts described above in a manner adverse to the holders, (f) change the place or currency of payment of principal of, or premium, if any, or interest on, any Note, (g) impair the right to institute suit for the enforcement of any payment on or with respect to any Note, (h) modify the obligation of the Company to maintain an office or agency in The City of New York and in a Western European city, (i) adversely affect the right to convert the Notes, (j) modify the subordination provisions in a manner adverse to the holders of the Notes, (k) reduce the above-stated percentage of outstanding Notes necessary to modify or amend the Indenture, (l) reduce the percentage of aggregate principal amount of Outstanding Notes necessary for waiver of compliance with certain provisions of the Indenture or for waiver of certain defaults, (m) reduce the percentage in aggregate principal amount of Outstanding Notes required for the adoption of a resolution or the quorum required at any meeting of holders of Notes at which a resolution is adopted, or (n) modify the obligation of the Company to deliver information required under Rule 144A to permit resales of Notes and Common Stock issuable upon conversion thereof in the event the Company ceases to be subject to certain reporting requirements under the United States securities laws. The quorum at any meeting called to adopt a resolution shall be persons holding or representing a majority in aggregate principal amount of the outstanding Notes and, at any reconvened meeting adjourned for lack of a quorum, 25% of such aggregate principal amount.

     The Indenture may also be modified or amended without the consent of the holders: (i) to evidence the succession of another person to the Company as otherwise permitted by the Indenture; (ii) to add to the covenants of the Company for the benefit of the holders of the Notes or to surrender any power conferred upon the Company; (iii) to add any Events of Default; (iv) to permit or facilitate the issuance of securities in uncertificated form; (v) to secure the Notes; (vi) to provide for successor or additional trustees; or (vii) to cure any ambiguity, to correct or supplement any provision which may be inconsistent with any other provision or to make any other provisions with respect to matters or questions arising under the Indenture, provided such action shall not adversely affect the interest of holders of Notes in any material respect.

     The holders of a majority in aggregate principal amount of the outstanding Notes may waive compliance by the Company with certain restrictive provisions of the Indenture by written consent. The holders of a majority in aggregate principal amount of the outstanding Notes also may waive any past default under the Indenture, except a default in the payment of principal, premium, if any, or interest, by written consent.

REGISTRATION RIGHTS

     The Company is filing the Registration Statement pursuant to and in accordance with the Registration Rights Agreement, which requires that the Company, at the Company's expense for the benefit of the holders of the Notes and the Common Stock issuable upon conversion thereof (together, the "Registrable Securities"), (i) file with the Commission within 90 days after the date of original issuance of the Notes, a registration statement (the "Shelf Registration Statement") covering resales of the Registrable Securities, (ii) use its reasonable efforts to cause the Shelf Registration Statement to be declared effective under the Securities Act within 180 days after the date of original issuance of the Notes and (iii) use its reasonable efforts to keep effective the Shelf Registration Statement until the second anniversary of the last date of original issuance of Notes or such earlier date as all Registrable Securities shall have been disposed of or on which all Registrable Securities held by Persons that are not affiliates of the Company may be resold without registration pursuant to Rule 144(k) under the Securities Act (the "Effectiveness Period"). Pursuant to the terms of the Registration Rights Agreement, the Company will be permitted to suspend the use of this Prospectus in connection with the sales of the Registrable Securities during certain periods of time under certain circumstances relating to pending corporate developments, public filings with the Commission and other events. Pursuant to the terms of the Registration Rights Agreement, the Company will provide to each holder of Registrable Securities copies of this Prospectus, notify each holder when the Shelf Registration Statement has become effective and take certain other actions as are required to permit public resales of the Registrable Securities. A holder of Registrable Securities that sells such Registrable Securities pursuant to the Shelf Registration Statement will be required to be named as a selling security holder in this Prospectus and to deliver a Prospectus to purchasers, will be subject to certain of the civil liability provisions under the Securities Act in connection with such sales and will be bound by the provisions of the Registration Rights Agreement, including certain indemnification obligations.

     The Notes sold pursuant to the Shelf Registration Statement will be represented by a new Global Note, and will not be subject to any restrictions on transfer. The Notes sold pursuant to the Shelf Registration Statement will not be listed on any United States exchange or automated quotation system, but will trade in the over-the-counter market in the United States.

     This summary of certain provisions of the Registration Rights Agreement does not purport to be complete and is subject to, and qualified in its entirety by reference to, all the provisions of the Registration Rights Agreement, a copy of the form of which will be made available to prospective investors in the Notes upon request to the Company.

TRANSFER AND EXCHANGE

     At the option of the holder upon request confirmed in writing, Notes are exchangeable at any time into an equal aggregate principal amount of Notes of different authorized denominations. See "-- Book Entry, Delivery and Form."

     The Notes may be presented for registration of transfer (with the form of transfer endorsed thereon duly executed) or exchange, at the office of the Note Registrar, without service charge but, in the case of a transfer, upon payment of any taxes and other governmental charges as described in the Indenture. Any registration of transfer or exchange is effected upon the Note Registrar being satisfied with the documents of title and identity of the person making the request, and subject to such reasonable regulations as the Company may from time to time agree upon with the Note Registrar, all as described in the Indenture. Notes may be transferred in whole or in part in authorized denominations at the office of the agency of the Trustee in The City of New York or the Corporate Trust Office of the Trustee in Chicago, Illinois or the Note Registrar in Luxembourg.

     The Company has initially appointed the Trustee as Note Registrar and has appointed Banque de Luxembourg as Note Registrar in Luxembourg. The Company reserves the right to vary or terminate the appointment of the Note Registrar or to appoint additional or other Note Registrars or to approve any change in the office through which any Note Registrar acts, provided that there will at all times be a Note Registrar, after and so long as, the Notes are listed on the Luxembourg Stock Exchange and the rules of the Luxembourg Stock Exchange shall require, in Luxembourg.

     In the event of a redemption of less than all of the Notes for any of the reasons set forth above under "-- Redemption," the Company will not be required
(a) to register the transfer or exchange of Notes for a period of 15 days immediately preceding the date notice is given identifying the serial numbers of the Notes called for such redemption or (b) to register the transfer of or exchange any Note, or portion thereof, called for redemption.

TITLE

     The Company, the Trustee, any Paying Agent, any Conversion Agent and any Note Registrar may treat the registered owner (as reflected in the Note Register) of any Note as the absolute owner thereof (whether or not such Note shall be overdue) for the purpose of making payment and for all other purposes.

NOTICES

     Notice to holders of Notes will be given by mail to the addresses of such holders as they appear on the Note Register. Such notices will be deemed to have been given on the date of such mailing or on the date of the first such publication, as the case may be.

     In addition, after and so long as the Notes are listed on the Luxembourg Stock Exchange and the rules of the Luxembourg Stock Exchange shall require, notices to holders of the Notes will be given by publication in a daily newspaper of general circulation in Luxembourg or, if publication in Luxembourg is not practical, in Western Europe. Such publication is expected to be made in the Luxemburger Wort. Such notices are deemed to have been given on the date of such publication or, if published in such newspapers on different dates, on the date of the first such publication.

     Notice of a redemption of the Notes will be given at least once not less than 20 nor more than 60 days prior to the Redemption Date (which notice shall be published in accordance with the procedures described in the preceding paragraphs) and shall be irrevocable and will specify the Redemption Date.

REPLACEMENT OF NOTES

     Notes that become mutilated, destroyed, stolen or lost will be replaced by the Company at the expense of the holder upon delivery to the Trustee or to a Note Registrar outside the United States of the mutilated Notes or evidence of the loss, theft or destruction thereof satisfactory to the Company and the Trustee. In the case of a lost, stolen or destroyed Note, indemnity satisfactory to the Trustee and the Company may be required at the expense of the holder of such Note before a replacement Note will be issued.

PAYMENT OF STAMP AND OTHER TAXES

     The Company will pay all stamp and other duties, if any, which may be imposed by the United States or any political subdivision thereof or taxing authority thereof or therein with respect to the issuance of the Notes or the issuance of Common Stock upon any conversion of the Notes. Except as described under "-- Payment of Additional Amounts," the Company will not be required to make any payment with respect to any other tax, assessment or governmental charge imposed by any government or any political subdivision thereof or taxing authority thereof or therein.

GOVERNING LAW

     The Indenture, the Notes and the Registration Rights Agreement are governed by and construed in accordance with the laws of the State of New York, United States of America.

INFORMATION CONCERNING THE TRUSTEE

     LaSalle National Bank is the Trustee under the Indenture. An affiliate of the Trustee, ABN AMRO Bank N.V., is a lender to the Company, ABN AMRO Rothschild was an Initial Purchaser, and the Company may maintain deposit accounts and conduct other banking transactions with the Trustee and its affiliates in the normal course of business.

     In case an Event of Default shall occur (and shall not be cured or waived in a timely manner), the Trustee is required to use the degree of care of a prudent person in the conduct of his or her own affairs in the exercise of its powers. Subject to such provisions, the Trustee is under no obligation to exercise any of its rights or powers under the Indenture at the request of any of the holders of Notes, unless they shall have offered to the Trustee reasonable security or indemnity.

                   CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

     The following is a general discussion of certain U.S. federal income tax considerations relevant to holders of the Notes and Common Stock into which the Notes may be converted. This discussion is based upon the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations, Internal Revenue Service ("IRS") rulings and judicial decisions now in effect, all of which are subject to change (possibly with retroactive effect) or different interpretations. There can be no assurance that the IRS will not challenge one or more of the tax consequences described herein, and the Company has not obtained, nor does it intend to obtain, a ruling from the IRS with respect to the U.S. federal income tax consequences of acquiring or holding Notes or Common Stock. This discussion does not purport to deal with all aspects of U.S. federal income taxation that may be relevant to a particular holder in light of the holder's circumstances (for example, persons subject to the alternative minimum tax provisions of the Code). Also, it is not intended to be wholly applicable to all categories of investors, some of which (such as dealers in securities, banks, insurance companies, tax-exempt organizations, and persons holding Notes or Common Stock as part of a hedging or conversion transaction or straddle or persons deemed to sell Notes or Common Stock under the constructive sale provisions of the Code) may be subject to special rules. The discussion also does not discuss any aspect of state, local or foreign law. In addition, this discussion assumes that the holders will hold the Notes, or the shares of Common Stock received upon conversion of the Notes, as "capital assets" within the meaning of Section 1221 of the Code, and assumes the Notes are not contingent payment debt instruments.

     ALL PROSPECTIVE PURCHASERS OF THE NOTES ARE ADVISED TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF THE NOTES AND THE COMMON STOCK.

U.S. HOLDERS

     As used herein, the term "U.S. Holder" means the beneficial holder of a Note or Common Stock that for United States federal income tax purposes is (i) a citizen or resident (as defined in Section 7701(b) of the Code) of the United States, (ii) a corporation, partnership or other entity formed under the laws of the United States or any political subdivision thereof, (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source, (iv) in general, a trust subject to the primary supervision of a court within the United States and the control of a United States fiduciary as described in Section 7701(a)(30) of the Code and (v) any other person whose income or gain with respect to a Note or Common Stock is effectively connected with the conduct of a United States trade or business. A "Non-U.S. Holder" is any holder other than a U.S. Holder.

  Interest on Notes

     Stated interest on the Notes will generally be includable in a U.S. Holder's gross income and taxable as ordinary income for U.S. federal income tax purposes at the time it is paid or accrued in accordance with the U.S. Holder's regular method of accounting.

  Conversion of Notes into Common Stock

     In general, no gain or loss will be recognized for U.S. federal income tax purposes on a conversion of Notes into Common Stock. However, cash paid in lieu of a fractional share of Common Stock will result in taxable gain (or loss), which will be capital gain (or loss), to the extent that the amount of such cash exceeds (or is exceeded by) the portion of the adjusted basis of the Note allocable to such fractional share. The adjusted basis of shares of Common Stock received on conversion will equal the adjusted basis of the Note converted, reduced by the portion of adjusted basis allocated to any fractional share of Common Stock exchanged for cash. The holding period of the Common Stock received on conversion will generally include the period during which the converted Notes were held.

     The conversion price of the Notes is subject to adjustment under certain circumstances. Section 305 of the Code and the Treasury Regulations issued thereunder may treat the holders of the Notes as having received a constructive distribution if and to the extent that certain adjustments in the conversion price that may occur in limited circumstances (particularly an adjustment to reflect a taxable dividend to holders of Common Stock) increase the proportionate interest of a holder of Notes in the fully diluted Common Stock, whether or not such holder ever exercises its conversion privilege. Moreover, if there is not a full adjustment to the conversion ratio of the Notes to reflect a stock dividend or other event increasing the proportionate interest of the holders of outstanding Common Stock in the assets or earnings and profits of the Company, then such increase in the proportionate interest of the holders of the Common Stock generally will be treated as a constructive distribution to such holders. Any deemed constructive distribution will be taxable as ordinary income (subject to a possible dividends received deduction in the case of corporate holders) to the extent of the Company's current and/or accumulated earnings and profits. See "Dividends on Shares of Common Stock" below.

  Sale, Exchange or Retirement of the Notes

     Each U.S. Holder generally will recognize gain or loss upon the sale, exchange, redemption, retirement or other disposition of Notes measured by the difference (if any) between (i) the amount of cash and the fair market value of any property received (except to the extent that such cash or other property is attributable to the payment of accrued interest not previously included in income, which amount will be taxable as ordinary income) and (ii) such holder's adjusted tax basis in the Notes. Any such gain or loss recognized on the sale, exchange, redemption, retirement or other disposition of a Note should be capital gain or loss and will generally be long-term capital gain or loss if the Note has been held or deemed held for more than one year at the time of the sale or exchange. On August 5, 1997, legislation was enacted which, among other things, reduces to 20% the maximum rate of tax on long-term capital gains on most capital assets held by an individual for more than 18 months. Gain on most capital assets held by an individual more than one year and up to 18 months is subject to tax at a maximum rate of 28%. A holder's initial basis in a Note will be the amount paid therefor.

  Market Discount

     If a Note is acquired by a subsequent purchaser at a "market discount," some or all of the gain realized by such purchaser upon a disposition or payment upon the Note's maturity may be treated as ordinary income. Subject to a de minimis exception, "market discount" with respect to a Note will be equal to the excess of (i) the stated redemption price at maturity of the Note over (ii) the holder's tax basis in the Note immediately after acquisition. The amount of market discount treated as having accrued will be determined either on a ratable basis, or, if the holder so elects, on a constant interest method. Upon any subsequent disposition of the Note (other than in connection with certain nonrecognition transactions, e.g., the conversion to Common Stock), the lesser of (i) gain on the disposition or (ii) the market discount that accrued while the Note was held by the subsequent holder will be treated as ordinary income at the time of the disposition. A holder may elect to include market discount in income currently in lieu of including accrued market discount in income at the time of disposition. A holder of a Note acquired at a market discount may be required to defer the deduction of a portion of the interest expense on any indebtedness incurred or maintained to purchase or carry the Note until the Note is disposed of in a taxable transaction, unless the holder elects to include accrued market discount in income currently. If a holder acquires a Note at a market discount and receives Common Stock upon conversion of the Note, the amount of accrued market discount with respect to the converted Note through the date of conversion will be treated as ordinary income upon the disposition of the Common Stock.

  Amortizable Bond Premium

     If a subsequent purchaser of a Note purchases it at a cost that is in excess of the amount payable at maturity, the excess cost may be treated as "amortizable bond premium" that is allocated among the interest payments on the Note using a constant interest rate method over the Note's remaining term. The amount allocated to each interest payment would be applied against and offset a portion of the income from such interest payment, with a corresponding reduction in the holder's basis. The interest offset would be available only if an election under Section 171 of the Code is made or is in effect and if the acquired Note is held as a capital asset. The election would apply to all debt instruments held or subsequently acquired by the electing holder on or after the first day of the first taxable year to which the election applies and may not be revoked without the consent of the IRS. The amount of the premium attributable to the conversion feature of the Note must be eliminated in determining the amount of any amortizable bond premium.

  Dividends on Shares of Common Stock

     Distributions, if any, paid on Common Stock after a conversion, to the extent made from current or accumulated earnings and profits of the Company, as determined for U.S. federal income tax purposes, will constitute dividends and be included in a U.S. Holder's income as ordinary income (subject to a possible dividends received deduction in the case of corporate holders) as they are paid. To the extent that a holder receives a distribution on Common Stock that would otherwise constitute a dividend but exceeds current and accumulated earnings and profits of the Company, such distribution will be treated first as a non-taxable return of capital reducing the holder's adjusted tax basis in Common Stock. Any distribution in excess of the holder's adjusted tax basis in Common Stock will be treated as capital gain.

  Sale or Exchange of Common Stock

     Gain or loss realized on the sale or exchange of Common Stock will equal the difference between the amount realized on such sale or exchange and the U.S. Holder's adjusted tax basis in such Common Stock. Such gain or loss will generally be long-term capital gain or loss if the holder has held or is deemed to have held the Common Stock for more than one year. On August 5, 1997, legislation was enacted which reduces to 20% the maximum rate of tax on long-term capital gains on most capital assets held by an individual for more than 18 months. Gain on most capital assets held by an individual more than one year and up to 18 months is subject to tax at a maximum rate of 28%.

  Information Reporting and Backup Withholding

     A holder of Notes or Common Stock may be subject to "backup withholding" at a rate of 31% with respect to certain "reportable payments," including interest payments, dividend payments and, under certain circumstances, principal payments on the Notes. These backup withholding rules apply if the holder, among other things, (i) fails to furnish a social security number or other taxpayer identification number ("TIN") certified under penalties of perjury within a reasonable time after the request therefor, (ii) furnishes an incorrect TIN,
(iii) fails to report properly interest or dividends, or (iv) under certain circumstances, fails to provide a certified statement, signed under penalties of perjury, that the TIN furnished is the correct number and that such holder is not subject to backup withholding. A holder who does not provide the Company with its correct TIN also may be subject to penalties imposed by the IRS. Any amount withheld from a payment to a holder under the backup withholding rules is creditable against the holder's federal income tax liability, provided that the required information is furnished to the IRS. Backup withholding will not apply, however, with respect to payments made to certain holders, including corporations, tax-exempt organizations and certain foreign persons, provided their exemptions from backup withholding are properly established.

     The Company will report to the U.S. Holders of Notes and Common Stock and to the IRS the amount of any "reportable payments" for each calendar year and the amount of tax withheld, if any, with respect to such payments.

NON-U.S. HOLDERS

     The following discussion is limited to the U.S. federal income tax consequences relevant to a Non-U.S. Holder.

     For purposes of the following discussion, interest, dividends and gain on the sale, exchange or other disposition of a Note or Common Stock will be considered to be "U.S. trade or business income" if such income or gain is (i) effectively connected with the conduct of a U.S. trade or business or (ii) in the case of a treaty resident, attributable to a permanent establishment (or, in the case of an individual, a fixed base) in the United States.

  Stated Interest

     Generally any interest paid to a Non-U.S. Holder of a Note that is not U.S. trade or business income will not be subject to U.S. tax if the interest qualifies as "portfolio interest." Generally interest on the Notes will qualify as portfolio interest if (i) the Non-U.S. Holder does not actually or constructively own 10% or more of the total voting power of all voting stock of the Company and is not a "controlled foreign corporation" with respect to which the Company is a "related person" within the meaning of the Code, (ii) the beneficial owner, under penalties of perjury, certifies that the beneficial owner is not a U.S. person and such certificate provides the beneficial owner's name and address, (iii) the Non-U.S. Holder is not a bank receiving interest on an extension of credit made pursuant to a loan agreement made in the ordinary course of its trade or business, and (iv) the Notes are in registered form.

     The gross amount of payments to a Non-U.S. Holder of interest that does not qualify for the portfolio interest exemption and that is not U.S. trade or business income will be subject to U.S. federal income tax at the rate of 30%, unless a U.S. income tax treaty applies to reduce or eliminate withholding. Non-U.S. Holders should consult applicable income tax treaties, which may provide different rules. U.S. trade or business income will be taxed at regular U.S. rates rather than the 30% gross rate. In the case of a Non-U.S. Holder that is a corporation, such U.S. trade or business income may also be subject to the branch profits tax (which is generally imposed on a foreign corporation on the actual or deemed repatriation from the United States of earnings and profits attributable to U.S. trade or business income) at a 30% rate. The branch profits tax may not apply (or may apply at a reduced rate) if a recipient is a qualified resident of certain countries with which the United States has an income tax treaty. To claim the benefit of a tax treaty or to claim exemption from withholding because the income is U.S. trade or business income, the Non-U.S. Holder must provide a properly executed Form 1001 or 4224 (or such successor forms as the IRS designates), as applicable, prior to the payment of interest. These forms must be periodically updated. Under U.S. Treasury regulations recently finalized but not effective until January 1, 1999, the Forms 1001 and 4224 will be replaced by Form W-8. Also, under the recently finalized U.S. Treasury regulations, a Non-U.S. Holder who is claiming the benefits of a treaty generally will be required to obtain a U.S. taxpayer identification number and to provide certain documentary evidence issued by foreign governmental authorities to prove residence in the foreign country. Certain special procedures are provided in the recently finalized regulations for payments through qualified intermediaries as well.

  Dividends

     In general, dividends paid to a Non-U.S. Holder of Common Stock will be subject to withholding of U.S. federal income tax at a 30% rate unless such is reduced by an applicable income tax treaty. Dividends that are connected with such holder's conduct of a trade or business in the United States (U.S. trade or business income) are generally subject to U.S. federal income tax at regular rates, but are not generally subject to the 30% withholding tax if the Non-U.S. Holder files the appropriate form with the payor, as discussed above. Any U.S. trade or business income received by a Non-U.S. Holder that is a corporation may also, under certain circumstances, be subject to an additional "branch profits tax" at a 30% rate or such lower rate as may be applicable under an income tax treaty. Non-U.S. Holders should consult any applicable income tax treaties, which may provide for a lower withholding or other rules different from those described above. Currently, dividends paid to an address in a foreign country generally are presumed (absent actual knowledge to the contrary) to be paid to a resident of such country for purposes of the withholding discussed above and for purposes of determining the applicability of a tax treaty rate. Under the recently finalized U.S. Treasury regulations, however, effective January 1, 1999, a Non-U.S. Holder of Common Stock claiming the benefits of a treaty generally will be required to obtain a U.S. taxpayer identification number and to provide certain documentary evidence as described above.

     A Non-U.S. Holder of Common Stock that is eligible for a reduced rate of U.S. withholding tax pursuant to an income treaty may obtain a refund of any amounts currently withheld by filing an appropriate claim for a refund with the IRS.

  Conversion

     A Non-U.S. Holder generally will not be subject to U.S. federal income tax on the conversion of Notes into Common Stock, except with respect to cash (if any) received in lieu of a fractional share or interest not previously included in income. Cash received in lieu of a fractional share may give rise to gain that would be subject to the rules described below for the sale of Notes. Cash or Common Stock treated as issued for accrued interest would be treated as interest under the rules described above.

  Sale, Exchange or Redemption of Notes or Common Stock

     Except as described below and subject to the discussion concerning backup withholding, any gain realized by a Non-U.S. Holder on the sale, exchange or redemption of a Note or Common Stock generally will not be subject to U.S. federal income tax, unless (i) such gain is U.S. trade or business income, (ii) subject to certain exceptions, the Non-U.S. Holder is an individual who holds the Note or Common Stock as a capital asset and is present in the United States for 183 days or more in the taxable year of the disposition, (iii) the Non-U.S. Holder is subject to tax pursuant to the provisions of U.S. tax law applicable to certain U.S. expatriates (including certain former citizens or residents of the United States), or (iv) in the case of the disposition of Common Stock, the Company is a U.S. real property holding corporation. The Company does not believe that it is currently a "United States real property holding corporation," or that it will become one in the future.

  Information Reporting and Backup Withholding

     The Company must report annually to the IRS and to each Non-U.S. Holder any interest or dividend that is subject to withholding, or that is exempt from U.S. withholding tax pursuant to a tax treaty, or interest that is exempt from U.S. tax under the portfolio interest exception. Copies of these information returns may also be made available under the provisions of a specific treaty or agreement to the tax authorities of the country in which the Non-U.S. Holder resides.

     Backup withholding and additional information reporting will not apply to payments of principal, interest and premium (if any) on the Notes by the Company to a Non-U.S. Holder if the holder certifies as to its Non-U.S. Holder status under penalties of perjury or otherwise establishes an exemption (provided that neither the Company nor its Paying Agent has actual knowledge that the holder is a U.S. person or that the conditions of any other exemption are not, in fact, satisfied).

     The payment of the proceeds from the disposition of Notes or Common Stock to or through the U.S. office of any broker, U.S. or foreign, will be subject to information reporting and possible backup withholding unless the owner certifies as to its Non-U.S. Holder status under penalties of perjury or otherwise establishes an exemption, provided that the broker does not have actual knowledge that the holder is a U.S. person or that the conditions of any other exemption are not, in fact, satisfied. The payment of the proceeds from the disposition of a Note or Common Stock to or through a non-U.S. office of a non-U.S. broker that is not a U.S. related person will not be subject to information reporting or backup withholding. For this purpose, a "U.S. related person" is (i) a "controlled foreign corporation" for U.S. federal income tax purposes or (ii) a foreign person 50% or more of whose gross income from all sources for the three-year period ending with the close of its taxable year preceding the payment (or for such part of the period that the broker has been in existence) is derived from activities that are effectively connected with the conduct of a U.S. trade or business.

     In the case of the payment of proceeds from the disposition of Notes or Common Stock to or through a non-U.S. office of a broker that is either a U.S. person or a U.S. related person, information reporting is required on the payment unless the broker has documentary evidence in its files that the owner is a Non-U.S. Holder and the broker has no knowledge to the contrary. Backup withholding will not apply to payments made through foreign offices of a broker that is not a U.S. person or a U.S. related person (absent actual knowledge that the payee is a U.S. person).

     Any amounts withheld under the backup withholding rules from a payment to a Non-U.S. Holder will be allowed as a refund or a credit against such Non-U.S. Holder's U.S. federal income tax liability, provided that the requisite procedures are followed.

     THE PRECEDING DISCUSSION OF CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES IS FOR GENERAL INFORMATION ONLY AND IS NOT TAX ADVICE. ACCORDINGLY, EACH INVESTOR SHOULD CONSULT HIS OR HER OWN TAX ADVISOR AS TO PARTICULAR TAX CONSEQUENCES OF PURCHASING, HOLDING AND DISPOSING OF THE NOTES AND THE COMMON STOCK OF THE COMPANY, INCLUDING THE APPLICABILITY AND EFFECT OF ANY STATE, LOCAL OR FOREIGN TAX LAWS, AND OF ANY PROPOSED CHANGES IN APPLICABLE LAWS.

                          DESCRIPTION OF CAPITAL STOCK

     Set forth below is a summary of certain information concerning the Company's capital stock, and a brief description of certain provisions contained in the Certificate of Incorporation, Bylaws and the Rights Plan (as defined). The summaries and descriptions below do not purport to be complete statements of these provisions and are qualified in their entirety by reference to such documents.

     The authorized capital stock of the Company consists of 90,000,000 shares of Common Stock, $.001 par value, and 5,000,000 shares of Preferred Stock, $.001 par value.

LAM COMMON STOCK

     As of September 30, 1997, there were approximately 37,756,139 shares of Common Stock issued and outstanding. The Common Stock is listed on the Nasdaq National Market under the symbol "LRCX." As of June 30, 1997, the outstanding Lam Common Stock was held of record by approximately 1,012 stockholders. In the Merger with OnTrak, which was consummated on August 5, 1997, the Company issued approximately 6,500,000 shares of Lam Common Stock and options and rights to acquire approximately 2,260,000 shares of Lam Common Stock. In addition, as of September 30, 1997, stock options to purchase an aggregate of approximately 4,053,305 shares of Common Stock were outstanding.

     The holders of Common Stock are entitled to one vote per share on all matters to be voted upon by the stockholders. The stockholders are entitled to cumulate votes in connection with the election of directors. Subject to the preferences that may be applicable to outstanding Preferred Stock, if any, the holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the Lam Board of Directors (the "Lam Board") out of funds legally available therefor. In the event of a liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to the preferences that may be applicable to outstanding Preferred Stock, if any. The Common Stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to Common Stock. All outstanding shares of Common Stock are fully paid and nonassessable.

PREFERRED STOCK

     The Company has 5,000,000 shares of Preferred Stock authorized, of which no shares are outstanding. Under the Lam Rights Plan described below, the Board of the Company has reserved 100,000 shares of the Preferred Stock for issuance in one or more series and the Board has the authority to fix the rights, preferences, privileges and restrictions granted to or imposed upon any unissued and undesignated shares of Preferred Stock and to fix the number of shares constituting any series and the designations of such series, without any further vote or action by the stockholders. Although it presently has no intention to do so, the Lam Board, without stockholder approval, can issue Preferred Stock with voting and conversion rights which could adversely affect the voting power or other rights of the holders of Common Stock. The issuance of Preferred Stock may also have the effect of delaying, deferring or preventing a change in control of Lam. See "-- Rights Plan."

RIGHTS PLAN

     The Lam Board adopted a Rights Plan (the "Rights Plan") on January 23, 1997 that is designed to deter hostile takeover attempts, including the accumulation of shares in the open market or through private transactions, and to prevent an acquirer from gaining control of Lam without offering a fair price to all of Lam's stockholders. Under the Rights Plan, rights were distributed as a dividend at the rate of one right (a "Lam Right") for each share of Common Stock, held by stockholders of record as of the close of business on January 31, 1997 and thereafter. Each holder of shares of Common Stock is entitled to a Lam Right in respect of each share held by such stockholder. The Lam Rights will expire on January 31, 2007. Under the Rights Plan, each Lam Right initially entitles stockholders to buy one unit of a share of Preferred Stock for $250. The Lam Rights will be exercisable only if a person or group (other than stockholders currently owning 15% of the Common Stock) acquires beneficial ownership of 15% (17% in the case of the asset management firm FMR

Corp. or its affiliates, collectively "FMR") or more of Common Stock or commences a tender or exchange offer upon consummation of which such person or group would beneficially own 15% or more of Common Stock (17% in the case of FMR).

     If any person becomes the beneficial owner of 15% (17% in the case of FMR) or more of Common Stock, other than pursuant to a tender or exchange offer for all outstanding shares of Lam approved by a majority of the independent directors not affiliated with such person, then each Lam Right not owned by such person or related parties will entitle its holder to purchase, at the Lam Right's then current exercise price, shares of Common Stock (or, in certain circumstances as determined by the Lam Board, cash, other property or other securities) having a value of twice the Lam Right's then current exercise price. In addition, if after any person has become a 15% (17% in the case of FMR) stockholder, Lam is involved in a merger or other business combination transaction with another person in which Lam does not survive or in which Common Stock is changed or exchanged, or if Lam sells 50% or more of its assets or earning power to another person, each Lam Right will entitle its holder to purchase, at the Lam Right's then current exercise price, shares of common stock of such other person having a value of twice the Lam Right's then current exercise price.

     Lam is generally entitled to redeem the Lam Rights at $0.001 per Lam Right at any time until ten business days (subject to extension) following a public announcement that a 15% (17% in the case of FMR) position has been acquired.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for the Company's Common Stock is ChaseMellon Shareholder Services L.L.C., Securities Transfer Services, P.O. Box 3312, South Hackensack, New Jersey 07606. Its phone number is (800) 356-2017.

                 SUPPLEMENTAL CONSOLIDATED FINANCIAL STATEMENTS

     The following section contains the Supplemental Consolidated Financial Statements of Lam. As described further in the notes to the Supplemental Consolidated Financial Statements, these financial statements have been prepared to give retroactive effect to the Merger which has been accounted for as a pooling of interests. The historical financial statements of Lam and OnTrak for the years ended June 30, 1997, 1996 and 1995 have been combined to reflect the companies' results of operations and financial position for the respective periods presented. The Supplemental Consolidated Financial Statements are not necessarily indicative of the operating results or financial position that would have occurred had the Merger been effective during the periods presented.

               REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

Board of Directors
Lam Research Corporation
Fremont, California

     We have audited the supplemental consolidated balance sheets of Lam Research Corporation (formed as a result of the consolidation of Lam Research Corporation and OnTrak Systems, Inc.) as of June 30, 1997 and 1996 and the related supplemental consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended June 30, 1997. Our audits also included the financial statement schedule listed in the Index at Item 16 of this Registration Statement. The supplemental consolidated financial statements and schedule give retroactive effect to the merger of Lam Research Corporation and OnTrak Systems, Inc. on August 5, 1997, which has been accounted for using the pooling of interests method as described in the notes to the supplemental consolidated financial statements. These supplemental financial statements and schedule are the responsibility of the management of Lam Research Corporation. Our responsibility is to express an opinion on these supplemental financial statements and schedule based on our audits. We did not audit the financial statements of OnTrak Systems, Inc., which statements reflect total assets constituting 6.7% for 1997 and 6.0% for 1996 of the related supplemental consolidated financial statement totals, and which reflect net income constituting approximately 4.3% of the related supplemental consolidated financial statement totals for the three-year period ended June 30, 1997. Those statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it related to data included for OnTrak Systems, Inc., is based solely on the report of the other auditors.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of other auditors provide a reasonable basis for our opinion.

     In our opinion, based on our audits and the report of other auditors, the supplemental financial statements referred to above present fairly, in all material respects, the consolidated financial position of Lam Research Corporation at June 30, 1997 and 1996, and the consolidated results of its operations and its cash flows for each of the three years in the period ended June 30, 1997, after giving retroactive effect to the merger of OnTrak Systems, Inc., as described in the notes to the supplemental consolidated financial statements, in conformity with generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic supplemental financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

                                          /s/ Ernst & Young, LLP

San Jose, California
August 26, 1997

                       REPORT OF INDEPENDENT ACCOUNTANTS
                            FOR ONTRAK SYSTEMS, INC.

To the Board of Directors and Stockholders of OnTrak Systems, Inc.

     In our opinion, the consolidated balance sheet and the related consolidated statements of operations, of stockholders' equity and of cash flows present fairly, in all material respects, the financial position of OnTrak Systems, Inc. and its subsidiaries (not presented separately herein) at June 30, 1997 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 1997, in conformity with generally accepted accounting principles. These consolidated financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

PRICE WATERHOUSE LLP

San Jose, California
July 24, 1997, except for Note 2,
which is as of August 5, 1997

                    SUPPLEMENTAL CONSOLIDATED BALANCE SHEETS

                                     ASSETS

                                                                               JUNE 30
                                                                      -------------------------
                                                                         1997           1996
                                                                      ----------     ----------
                                                                           (IN THOUSANDS,
                                                                       EXCEPT PER SHARE DATA)
Cash and cash equivalents...........................................  $  140,872     $   87,096
Short-term investments..............................................      54,821         79,977
Accounts receivable, less allowance for doubtful accounts of $2,377
  in 1997 and $2,063 in 1996........................................     232,073        265,685
Inventories.........................................................     261,738        329,258
Prepaid expenses and other assets...................................      37,707         18,772
Deferred income taxes...............................................      75,935         50,896
                                                                      ----------     ----------
          Total current assets......................................     803,146        831,684
Equipment and leasehold improvements, net...........................     196,992        178,132
Other assets........................................................      34,911         21,681
                                                                      ----------     ----------
                                                                      $1,035,049     $1,031,497
                                                                      ==========     ==========
                             LIABILITIES AND STOCKHOLDERS' EQUITY
Trade accounts payable..............................................  $  117,163     $  116,007
Accrued expenses and other liabilities..............................     167,685        161,336
Line of credit borrowings...........................................      35,000         25,000
Current portion of long-term debt and capital lease obligations.....      21,127         13,179
                                                                      ----------     ----------
          Total current liabilities.................................     340,975        315,522
Long-term debt and capital lease obligations, less current
  portion...........................................................      46,592         54,099
Commitments and contingencies
Preferred stock: 5,000 shares authorized, none outstanding..........          --             --
Common stock at par value of $.001 per share
  Authorized -- 90,000 shares, issued and outstanding -- 37,334
     shares at June 30, 1997 and 36,506 shares at June 30, 1996.....          37             36
Additional paid-in capital..........................................     361,101        344,820
Retained earnings...................................................     286,344        317,020
                                                                      ----------     ----------
Total stockholders' equity..........................................     647,482        661,876
                                                                      ----------     ----------
                                                                      $1,035,049     $1,031,497
                                                                      ==========     ==========

          See notes to supplemental consolidated financial statements.

               SUPPLEMENTAL CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                   YEAR ENDED JUNE 30,
                                                          --------------------------------------
                                                             1997           1996          1995
                                                          ----------     ----------     --------
                                                          (IN THOUSANDS, EXCEPT PER SHARE DATA)
Net sales...............................................  $1,060,535     $1,309,899     $824,233
Royalty income..........................................      12,662         22,814       12,348
                                                          ----------     ----------     --------
          Total revenue.................................   1,073,197      1,332,713      836,581
Costs and expenses:
  Cost of goods sold....................................     723,404        689,515      429,707
  Research and development..............................     192,254        186,899      134,668
  Selling, general and administrative...................     209,294        237,444      151,011
  Restructuring charge..................................       9,021             --           --
  Charge for past royalties.............................          --             --        1,250
                                                          ----------     ----------     --------
                                                           1,133,973      1,113,858      716,636
                                                          ----------     ----------     --------
Operating income (loss).................................     (60,776)       218,855      119,945
                                                          ----------     ----------     --------
Other (income) expense:
  Interest income.......................................      (5,775)        (7,048)      (5,245)
  Interest expense......................................       5,222          8,051        6,866
  Other, net............................................         636          1,453      (10,646)
                                                          ----------     ----------     --------
                                                                  83          2,456       (9,025)
                                                          ----------     ----------     --------
Income (loss) before income taxes.......................     (60,859)       216,399      128,970
Income tax expense (benefit)............................     (30,183)        70,521       38,691
                                                          ----------     ----------     --------
Net income (loss).......................................  $  (30,676)    $  145,878     $ 90,279
                                                          ----------     ----------     --------
Net income (loss) per share
  Primary...............................................  $    (0.83)    $     4.11     $   2.79
                                                          ----------     ----------     --------
  Fully diluted.........................................  $    (0.83)    $     3.95     $   2.65
                                                          ----------     ----------     --------
Number of shares used in per share calculations
  Primary...............................................      36,919         35,479       32,391
                                                          ----------     ----------     --------
  Fully diluted.........................................      36,919         37,719       35,391
                                                          ==========     ==========     ========

          See notes to supplemental consolidated financial statements.

               SUPPLEMENTAL CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                      YEAR ENDED JUNE 30,
                                                                 ------------------------------
                                                                   1997       1996       1995
                                                                 --------   --------   --------
                                                                         (IN THOUSANDS)
Cash flows from operating activities:
  Net income (loss)............................................  $(30,676)  $145,878   $ 90,279
  Adjustments to reconcile net income (loss) to net cash
     provided by operating activities:
     Depreciation and amortization.............................    55,694     35,320     24,018
     Deferred income taxes.....................................   (25,032)   (22,547)   (12,617)
     Changes in certain working capital accounts:
       Accounts receivable, net of allowance...................    33,547    (64,723)   (79,105)
       Inventories.............................................    59,707   (153,309)   (58,968)
       Prepaid expenses and other assets.......................   (19,767)    (3,548)   (19,870)
       Trade accounts payable..................................     1,156     30,889     18,416
       Accrued expenses and other liabilities..................     6,349     59,881     54,965
                                                                 ---------  ---------  ---------
          Total adjustments....................................   111,654   (118,037)   (73,161)
                                                                 ---------  ---------  ---------
          Net cash provided by operating activities............    80,978     27,841     17,118
Cash flows from investing activities:
  Net capital expenditures.....................................   (47,332)   (72,647)   (65,105)
  Purchases of available-for-sale securities...................  (602,474)  (423,255)  (348,204)
  Sales of available-for-sale securities.......................   627,630    425,636    289,968
  Proceeds from the sale of securities.........................        --     12,038         --
  Other........................................................   (11,002)    (6,726)    (3,026)
                                                                 ---------  ---------  ---------
          Net cash used in investing activities................   (33,178)   (64,954)  (126,367)
Cash flows from financing activities:
  Proceeds from borrowings under line of credit................    95,000     40,000         --
  Repayment of borrowings under line of credit.................   (85,000)   (15,000)        --
  Proceeds from issuance of long-term debt.....................     2,956     23,043      9,468
  Principal payments on long-term debt and capital lease
     obligations...............................................   (21,848)   (15,451)    (6,611)
  Proceeds from redemption of mandatorily redeemable preferred
     stock.....................................................        --     (3,450)     6,522
  Net proceeds from Initial Public Offering of OnTrak Systems,
     Inc.......................................................        --     41,404         --
  Proceeds from issuance of common stock, net of repurchases...    14,868      8,221    119,976
                                                                 ---------  ---------  ---------
          Net cash provided by financing activities............     5,976     78,767    129,355
                                                                 ---------  ---------  ---------
Net increase in cash and cash equivalents......................    53,776     41,654     20,106
Cash and cash equivalents at beginning of year.................    87,096     45,442     25,336
                                                                 ---------  ---------  ---------
Cash and cash equivalents at end of year.......................  $140,872   $ 87,096   $ 45,442
                                                                 ---------  ---------  ---------
Cash payments for interest.....................................  $  5,310   $  8,738   $  6,748
                                                                 ---------  ---------  ---------
Cash payments for income taxes.................................  $ 32,377   $ 77,385   $ 32,064
                                                                 =========  =========  =========

          See notes to supplemental consolidated financial statements.

          SUPPLEMENTAL CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                         COMMON     COMMON     ADDITIONAL
                                         STOCK      STOCK      PAID-IN      RETAINED
                                         SHARES     AMOUNT     CAPITAL      EARNINGS      TOTAL
                                         ------     ------     --------     --------     --------
                                                              (IN THOUSANDS)
Balance at June 30, 1994.............    26,126      $ 26      $ 95,648     $ 83,041     $178,715
Sale of Common Stock, net of
  repurchases........................    3,357          3       122,151       (2,178)     119,976
Income tax benefit from stock option
  transactions.......................       --         --         7,128           --        7,128
Net income...........................       --         --            --       90,279       90,279
                                         ------       ---      --------     --------     --------
Balance at June 30, 1995.............    29,483        29       224,927      171,142      396,098
Sale of Common Stock, net of
  repurchases........................      664          1         8,220           --        8,221
Income tax benefit from stock option
  transactions.......................       --         --         2,940           --        2,940
Conversion of Preferred Stock........    1,486          1         3,071           --        3,072
Conversion of subordinated
  debentures.........................    2,640          3        64,260           --       64,263
Net Proceeds from Initial Public
  Offering of OnTrak Systems, Inc....    2,233          2        41,402           --       41,404
Net income...........................       --         --            --      145,878      145,878
                                         ------       ---      --------     --------     --------
Balance at June 30, 1996.............    36,506        36       344,820      317,020      661,876
Sale of Common Stock, net of
  repurchases........................      828          1        14,549           --       14,550
Income tax benefit from stock option
  transactions.......................       --         --         1,732           --        1,732
Net loss.............................       --                       --      (30,676)     (30,676)
                                         ------       ---      --------     --------     --------
Balance at June 30, 1997.............    37,334      $ 37      $361,101     $286,344     $647,482
                                         ======       ===      ========     ========     ========

          See notes to supplemental consolidated financial statements.

            NOTES TO SUPPLEMENTAL CONSOLIDATED FINANCIAL STATEMENTS
                                 JUNE 30, 1997

NOTE A: MERGER WITH ONTRAK

     On August 5, 1997, the stockholders of each of Lam Research Corporation (the "Company" or "Lam") and OnTrak Systems, Inc. ("OnTrak") approved the merger between the companies (the "Merger") and the issuance of Lam Common Stock under the Agreement and Plan of Merger with OnTrak. The Company issued approximately 6,500,000 shares of Lam Common Stock, par value $0.001 per share, and options and rights to acquire approximately 2,260,000 shares of Lam Common Stock for all the outstanding common stock and options and rights to purchase OnTrak Common Stock, par value $0.0001 per share, on the basis of 0.83 of a share of Lam Common Stock for one share of OnTrak Common Stock. The transaction has been accounted for as a pooling of interests and is structured to qualify as a tax-free reorganization. The anticipated financial impact of the conforming accounting methods is not expected to be material to the financial position of the Company. Lam estimates that costs associated with the Merger were approximately $17.7 million. Such expenses include investment advisory fees, legal and accounting fees, financial printing costs and other Merger related costs. Such costs associated with the Merger will negatively impact results of operations of the Company in the fiscal quarter ended September 30, 1997.

     The supplemental consolidated financial statements have been prepared to give retroactive effect to the Merger. Generally accepted accounting principles prohibit giving effect to a consummated business combination accounted for by the pooling of interests method in financial statements that do not include the date of consummation. The accompanying supplemental consolidated financial statements do not extend through the date of consummation; however, they will become the historical consolidated financial statements of the Company after financial statements covering the date of consummation of the business combination are issued.

     The following table shows revenues and net income of the separate companies through the periods preceding the Merger:

                                                          YEAR ENDED JUNE 30,
                                                 --------------------------------------
                                                    1997           1996          1995
                                                 ----------     ----------     --------
                                                             (IN THOUSANDS)
          Total revenue:
            Lam................................  $1,002,404     $1,276,884     $810,557
            OnTrak.............................      70,793         55,829       26,024
                                                 ----------     ----------     --------
            Combined...........................  $1,073,197     $1,332,713     $836,581
                                                 ==========     ==========     ========
          Net income (loss):
            Lam................................  $  (33,634)    $  141,091     $ 89,211
            OnTrak.............................       2,958          4,787        1,068
                                                 ----------     ----------     --------
            Combined...........................  $  (30,676)    $  145,878     $ 90,279
                                                 ==========     ==========     ========

NOTE B: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Principles of consolidation: The supplemental consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation.

     Cash equivalents: All highly liquid investments purchased with an original maturity of three months or less are considered to be cash equivalents.

     Inventories: Inventories are stated at the lower of cost (first-in, first-out method) or market. The Company evaluates the need to record adjustments for impairment of inventory on a quarterly basis. The Company's policy is to evaluate all inventory including manufacturing raw materials, work-in-process, finished goods, and spare parts. Inventory in excess of the Company's estimated usage requirements is written down to

                                 JUNE 30, 1997

its estimated net realizable value. Inherent in the estimates of net realizable value are management estimates related to the Company's future manufacturing schedules, customer demand, possible alternative uses and ultimate realization of potentially excess inventory.

     Equipment and leasehold improvements: Equipment and leasehold improvements are stated at cost. Equipment is depreciated by the straight-line method over the estimated useful lives of the assets, generally three to seven years. Leasehold improvements are amortized by the straight-line method over the shorter of the life of the related asset or the term of the underlying lease. Amortization of equipment under capital leases is included with depreciation.

     Revenue recognition: Sales of the Company's products are generally recorded upon shipment. Estimated costs to be incurred by the Company related to product installation and warranty fulfillment are accrued at the date of shipment.

     Foreign currency: The Company has foreign sales, service and manufacturing operations. With respect to all foreign subsidiaries excluding Japan, the functional currency is the U.S. dollar and transaction and translation gains and losses are included in net income and have not been material in any year presented. The functional currency of the Company's Japanese subsidiary is the Japanese yen. Translation gains and losses related to the Japanese subsidiary are included as a component of stockholders' equity, but have not been material through June 30, 1997.

     Income (loss) per share: For fiscal 1997, net loss per share is calculated using the weighted average number of shares of common stock outstanding during the period. For fiscal 1996 and 1995, primary net income per share is calculated using the weighted average number of shares of common stock and common stock equivalents outstanding during the period. The common stock equivalents include shares issuable upon the assumed exercise of stock options reflected under the treasury stock method. The convertible subordinated debentures are not deemed to be common stock equivalents and, accordingly, are excluded from the calculation of primary net income per share. Fully diluted net income per share for fiscal 1996 and 1995 reflects the assumed conversion of the Company's convertible subordinated debentures at the beginning of that period, and also adjusts net income to reflect the exclusion of net interest expense and net amortization expense of the debt issuance cost related to the debentures. The convertible subordinated debentures were called by the Company during the quarter ended June 30, 1996. Primary income per share, for fiscal 1996, calculated to reflect the conversion of the convertible subordinated debentures as if they were converted on July 1, 1995 is $3.95.

     In March 1997, the Financial Accounting Standards Board ("FASB") released Statement of Financial Accounting Standards No. 128 "Earnings Per Share" ("FAS 128"), which is required to be adopted on December 31, 1997. At that time, the Company will be required to change the method currently used to compute earnings per share and to restate all prior periods. Under the new requirements for calculating primary net income per share (basic earnings per share), the dilutive effect of stock options will be excluded. The Company's basic and diluted earnings (loss) per share as calculated according to FAS 128 would be as follows:

                                                              1997      1996      1995
                                                             ------     -----     -----
        Basic..............................................  $(0.83)    $4.32     $3.07
        Diluted............................................  $(0.83)    $3.95     $2.65

     Employee stock plans: The Company accounts for its stock option plans and its employee stock purchase plan in accordance with the provisions of the Accounting Principles Board's Opinion No. 25 "Accounting For Stock Issued to Employees" ("APB 25"). In October 1995, the FASB released Statement of Financial Accounting Standard No. 123, "Accounting For Stock-Based Compensation"("FAS 123") which provides an alternative to APB 25. As allowed under FAS 123, the Company continues to account for its employee stock plans in accordance with the provisions of APB 25. (See note K.)

                                 JUNE 30, 1997

     Use of estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that could affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

     Transfer of financial assets: During fiscal 1997, the Company adopted Statement of Financial Accounting Standard No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" ("FAS 125"), which requires the Company to recognize the financial and servicing assets it controls and the liabilities it has incurred and to exclude financial assets when control has been surrendered in accordance with criteria provided. FAS 125 is required to be applied to sales of receivables by the Company occurring after January 1, 1997. The effect of adopting FAS 125 for the six months ended June 30, 1997 was not material.

     Capital structure: In February 1997, the FASB released Statement of Financial Accounting Standards No. 129, "Disclosure of Information about Capital Structure" ("FAS 129"). FAS 129 consolidates the existing guidance regarding disclosure relating to a company's capital structure and is effective for fiscal years beginning after December 15, 1997. Adoption of FAS 129 is not expected to have a material impact on the Company's financial statements.

     Comprehensive Income: In June 1997, the FASB released Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" ("FAS 130"). FAS 130 establishes standards for the reporting and display of comprehensive income and its components in a full set of general purpose financial statements and is effective for fiscal years beginning after December 15, 1997. The Company believes that adoption of FAS 130 will not have a material impact on the Company's financial statements.

     Segment information: In June 1997, the FASB released Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information" ("FAS 131"). FAS 131 will change the way companies report selected segment information in interim financial reports to stockholders. FAS 131 is effective for fiscal years beginning after December 15, 1997. Based on the current circumstances, the Company believes that the application of the new rules will not have a material impact on the Company's consolidated financial statements.

NOTE C: COMPANY AND INDUSTRY INFORMATION

     Lam is a leading supplier of technically complex thin film processing equipment used in the primary stages of semiconductor manufacturing. The Company's product offerings include single wafer plasma etch systems with a wide range of applications and chemical mechanical planarization ("CMP"), chemical vapor deposition ("CVD") and flat panel display ("FPD") systems. The Company sells its products primarily to large companies involved in the production of semiconductors in the United States, Europe, Japan and Asia Pacific. Credit evaluations are performed on all customers, and the Company usually does not require collateral on sales.

     The semiconductor industry has historically been cyclical and has experienced periodic downturns, which have had a material adverse effect on the semiconductor industry's demand for semiconductor processing equipment, including equipment manufactured and marketed by the Company. Certain of the components and subassemblies included in the Company's products are obtained from a single supplier or a limited group of suppliers. The Company believes that alternative sources could be obtained and qualified to supply these products. Nevertheless, a prolonged inability to obtain certain components could have a severe near term effect on the Company's operating results and could result in damage to customer relationships.

     The Company entered into agreements totaling 9 billion yen and 6 billion yen, respectively, in fiscal 1997 and 1996 to sell specific Japanese yen-denominated receivables subject to recourse provisions. At June 30, 1997 and 1996, $59,986,000 and $82,104,000 of these receivables respectively, had been sold to a bank, of

                                 JUNE 30, 1997

which $39,924,000 and $49,467,000 at June 30, 1997 and 1996, respectively, remained uncollected by the bank and subject to recourse provisions.

     During fiscal 1997 and 1996, no individual customer accounted for greater than 10% of total sales. One customer accounted for 11% of total sales for fiscal 1995.

     The Company operates in four geographic regions, the United States, Europe, Japan and Asia Pacific. The following is a summary of local operations by geographic region at June 30:

                                                     1997           1996          1995
                                                  ----------     ----------     --------
                                                              (IN THOUSANDS)
        Revenue:
          United States.........................  $  903,222     $1,101,400     $741,039
          Europe................................      42,942         40,365       26,925
          Japan.................................      69,427        138,713       45,856
          Asia Pacific..........................      57,606         52,235       22,761
                                                  ----------     ----------     --------
        Total...................................  $1,073,197     $1,332,713     $836,581
                                                  ==========     ==========     ========
        Operating income/(loss):
          United States.........................  $  (58,078)    $  132,620     $ 91,698
          Europe................................      (8,730)         9,696        4,657
          Japan.................................       2,342         56,903       18,174
          Asia Pacific..........................       3,690         19,636        5,416
                                                  ----------     ----------     --------
        Total...................................  $  (60,776)    $  218,855     $119,945
                                                  ==========     ==========     ========
        Identifiable assets:
          United States.........................  $  872,657     $  891,974     $606,058
          Europe................................      31,538         28,688       20,974
          Japan.................................      71,847         65,344       43,791
          Asia Pacific..........................      59,007         45,491       27,593
                                                  ----------     ----------     --------
        Total...................................  $1,035,049     $1,031,497     $698,416
                                                  ==========     ==========     ========

     Sales between geographic areas are accounted for at prices that provide a profit and are in accordance with the rules and regulations of the respective governing authorities. Total export revenue consisting of sales from the Company's U.S. operating subsidiary to non-affiliated customers by geographic region for the three years ended June 30 are as follows:

                                                       1997         1996         1995
                                                     --------     --------     --------
                                                               (IN THOUSANDS)
        Asia Pacific...............................  $293,488     $336,769     $175,815
        Europe.....................................   131,342      182,688      109,229
        Japan......................................    23,019       28,255       30,418
                                                     --------     --------     --------
                                                     $447,849     $547,712     $315,462
                                                     ========     ========     ========

NOTE D: FINANCIAL INSTRUMENTS

     In November 1995, the FASB staff issued a Special Report, "A Guide to Implementation of Statement 115 on Accounting for Certain Investments in Debt and Equity Securities". In accordance with provisions in that Special Report, the Company elected, in December 1995, to reclassify all of its held-to-maturity securities to available-for-sale. At the time of transfer, the amortized cost of those securities was $24,099,000, which approximated their fair value.

                                 JUNE 30, 1997

     Investments at June 30, are comprised of the following:

                                                         1997                        1996
                                                -----------------------     -----------------------
                                                             ESTIMATED                   ESTIMATED
                                                  COST       FAIR VALUE       COST       FAIR VALUE
                                                --------     ----------     --------     ----------
                                                                  (IN THOUSANDS)
  Municipal Bonds and Notes...................  $ 89,546      $  89,546     $ 12,372      $  12,372
  U.S. Treasury Bonds and Notes...............     5,539          5,539       21,380         21,380
  Institutional Money Market Funds............    28,329         28,329        5,642          5,642
                                                --------       --------     --------       --------
  Amounts included in cash and cash
    equivalents...............................   123,414        123,414       39,394         39,394
  Municipal Bonds and Notes...................    16,301         16,301           --             --
  Floating Rate Municipal Bonds...............    19,549         19,549       44,600         44,600
  U.S. Treasury Bonds and Notes...............    18,971         18,971       23,005         23,005
                                                --------       --------     --------       --------
  Amounts included in short-term
    investments...............................    54,821         54,821       67,605         67,605
                                                --------       --------     --------       --------
  Total Available-for-Sale....................  $178,235      $ 178,235     $106,999      $ 106,999
                                                ========       ========     ========       ========

     The difference between cost and fair value of available-for-sale securities was not significant at June 30, 1997 and 1996.

     The amortized cost and estimated fair value of investments in debt securities at June 30 by contractual maturities are as follows:

                                                         1997                        1996
                                                -----------------------     -----------------------
                                                             ESTIMATED                   ESTIMATED
                                                  COST       FAIR VALUE       COST       FAIR VALUE
                                                --------     ----------     --------     ----------
                                                (IN THOUSANDS)
  Due in less than one year...................  $155,864      $ 155,864     $ 83,994      $  83,994
  Due after one year through five years.......    22,371         22,371       23,005         23,005
                                                --------       --------     --------       --------
  Total investments in debt securities........  $178,235      $ 178,235     $106,999      $ 106,999
                                                ========       ========     ========       ========

     The carrying and fair values of the Company's financial instruments at June 30, are as follows:

                                                         1997                        1996
                                                -----------------------     -----------------------
                                                CARRYING     ESTIMATED      CARRYING     ESTIMATED
                                                 VALUE       FAIR VALUE      VALUE       FAIR VALUE
                                                --------     ----------     --------     ----------
                                                (IN THOUSANDS)
  Cash and cash equivalents...................  $140,872      $ 140,872     $ 87,096      $ 87,096
  Foreign currency forward contracts..........  $     --      $  31,604     $     --      $ 43,632
  Other long-term debt........................  $ 67,719      $  67,745     $ 67,278      $ 67,047

     The fair value of the Company's short-term investments is based on quoted market prices at June 30, 1997 and 1996. The fair value of the Company's foreign currency contracts is estimated based upon the yen exchange rate at June 30, 1997 and 1996. The fair value of the Company's other long-term debt is estimated based on the current rates offered to the Company for similar debt instruments of the same remaining maturities.

NOTE E: DERIVATIVE FINANCIAL INSTRUMENTS

     The Company enters into foreign-currency forward contracts to minimize the impact of exchange rate fluctuations on the value of yen-denominated assets and liabilities. A substantial portion of the forward contracts entered into have a maturity of 90 days or less. The realized and unrealized gains and losses on these contracts are deferred and offset against realized and unrealized gains and losses from the settlement of the related yen receivables. The realized losses on yen-forward contracts during fiscal 1997 were offset by the gains on underlying receivables.

                                 JUNE 30, 1997

     At June 30, 1997 and 1996, the notional amount of outstanding foreign currency forward contracts were $30,651,000 and $44,580,000, respectively. Of the total outstanding contracts at June 30, 1997 and 1996, $13,828,000 and $38,794,000, respectively, were to hedge yen intercompany receivables and $17,776,000 and $4,838,000, respectively, were to hedge firm commitments from customers in Japan. The unrealized loss on these contracts at June 30, 1997 was $953,000. The unrealized gain on these contracts at June 30, 1996 was $948,000.

NOTE F: INVENTORIES

     Inventories consist of the following at June 30:

                                                                   1997         1996
                                                                 --------     --------
                                                                 (IN THOUSANDS)
        Raw materials..........................................  $136,698     $170,851
        Work-in-process........................................    93,057      126,309
        Finished goods.........................................    31,983       32,098
                                                                 --------     --------
                                                                 $261,738     $329,258
                                                                 ========     ========

NOTE G: PREPAID EXPENSES AND OTHER ASSETS

                                                                    1997        1996
                                                                   -------     -------
                                                                     (IN THOUSANDS)
        Prepaid expenses.........................................  $13,092     $10,408
        Net realizable value of collateral.......................    5,320          --
        Taxes receivable.........................................    5,400          --
        Other....................................................   13,895       8,364
                                                                   -------     -------
                                                                   $37,707     $18,772
                                                                   =======     =======

     During fiscal 1997, the Company recorded bad debt expense of $6,550,000 relating to the former at-risk receivables from SubMicron Technology PLC ("SubMicron"). The estimated net realizable value of the collateral which the Company holds related to these receivables has been included in prepaid expenses and other assets.

NOTE H: EQUIPMENT AND LEASEHOLD IMPROVEMENTS

     Equipment and leasehold improvements consist of the following at June 30:

                                                                   1997         1996
                                                                 --------     --------
                                                                    (IN THOUSANDS)
        Equipment..............................................  $158,475     $127,039
        Furniture and fixtures.................................    58,642       47,077
        Leasehold improvements.................................   100,222       89,891
                                                                 --------     --------
                                                                  317,339      264,007
        Less allowance for depreciation and amortization.......  (120,347)     (85,875)
                                                                 --------     --------
                                                                 $196,992     $178,132
                                                                 ========     ========

                                 JUNE 30, 1997

NOTE I: ACCRUED EXPENSES AND OTHER LIABILITIES

     The significant components of accrued expenses and other liabilities consist of the following at June 30:

                                                                   1997         1996
                                                                 --------     --------
                                                                    (IN THOUSANDS)
        Warranty and installation reserves.....................  $ 75,321     $ 64,002
        Accrued compensation...................................    30,987       29,612
        Income and other taxes payable.........................    21,381       45,471
        Other..................................................    39,996       22,251
                                                                 --------     --------
                                                                 $167,685     $161,336
                                                                 ========     ========

NOTE J: LINE OF CREDIT, LONG-TERM DEBT AND CAPITAL LEASE OBLIGATIONS

     Long-term debt and capital lease obligations at June 30 consist of the following:

                                                                   1997         1996
                                                                 --------     --------
                                                                    (IN THOUSANDS)
        Capitalized lease obligations with varying interest
          rates from 4.6% to 9.6%..............................  $ 35,666     $ 30,043
        Japanese yen-denominated bank loans with fixed interest
          rates from 3.0% to 4.9%, principal payable in
          quarterly and semi-annual installments from July 1997
          to April 2003........................................    28,562       32,724
        Other..................................................     3,491        4,511
                                                                 --------     --------
                                                                   67,719       67,278
        Less current portion...................................   (21,127)     (13,179)
                                                                 --------     --------
                                                                 $ 46,592     $ 54,099
                                                                 ========     ========

     During the second quarter of fiscal 1996, the Company entered into a syndicated bank line of credit totaling $210,000,000, under which borrowings bear interest at the bank's prime rate or 0.7% to 0.9% over the London Interbank Offered Rate ("LIBOR"). This syndicated bank line of credit expires in December 1998. During the third quarter of fiscal 1997, the Company received amendments or waivers for certain of its financial covenants which would have otherwise been breached by the net loss reported by the Company. At June 30, 1997, and 1996, respectively, the Company had outstanding borrowings of $35,000,000 and $25,000,000 against the syndicated bank line of credit. The Company also has a $10,000,000 line of credit agreement with a bank which expires in November 1997; borrowings under the bank line credit bear interest at the bank's prime rate. No borrowings were outstanding under the bank line of credit at June 30, 1997 and June 30, 1996. The syndicated bank line of credit and the bank line of credit agreements include terms requiring satisfaction of certain financial ratios, interest coverage, maximum leverage, senior indebtedness, tangible net worth, minimum profitability and also restrict the Company from paying dividends. At June 30, 1997, the Company was in compliance with all of its covenants as amended.

                                 JUNE 30, 1997

     At June 30, 1997, future maturities of long-term debt and minimum payments for capital lease obligations are as follows:

                   YEAR ENDING JUNE 30,              LONG TERM     CAPITAL LEASE
                      (IN THOUSANDS)                   DEBT         OBLIGATIONS       TOTAL
        -------------------------------------------  ---------     -------------     -------
             1998..................................   $ 8,458         $14,776        $23,234
             1999..................................     8,338          12,921         21,259
             2000..................................     7,922           9,351         17,273
             2001..................................     5,959           2,304          8,263
             2002..................................       803             472          1,275
             Thereafter............................       573              --            573
        Less amounts representing interest.........        --          (4,158)        (4,158)
                                                      -------         -------        -------
                                                      $32,053         $35,666        $67,719
                                                      =======         =======        =======

     Long-term debt and capital lease obligations are collateralized by equipment included in equipment and leasehold improvements with a cost and accumulated depreciation and amortization of $56,671,000 and $(22,698,000), respectively, at June 30, 1997 and $45,484,000 and $(15,309,000), respectively, at June 30, 1996.

NOTE K: INCENTIVE STOCK OPTION PLANS AND STOCK PURCHASE PLAN

     The Company has adopted incentive stock option plans that provide for the granting to qualified employees of incentive stock options to purchase shares of Common Stock. In addition, the plans permit the granting of nonstatutory stock options to paid consultants and employees and provide for the automatic grant of nonstatutory stock options to outside directors. The option price is determined by the Board of Directors, but in no event will it be less than the fair market value on the date of grant (no less than 85% of the fair market value at the date of grant in case of nonstatutory options). Options granted under the plans vest over a period determined by the Board of Directors. Under the automatic grant program, each outside director receives an option exercisable for 6,000 shares of Common Stock during January of each year with the exercise price equal to the fair market value on date of grant.

     Prior to the Merger, OnTrak had incentive and nonstatutory stock option plans (the "Employee Plans"). Incentive stock option and nonstatutory stock option grants under the Employee Plans must be at prices of at least 100% of the fair market value of the stock on the date of grant. The options generally vest 25% per year.

     OnTrak also had a director stock option plan (the "Director Plan") and reserved 103,750 shares of Common Stock for issuance thereunder. The Director Plan provided for the grant of nonstatutory stock options to nonemployee directors of OnTrak pursuant to an automatic, nondiscretionary grant mechanism.

     During fiscal year 1996, OnTrak issued an option to purchase 664,000 shares of Common Stock to its Chief Executive Officer at an exercise price of $20.78 per share. In November 1996, following the approval of the 1996 Equity Incentive Plan by the OnTrak stockholders, this option was canceled and reissued with identical terms.

                                 JUNE 30, 1997

     A summary of incentive stock option plan transactions follows:

                                                                                             WTD.
                                             AUTHORIZED     OUTSTANDING    OPTION PRICE     AVERAGE
                                             ----------     ----------     -------------    -------
June 30, 1994..............................     558,376      2,510,720       $0.18-35.88    $ 12.00
Additional amount authorized...............   2,114,990             --                --
Granted....................................  (1,516,140)     1,516,140        2.41-63.88      22.03
Exercised..................................          --       (801,345)       0.28-35.88       6.04
Canceled...................................      49,654        (49,654)       1.70-50.63      25.90
Expired....................................      (5,481)            --                --
                                             ----------     ----------      ------------     ------
June 30, 1995..............................   1,201,399      3,175,861       $0.18-63.88    $ 18.10
Additional amount authorized...............   1,000,000             --                --
Granted....................................  (2,396,838)     2,396,838       16.87-68.00      39.71
Exercised..................................          --       (457,842)       0.18-45.13       7.39
Canceled...................................   1,323,292     (1,323,292)       2.04-68.00      46.81
Expired....................................      (8,174)            --                --
                                             ----------     ----------      ------------     ------
June 30, 1996..............................   1,119,679      3,791,565       $0.28-62.88    $ 23.71
Additional amount authorized...............   1,660,000             --                --
Granted....................................  (1,860,555)     1,860,555       16.57-40.31      23.57
Exercised..................................          --       (351,387)       0.28-35.75      16.53
Canceled...................................     365,662       (365,662)       2.26-44.88      26.72
Expired....................................      (1,319)            --                --
                                             ----------     ----------      ------------     ------
June 30, 1997..............................   1,283,467      4,935,071       $0.28-62.88    $ 23.82
                                             ==========     ==========      ============     ======

     At June 30, 1997, 6,218,538 shares of Common Stock were reserved for future issuance under the stock option plans and options to purchase 2,348,749 shares were exercisable at a range of $0.28-$62.88

     Outstanding and excercisable options presented by price range at June 30, 1997 are as follows:

                   OPTIONS OUTSTANDING                                         OPTIONS EXERCISABLE
---------------------------------------------------------     ------------------------------------------------------
                     NUMBER OF OPTIONS      WTD. AVERAGE      WTD. AVERAGE      NUMBER OF OPTIONS          WTD.
    RANGE OF          OUTSTANDING AT       REMAINING LIFE       EXERCISE         OUTSTANDING AT          AVERAGE
EXERCISE PRICES        JUNE 30, 1997          (YEARS)             PRICE           JUNE 30, 1997       EXERCISE PRICE
----------------     -----------------     --------------     -------------     -----------------     --------------
     $ 0.28-3.01           241,530              4.50             $  1.25               186,750            $ 0.81
      5.25-16.42           631,689              4.12                8.22               493,079              7.92
     16.57-19.73           189,692              4.95               18.01                90,092             17.98
     19.88-26.36         1,415,970              6.76               21.44               498,731             21.43
     26.63-32.60         1,323,027              7.66               28.97               665,725             29.41
     33.63-33.63           761,556              8.54               33.63               267,815             33.63
     33.81-62.88           371,607              8.43               38.58               146,557             39.26
                      ------------         ---- ---- -              ----                ------           -------
    $0.28-$62.88         4,935,071              6.88             $ 23.82             2,348,749            $21.58
                      ============         =========                ====                ======           =======

     During fiscal 1996, the Company adopted a Performance-Based Restricted Stock Plan designed to reward executives based upon the achievement of certain predetermined goals. The grant is based on the fair market value of the Company's Common Stock at the end of the quarter, provided the predetermined goals are met. The Company authorized 150,000 shares to be reserved for issuance under the Performance-Based Stock Plan. At June 30, 1997, 120,879 shares remain available under this plan.

     Common Stock is sold to employees under the 1984 Employee Stock Purchase Plan ("ESPP"). During fiscal 1996, the Company authorized an additional 150,000 shares to be reserved for issuance under the ESPP. Another 166,000 shares were reserved upon consummation of the Merger. The purchase price per share is the

                                 JUNE 30, 1997

lower of 85% of the fair market value of the Common Stock on the first or last day of a six-month offering period. A total of 1,397,627 shares of the Company's Common Stock were issued under the ESPP through June 30, 1997 at prices ranging from $2.65 to $43.03 per share. At June 30, 1997, 455,627 shares remain available for sale under the ESPP.

     As permitted under FAS 123 the Company has elected to follow APB 25, and related Interpretations, in accounting for stock-based awards to employees. Under APB 25, the Company generally recognized no compensation expense with respect to such awards.

     Pro forma information regarding net income (loss) and net income (loss) per share is required by FAS 123 for awards granted after June 30, 1995 as if the Company had accounted for its stock-based awards to employees under the fair value method of FAS 123. The fair value of the Company's stock-based awards to employees was estimated using a Black-Scholes option pricing model. The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, the Black-Scholes model requires the input of highly subjective assumptions including the expected stock price volatility. Because the Company's stock-based awards to employees have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its stock-based awards to employees. The fair value of the Company's stock-based awards to employees was estimated assuming no expected dividends and the following weighted-average assumptions:

                                                        OPTIONS               ESPP
                                                    ----------------    ----------------
                                                     1997      1996      1997      1996
                                                    ------    ------    ------    ------
        Expected life.............................    3.3%      3.5%      0.5%      0.5%
        Expected stock price volatility...........   59.8%     54.3%     57.9%     57.8%
        Risk-free interest rate...................    6.1%      5.5%      5.3%      5.4%

     The weighted average fair value of options granted during 1997 and 1996 was $10.55 and $13.45 per share, respectively. The weighted average fair value of shares granted under the ESPP during fiscal 1997 and 1996 were $7.62 and $9.71 per share, respectively.

     For pro forma purposes, the estimated fair value of the Company's stock-based awards to employees is amortized over the options' vesting period (for options) and the six-month purchase period (for stock purchases under the ESPP). The Company's pro forma information follows:

                                                                 1997           1996
                                                               --------       --------
                                                                (IN THOUSANDS, EXCEPT
                                                                 PER SHARE AMOUNTS)
        Net income (loss) -- as reported.....................  $(30,676)      $145,878
        Net income (loss) -- pro forma.......................   (41,194)       134,737
        Primary net income (loss) per share -- as reported...     (0.83)          4.11
        Primary net income (loss) per share -- pro forma.....     (1.12)          3.80
        Fully diluted net income (loss) per share -- as
          reported...........................................     (0.83)          3.95
        Fully diluted net income (loss) per share -- pro
          forma..............................................     (1.12)          3.57

     FAS 123 is applicable only to awards granted subsequent to June 30, 1995. As a result, its pro forma effect will not be fully reflected until fiscal 1999.

NOTE L: PROFIT SHARING PLAN AND BENEFIT PLAN

     Distributions to employees by the Company are made quarterly based upon a percentage of base salary provided that a threshold level of the Company's financial and performance is met. Upon achievement of the threshold, profit sharing is awarded based upon performance against certain corporate financial and operating

                                 JUNE 30, 1997

goals. Prior to fiscal 1995, distributions to the domestic employees under the profit sharing plan were made semi-annually based on 5% of pretax income provided certain minimum net income goals were met. Prior to the Merger, OnTrak maintained a profit sharing plan, whereby an aggregate amount of 5% of OnTrak's operating profits as defined was paid semi-annually. Subsequent to the Merger, the Company will have one profit sharing plan. Profit sharing plan expense for fiscal 1997, 1996 and 1995 was $176,000, $14,783,000, and $9,693,000,
respectively.

     The Company maintains a 401(k) retirement savings plan for its full-time domestic employees. Each participant in the plan may elect to contribute 2% to 15% of his or her annual salary to the plan, subject to statutory limitations. Prior to October 1, 1995, each participant could elect to contribute 2% to 20% of his or her annual salary to the plan, subject to statutory limitations. The Company matches employee contributions to the plan at the rate of 50% of the first 6% of salary contributed. Prior to the Merger, OnTrak also maintained an employee savings and retirement plan qualified under Section 401(k) of the Internal Revenue Code. The OnTrak plan allowed participants to contribute up to 14% of the total compensation that would otherwise be paid to them by OnTrak, not to exceed the maximum allowed by the applicable Internal Revenue Service guidelines. OnTrak matched 100% of the salary deferral contributions made by each participating employee, up to a maximum of 6% of total employee compensation. OnTrak's contributions were 25%, 50% and 100% vested after an employee's second year, third year and fourth year of service, respectively. Total Company match expense for fiscal 1997, 1996 and 1995 was $5,205,000, $4,213,000, and $2,606,000, respectively.

NOTE M: LICENSING/ROYALTY AGREEMENTS

     The Company receives royalty income from Tokyo Electron Limited ("TEL") under a licensing agreement signed in fiscal 1987 and extended in fiscal 1992 and 1996. For the years ended June 30, 1997, 1996 and 1995, the Company earned approximately $11,700,000, $20,700,000, and $10,500,000, respectively, of royalty income from TEL. The current royalty agreement, which was due to expire December 31, 1996, was renegotiated at a reduced royalty rate (5% to 1%) which went into effect January 1, 1997.

     The Company also receives royalty income from Sumitomo Metal Industries, Ltd. ("Sumitomo"). Royalty income earned from Sumitomo for fiscal 1997, 1996 and 1995 amounted to approximately $1,000,000, $2,100,000, and $1,700,000, respectively.

     During fiscal 1995, the Company earned approximately $100,000 of royalty income from other sources.

NOTE N: COMMITMENTS

     The Company leases its administrative, research and development ("R&D"), and manufacturing facilities, regional sales/service offices and certain equipment under noncancelable operating leases, which expire at various dates through 2020. Certain of the Company's labs and other equipment are also supplied under operating leases. All of the Company's facility leases for buildings located at its Fremont, California headquarters and certain operating leases provide the Company an option to extend the leases for additional periods. Certain of the Company's other facility leases provide for periodic rent increases based on the general rate of inflation.

                                 JUNE 30, 1997

     Future minimum lease payments for the years ended June 30 and in the aggregate under operating leases consist of the following:

                                                               (IN THOUSANDS)
                                                               --------------
                  1998.......................................     $ 50,256
                  1999.......................................       43,218
                  2000.......................................       34,692
                  2001.......................................       24,694
                  2002.......................................       18,986
                  Thereafter.................................      111,614
                                                                  --------
                                                                  $283,460
                                                                  ========

     During fiscal 1996, the Company entered into a ten year operating lease agreement for two buildings, an R&D building and an additional engineering building, which requires the Company to set aside $47,900,000 as lease collateral five years after lease inception.

     Total rental expense for all leases amounted to approximately $46,728,000, $36,079,000, and $9,847,000, for the years ended June 30, 1997, 1996 and 1995, respectively.

     The Company has subleased some of its buildings and will receive income of approximately $1,914,000, $2,442,000, $2,448,000, $2,293,000, $1,978,000, and
$471,000 for the fiscal years 1998, 1999, 2000, 2001, 2002 and thereafter, respectively, which will offset minimum lease payments.

     For the fiscal year ended June 30, 1997, the Company received income totaling $405,000 on its subleased facilities.

NOTE O: INCOME TAXES

     Income tax expense (benefit) consists of the following:

                                                       1997         1996         1995
                                                     --------     --------     --------
                                                               (IN THOUSANDS)
        Federal:
          Current..................................  $(20,064)    $ 65,107     $ 36,559
          Deferred.................................   (15,521)     (19,280)     (10,313)
                                                     --------     --------     --------
                                                      (35,585)      45,827       26,246
        State:
          Current..................................     2,474        7,192        6,211
          Deferred.................................    (9,511)      (1,717)      (2,304)
                                                     --------     --------     --------
                                                       (7,037)       5,475        3,907
        Foreign:
          Current                                      12,439       20,769        8,538
          Deferred.................................        --       (1,550)          --
                                                     --------     --------     --------
                                                       12,439       19,219        8,538
                                                     --------     --------     --------
                                                     $(30,183)    $ 70,521     $ 38,691
                                                     ========     ========     ========

     Actual current tax liabilities are lower than reflected above for fiscal years 1997, 1996 and 1995 by $1,732,000, $2,940,000, and $7,128,000,
respectively, for the stock option deduction benefits recorded as a credit to stockholders' equity.

                                 JUNE 30, 1997

     Under FAS No. 109, deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's net deferred tax assets as of June 30, are as follows:

                                                                    1997        1996
                                                                   -------     -------
                                                                     (IN THOUSANDS)
        Deferred tax assets:
        Accounting reserves and accruals deductible in different
          periods................................................  $43,871     $26,172
        Inventory valuation differences..........................   24,635      21,696
        Net undistributed profits of foreign subsidiaries........    3,805       6,753
        Tax credit carryforward..................................   15,189          --
        Other....................................................      466         673
                                                                   -------     -------
        Total deferred tax assets................................   87,966      55,294
        Deferred tax liabilities:
        Temporary differences for capital assets.................   (8,534)        (75)
        Other....................................................   (1,236)     (2,055)
                                                                   -------     -------
        Total deferred tax liabilities...........................   (9,770)     (2,130)
                                                                   -------     -------
                  Net deferred tax assets........................  $78,196     $53,164
                                                                   =======     =======

     A reconciliation of income tax expense provided at the federal statutory rate (35% in 1997, 1996 and 1995) to income tax expense follows:

                                                         1997        1996        1995
                                                       --------     -------     -------
                                                                (IN THOUSANDS)
        Income tax expense (benefit) computed at
          federal statutory rate.....................  $(21,345)    $75,665     $45,124
        Tax credits..................................    (5,316)       (203)     (2,953)
        State income taxes, net of federal tax
          benefits (provision).......................    (4,422)      3,777       2,626
        Other........................................       900      (8,718)     (6,106)
                                                        -------      ------      ------
                                                       $(30,183)    $70,521     $38,691
                                                        =======      ======      ======

     Income before income taxes from foreign operations for fiscal years 1997, 1996 and 1995 was $31,621,000, $42,216,000, and $17,830,000, respectively. In addition, the Company received royalty and other income from foreign sources of $12,662,000, $22,814,000 and $12,227,000, in fiscal years 1997, 1996 and 1995, respectively, which was subject to foreign tax withholding.

NOTE P: RESTRUCTURING

     During the first quarter of fiscal 1997, the Company restructured its operations by consolidating its previous business unit structure into a more centralized functional organization. As a result of the restructuring, and in response to industry and market conditions, the Company reduced its work force by approximately 11%. The Company recorded a restructuring charge of $9.0 million for costs related primarily to severance compensation and consolidation of facilities. At June 30, 1997, $1.7 million remains in accrued liabilities relating primarily to executive severance and remaining lease payments on unused facilities. As of June 30, 1997, the Company has made $6.3 million of cash payments relating to the restructuring.

NOTE Q: RIGHTS PLAN

     On January 23, 1997, the Company adopted a Shareholder Rights Plan (the "Rights Plan"). Pursuant to the Rights Plan, rights were distributed as a dividend at the rate of one right for each share of Lam Common

                                 JUNE 30, 1997

Stock, par value $0.001 per share ("Right"), of the Company held by stockholders of record as of the close of business on January 31, 1997. The Rights will expire on January 31, 2007, unless redeemed or exchanged. Under the Rights Plan, each Right initially will entitle the registered holder to buy one unit of a share of preferred stock for $250.00. The Rights will become exercisable only if a person or group (other than stockholders currently owning 15 percent of the Lam's Common Stock) acquires beneficial ownership of 15 percent (17% in the case of the asset management firm FMR Corp. ("FMR") or more of the Lam's Common Stock or commences a tender or exchange offer upon consummation of which such person or group would beneficially own 15 percent (17% in the case of FMR) or more of the Lam's Common Stock.

NOTE R: RELATED PARTY TRANSACTIONS

     During fiscal 1997, the Company invested $4.0 million for a 32% interest in a limited partnership (the "Partnership"). The Partnership was organized for the purpose of investing in emerging technology companies to seek income and gains for the Partnership. Three of the Company's directors are principals in the limited liability company that is the general partner of the Partnership. The Company is accounting for its investment in the Partnership under the equity method. Accordingly, the Company will adjust the recorded value of its investment for its share (32%) of the Partnership's net income or loss. The Company's portion of the Partnership's net income was not material for the year ended June 30, 1997.

     The Company received financial advisory services under an agreement with a consulting firm, a principal of which became a director in April 1995. The agreement, which was terminated in February 1996, provided for a consulting fee of $10,000 per month. A total of $80,000 and $125,000 was paid to the consulting firm under this agreement during the years ended June 30, 1996 and 1995, respectively. In November 1994, the Company paid $288,000 to the consulting firm as a finder's fee and issued warrants to purchase 81,340 shares of Common Stock at an exercise price of $4.267 per share in consideration of services related to a preferred stock financing. These warrants were exercised using a net exercise provision in March 1997, resulting in the issuance of 70,933 shares of Common Stock with no net proceeds.

NOTE S: LITIGATION

     In October 1993, Varian Associates, Inc. ("Varian") brought suit against the Company in the United States District Court, Northern District of California, seeking monetary damages and injunctive relief based on the Company's alleged infringement of certain patents held by Varian. The lawsuit is in the late stages of discovery and has recently been reassigned to a new judge. The trial date has been set for March 1998. The Company has asserted defenses of invalidity and unenforceability of the patents that are the subject of the lawsuit, as well as noninfringement of such patents by the Company's products. While litigation is subject to inherent uncertainties and no assurance can be given that the Company will prevail in such litigation or will obtain a license under such patents on commercially reasonable terms or at all if such patents are held valid and infringed by the Company's products, the Company believes that the Varian lawsuit will not have a material adverse effect on the Company's consolidated financial statements.

     In addition, the Company is from time to time notified by various parties that it may be in violation of certain patents. In such cases, it is the Company's intention to seek negotiated licenses where it is considered appropriate. The outcome of these matters will not, in management's opinion, have a material impact on the Company's consolidated financial position, operating results or cash flow statements.

NOTE T: SUBSEQUENT EVENT -- APPROVAL OF LAM RESEARCH CORPORATION 1997 INCENTIVE STOCK PLAN

     On August 5, 1997 the stockholders of the Company approved the Lam Research Corporation 1997 Stock Incentive Plan, which will provide for the grant of stock options, restricted stock, deferred stock and performance share awards to participating officers, directors, employees, consultants and advisors of the Company and its subsidiaries. Initially, 3,000,000 shares were reserved for issuance. The number of shares to

                                 JUNE 30, 1997

be issued will automatically be increased each calendar quarter subject to certain provisions and restrictions, but in no event exceed 5,000,000 shares.

NOTE U: SUBSEQUENT EVENT -- CONVERTIBLE SUBORDINATED NOTES

     During August 1997, Lam completed the offering of $310.0 million of the Notes. The Notes bear interest at five percent, mature on September 1, 2002 and are convertible into shares of Lam's Common Stock at $87.77 per share. Expenses associated with the offering of approximately $9.0 million will be deferred and will be included in other assets. Such expenses will be amortized over the term of the Notes.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

     With the exception of historical facts, the statements contained in this discussion are forward-looking statements within the meaning of Section 21E of the Exchange Act, and are subject to the safe harbor provisions created by that statute. Such forward-looking statements include, but are not limited to, statements that relate to the Company's future revenue, royalty income, gross margins, levels of R&D and operating expenses, management's plans and objectives for future operations of the Company, the effects of the Company's merger with OnTrak, and the sufficiency of financial resources to support future operations and capital expenditures. Such statements are based on current expectations that involve risks and uncertainties, including those discussed below and under the heading "Risk Factors," that could cause actual results to differ materially from those expressed. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. The Company undertakes no obligation to publicly release the results of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. This discussion should be read in conjunction with the Supplemental Consolidated Financial Statements and Notes presented thereto on pages 42 to 62 of this Prospectus for a full understanding of the Company's financial position and results of operations.

RESULTS OF OPERATIONS

  Merger

     On August 5, 1997, each of the stockholders of Lam and OnTrak approved the issuance of Lam Common Stock to OnTrak stockholders under the Merger Agreement between Lam and OnTrak. Each share of OnTrak Common Stock was exchanged for 0.83 of a share of Lam Common Stock and each option and right to acquire one share of OnTrak Common Stock was exchanged for options and rights to purchase 0.83 of a share of Lam Common Stock. The transaction was accounted for as a pooling of interests and is structured to qualify as a tax-free reorganization. All financial data of the Company included herein reflects the combination of the historical financial information of both Lam and OnTrak.

     The following table sets forth, for the fiscal years indicated, certain income and expense items as a percentage of total revenue:

                                                                 YEAR ENDED JUNE 30,
                                                              -------------------------
                                                              1997      1996      1995
                                                              -----     -----     -----
        Net sales...........................................   98.8%     98.3%     98.5%
        Royalty income......................................    1.2       1.7       1.5
                                                              -----     -----     -----
          Total revenue.....................................  100.0     100.0     100.0
        Cost of goods sold..................................   67.4      51.7      51.4
        Research and development............................   17.9      14.1      16.1
          Selling, general and administrative...............   19.5      17.8      18.1
        Restructuring charge................................    0.9        --        --
        Charge for past royalties...........................     --        --       0.1
                                                              -----     -----     -----
             Operating income (loss)........................   (5.7)     16.4      14.3
        Other expense (income), net.........................     --       0.2      (1.1)
                                                              -----     -----     -----
             Income (loss) before income taxes..............   (5.7)     16.2      15.4
                                                              -----     -----     -----
        Income tax expense (benefit)........................   (2.8)      5.3       4.6
                                                              -----     -----     -----
             Net income (loss)..............................   (2.9)%    10.9%     10.8%
                                                              =====     =====     =====

  Fiscal 1997 vs. 1996

     The Company's revenue for fiscal year 1997 totaled $1,073.2 million, a 19% decrease from the prior fiscal year total revenue of $1,332.7 million. Overall, revenue was lower in fiscal 1997 due to the reduced demand for the Company's equipment based upon its customers' reduced production capacity requirements in response to a slowdown in the semiconductor market. Also, during fiscal 1997, the Company's product mix began to shift with a higher percentage of revenues contributed by the multi-chamber Alliance and CVD products and a lower percentage of revenues derived from the more mature single-chamber Rainbow and TCP etch systems. Sales of the Company's cleaning products increased 25% in fiscal 1997 compared with fiscal 1996. Regionally, revenue reflected a higher percentage attributable to domestic sales, with revenue from foreign regions decreasing to 57% of revenue in fiscal 1997 from 63% in fiscal 1996. The Japan region experienced the largest decline in revenue, a 50% decrease from the prior year representing approximately 30% of the total decline in revenue. Total spares and service revenue dollars remained virtually flat in fiscal 1997 compared to fiscal 1996. Service revenue represented less than 4% of total revenue in fiscal 1997 and 1996.

     During fiscal 1997, Lam's revenue declined sequentially for three quarters, then increased for the fourth quarter. The Company anticipates that quarterly revenues for the first half of fiscal 1998 are likely to be relatively flat with revenue for the fourth quarter of fiscal 1997. The Company believes that as the industry returns to historical growth rates revenues may increase during the second half of fiscal 1998.

     Royalty income for fiscal 1997 decreased 44% to $12.7 million from $22.8 million in fiscal 1996. The reduction in royalty income was due primarily to the lower royalty rate effective January 1, 1997 under the extended royalty agreement with TEL. The agreement, originally set to expire on December 31, 1996, was renegotiated to a reduced royalty rate of 1% from 5%. The Company expects that royalty income for fiscal 1998 will be significantly lower than fiscal 1997 as 1998 will be the first full fiscal year with royalty income from TEL computed at the reduced rate.

     The Company's gross margin percentage for fiscal 1997 was 32.6% compared to 48.3% for fiscal 1996. As noted above, during fiscal 1997, the Company's product mix shifted from the higher-margin Rainbow products to the newer lower-margin Alliance cluster etch and CVD products. Furthermore, as a result of this faster than expected customer transition to the multi-chamber from the single-chamber tools, and continuing revisions to the design and features of such multi-chamber products, during the third quarter of fiscal 1997, the Company established additional reserves for excess and obsolete manufacturing and spare parts inventories and inventory-related commitments of approximately $42.0 million. The Company also re-evaluated its warranty and installation reserves and determined that additional provisions of approximately $15.0 million were required, primarily because the Alliance cluster and CVD tools are more costly to install and fulfill warranty obligations. Additionally, the slowdown in the semiconductor industry brought about reduced manufacturing volumes which in turn caused the Company to experience an increase in fixed manufacturing costs as a percentage of revenue. Also contributing to the decline in gross margin percent was an overall decline in the spare parts and service margin caused by a shift whereby a lower percentage of revenue was derived from higher-margin spares and a higher percentage of revenue from lower-margin service.

     While the Company expects that gross margin percentages in the first half of fiscal 1998 will continue to be affected by the slowdown in the semiconductor industry and the Company's related excess manufacturing capacity, the Company anticipates that the gross margin percentages may start to increase in the second half of fiscal 1998.

     R&D expenses increased to $192.3 million in fiscal 1997 from $186.9 million in fiscal 1996. As a percentage of revenue, R&D expenses increased to 17.9% of revenue in fiscal 1997 compared with 14.1% in fiscal 1996. Contributing to the increase in R&D expenses during fiscal 1997 was the Company's continued investment in development of the CMP polishing system. During the first quarter of fiscal 1997, the Company implemented a restructuring of its operations which eliminated the previously existing business unit structure. As a result of the restructuring, R&D activities were centralized and certain duplicate R&D functions were eliminated. Partially offsetting the overall decrease in R&D spending during fiscal 1997 was an approximate $3.0 million write-off of R&D-related fixed assets during the third quarter of fiscal 1997. The Company believes that in order to remain competitive in the semiconductor equipment industry it must continue to significantly invest in R&D. Over the next five to ten years, the Company intends to invest a significant percentage of R&D resources to create production ready systems that allow the Company's customers to process 300 mm wafers efficiently and effectively. The Company continues to invest in advanced etch applications, and FPD technology, to develop its CVD technology, to develop its CMP polishing system and to make enhancements to its Alliance and TCP products.

     Sales, general and administrative ("S,G&A") expenses decreased $28.2 million in fiscal 1997 from $237.4 million in fiscal 1996. During fiscal 1996, the Company added employees in all administrative areas to accommodate the increase in sales volume. During fiscal 1997, in response to the slowdown in the semiconductor market and the decrease in sales volume, the Company implemented a restructuring of its operations which resulted in a reduction in workforce and initiated programs which reduced expenses and capital spending. Partially offsetting the overall reduction in S,G&A expenses were $6.6 million of bad debt expense for at-risk receivables relating to SubMicron and an adjustment of approximately $3.0 million for the write-off of certain obsolete customer evaluation systems.

     During fiscal 1997, Lam restructured its operations by consolidating its previous business unit structure into a more centralized functional organization. As a result of the restructuring, and in response to market conditions Lam reduced its workforce by approximately 11% and recorded a charge of $9.0 million related primarily to severance compensation and for consolidation of facilities. At June 30, 1997, $1.7 million remains in accrued liabilities relating primarily to executive severance and lease payments on remaining unused facilities. As of June 30, 1997, Lam has made $6.3 million of cash payments relating to the restructuring. The Company anticipates that operating expenses for the first half of fiscal 1998 will remain relatively flat when compared with the second half of fiscal 1997.

     Interest expense for the Company decreased by 35% in fiscal 1997 over fiscal 1996, due primarily to the retirement of the subordinated convertible debentures in the fourth quarter of fiscal 1996. The Company expects that interest expense will increase in future periods due to the additional interest expense which the Company will incur on the Notes, which the Company offered in August 1997 (see note U of the Notes to the Supplemental Consolidated Financial Statements). The Company also expects that interest income will increase as a result of the additional cash acquired from the sale of the Notes.

     The Company recorded a tax benefit of 49.6% of its pre-tax loss related primarily due to the benefit from its carryback operating loss and R&D tax credits for fiscal 1997.

     Lam experienced its first net loss in fiscal 1997 since fiscal 1990. In summary, items that contributed to the net loss included lower revenues due to the slowdown in the semiconductor industry, and lower gross margins due to the transition from the higher-margin, mature Rainbow and TCP products to the lower-margin Alliance products. Additionally, adjustments relating to excess and obsolete manufacturing and spares parts inventory, increased reserves for installation and warranty, a charge for the restructuring of operations during the first quarter of fiscal 1997, and bad debt expenses during the year contributed to the net loss.

  Fiscal 1996 vs. 1995

     The Company's revenue for fiscal year 1996 increased to $1,332.7 million, a 59% increase from the $836.6 million of revenue in fiscal 1995. Lam's TCP products experienced increased sales in all regions and accounted for approximately one half of the overall increase in revenue. Also contributing to the overall increase in revenue for fiscal 1996 were sales of Lam's Rainbow and Alliance products, which when combined accounted for approximately one-third of the increase in revenue. Alliance revenue was particularly strong in the latter half of fiscal 1996, as customers took delivery of the Alliance product in larger quantities. Most of the remainder of the increase in revenue resulted from increased spares and service revenue, which occurred as a result of Lam's increased installed machine base. The Company experienced increased revenue in all geographic regions, with foreign sales increasing to 63% of overall revenue from 53% in fiscal 1995. The Asia Pacific region, excluding Japan, accounted for slightly more than one half of the increase in revenue obtained from foreign sources. Also, the United States, Japan and European regions continued to show increases in revenue, accounting for, in approximately equal amounts, the remainder of the increase.

     Royalty income was $22.8 million in fiscal 1996, an 85% increase over fiscal 1995, due to the increased sales of systems incorporating Lam technology by TEL and Sumitomo.

     Gross margins were 48.3% for fiscal 1996 compared with 48.6% for fiscal 1995. The slight decrease in gross margins can be attributed to the product mix as Lam sold a relatively higher percentage of the lower margin TCP and Alliance machines and a relatively lower percentage of the higher margin Rainbow machines.

     R&D dollar spending increased 38.8% in fiscal 1996 over fiscal 1995 and as a percentage of revenues decreased by 2.0% to 14.1% in fiscal 1996. R&D spending increased as Lam continued to invest in the development of advanced etch applications, CVD technologies, including the DSM 9800 and DSM 9900, development of the CMP polishing system, continued enhancements to the TCP and Alliance products, and continued development of Lam's FPD technology. Although the R&D expenditures increased as the Company had added engineering and scientific headcount, R&D expenditures increased at a rate slightly slower than revenue increased. During the quarter ended June 30, 1996, Lam began occupancy in an additional engineering facility at Lam's Fremont campus, which Lam is utilizing under an operating lease.

     S,G&A expenses increased by 57.2% in fiscal 1996 over fiscal 1995 and decreased slightly as a percentage of sales. During fiscal 1996, the Company added employees in all customer support, sales and administration areas to accommodate the increased sales volume. During fiscal 1996, the Company significantly expanded its foreign facilities: Lam opened a manufacturing facility in Korea, expanded its facilities in Japan and relocated and began the expansion of its Taiwan facility.

     In June 1995, OnTrak entered into a worldwide, non-exclusive license agreement under which OnTrak agreed to pay $1.5 million upon closing of its initial public offering in July 1995. The portion of the payment which related to the use of the technology prior to March 31, 1995 was reflected as a non-recurring, $1.3 million charge to operations in fiscal 1995. For sales after March 31, 1995, royalty expense relating to the license has been included in cost of sales.

     Interest expense for the Company increased by 17% in fiscal 1996 over fiscal 1995, due to additional yen bank borrowings by Lam's Japanese subsidiary, additional interest expense related to an interest rate swap and the increased interest expense associated with the additional capital leases for equipment and leasehold improvements. Other income decreased due to a $10.4 million one-time gain recorded in the fourth quarter of fiscal 1995 from the sale of all of the stock held by Lam in Brooks Automation, Inc., a vendor to Lam.

     The combined effective tax rate was 32.6% for fiscal 1996, an increase over the prior year's 30%, due primarily to the expiration of federal R&D tax credits.

  Liquidity and Capital Resources

     Despite a net loss of $30.7 million for fiscal 1997, operating activities provided approximately $81.0 million in cash flows. Non-cash depreciation and amortization accounted for $55.7 million of the net operating cash flow; partially offsetting the cash flow from depreciation and amortization was $25.0 million related to additional deferred tax assets recorded as a result of non-deductible reserves recorded in third quarter of fiscal 1997. Working capital accounts provided $81.0 million from decreases in inventory and accounts receivable, increases in accrued liabilities, partially offset by increases in prepaid expenses and other assets. During fiscal 1997, inventories decreased due to the impact of Lam's company-wide inventory reduction program, and additional reserves recorded in the third quarter, which was offset by increases in inventory needed to increase worldwide spares capabilities. The Company's asset management efforts and the decrease in revenues contributed to the overall decrease in the accounts receivable balance. Prepaid expenses and other assets increased $19.8 million due to the reclassification of some other receivables and increases in prepaid corporate and consumption taxes at Lam's foreign subsidiaries. During fiscal 1997, an additional $60.0 million of cash was provided from the sale of yen-denominated Japanese receivables to a bank (under an amended agreement whereby Lam increased the amount of yen-denominated Japanese receivables it may sell to the bank from 6 billion yen to 9 billion yen). At June 30, 1997, $39.9 million of the total receivables sold under this agreement remained uncollected by the bank and subject to recourse provisions. The Company enters into foreign-currency forward contracts to minimize the impact of exchange rate fluctuations on the value of yen-denominated assets and liabilities. The realized gains and losses on these contracts are deferred and offset against realized and unrealized gains and losses from the settlement of the related yen receivables. The realized losses on yen-forward contracts at June 30, 1997 were offset by gains on the underlying receivables.

     Net cash used for investing activities during fiscal 1997 was $33.2 million. Net capital expenditures were $47.3 million, primarily for the completion of leasehold improvements. Offsetting cash used for investing were net sales of short-term investments of $25.1 million. Cash totaling $11.0 million was also used to purchase certain technology rights and other investments classified as other assets on the Company's balance sheet.

     Net cash flows provided by financing activities were $6.0 million. Contributing to the cash from financing activities was $14.9 million relating to common stock issuances, primarily for the employee stock purchase and option plans and net cash borrowings of $10.0 million against the syndicated line of credit. Offsetting the cash contributions were payments of lease obligations of $18.9 million.

     As of June 30, 1997, the Company had $195.7 million in cash, cash equivalents and short-term investments compared with $167.1 million at June 30, 1996. The Company has a total of $210.0 million available under a syndicated bank line of credit, which is due to expire in December 1998. Borrowings under the syndicated bank line of credit bear interest at the bank's prime rate or 0.7% to 0.9% over LIBOR and are subject to the Company's compliance with financial and other covenants. The Company also has a line of credit of $10.0 million with a bank which expires in November 1997; borrowings under this bank line of credit bear interest at the bank's prime rate. The Company amended or received waivers for certain of its financial covenants in anticipation of the net loss reported for the three and nine month periods ended March 31, 1997. The Company was in compliance with the all the covenants at June 30, 1997. At June 30, 1997, the Company had borrowings against the syndicated bank line of credit of $35.0 million. Borrowings under the line of credit are unsecured. During August 1997, the Company completed an offering of $310.0 million of the Notes. Expenses associated with the offering of approximately $9.0 million will be deferred and will be included in other assets. Such expenses will be amortized to interest expense over the term of the Notes.

     In connection with the issuance of the Notes, the Company received consents and waivers with respect to certain financial and other covenants contained in agreements related to certain existing financial arrangements. In addition, as a consequence of the Merger with OnTrak as well as issuance of the Notes, the Company, prior to the end of the fiscal quarter ending September 30, 1997, would have been out of compliance with certain other financial covenants unless appropriate waivers were completed prior to that time. The Company received appropriate waivers prior to the fiscal quarter end and on October 7, 1997 amended its syndicated revolving credit agreement and synthetic real estate leases.

     The Company's commitments consist primarily of debt obligations and operating and capital lease commitments for its facilities and equipment. Based upon current forecasts, the Company's cash, cash equivalents, short-term investments and available lines of credit at June 30, 1997 as well as the proceeds from the Notes are expected to be sufficient to support anticipated levels of operations and capital expenditures through at least June 30, 1998.

                            SELLING SECURITYHOLDERS

     The Notes were originally issued by the Company and sold by the Initial Purchasers in a transaction exempt from the registration requirements of the Securities Act to persons reasonably believed by such Initial Purchasers to be QIBs or in transactions complying with the provisions of Regulation S under the Securities Act. The Selling Securityholders (which term includes their transferees, pledgees, donees or successors) may from time to time offer and sell pursuant to this Prospectus any or all of the Notes and Common Stock issuable upon conversion of the Notes.

     The following table sets forth information, as of November 7, 1997, with respect to each Selling Securityholder, the nature of any position, office, or other material relationship that the Selling Securityholder has had within the past three years with the Company or any of its predecessors or affiliates, the principal amount of Notes that may be offered and sold by such Selling Securityholder pursuant to this Prospectus and (if one percent or more) the percentage of such Notes owned, the number of shares of Common Stock that may be offered and sold by such Selling Securityholder pursuant to this Prospectus and (if one percent or more) the percentage of Common Stock represented by the Common Stock owned by each Selling Securityholder after conversion of the Notes. Such information has been obtained from the Selling Securityholders or the entity which is the record holder of the Notes.

     Any or all of the Notes or Common Stock listed below may be offered for sale pursuant to this Prospectus by the Selling Securityholders from time to time. Accordingly, no estimate can be given as to the amount of the Notes or shares of Common Stock that will be held by the Selling Securityholders upon consummation of any such sales. In addition, the Selling Securityholders identified below may have sold, transferred or otherwise disposed of all or a portion of their Notes since the date on which the information regarding their Notes was provided, in transactions exempt from the registration requirements of the Securities Act.

                                               PRINCIPAL                  SHARES THAT MAY    PERCENTAGE OF
                                               AMOUNT OF     PERCENTAGE   BE SOLD PURSUANT    COMMON STOCK
                                               NOTES THAT     OF NOTES        TO THIS       AFTER CONVERSION
                   NAME                      MAY BE SOLD($)  OUTSTANDING   PROSPECTUS(1)    OF THE NOTES(2)
-------------------------------------------  --------------  -----------  ----------------  ----------------
Associated Electric & Gas Insurance
  Services.................................        600,000          *             6,836              *
BancAmerica Robertson Stephens.............      2,585,000          *            29,451              *
Bear, Stearns Securities Corp. ............      5,250,000       3.39%          119,630              *
Calomos Investment Trust
  Calomos Convertible Fund.................        715,000          *             8,146              *
CFW-C, L.P. ...............................      3,900,000       1.26%           44,434              *
Champion International Corp.
  Master Retirement Trust..................        850,000          *             9,684              *
Deeprock & Co. ............................      2,500,000          *            28,483              *
Delta Airlines Master Trust................      1,900,000          *            21,647              *
Deutsche Bank New York Custody Services....     35,250,000      11.37%          401,617           1.07
Deutsche Morgan Grenfell Inc. .............      6,960,000       2.25%           79,298              *
The Dow Chemical Company Employees
  Retirement Plan..........................      1,425,000          *            16,235              *

                                               PRINCIPAL                  SHARES THAT MAY    PERCENTAGE OF
                                               AMOUNT OF     PERCENTAGE   BE SOLD PURSUANT    COMMON STOCK
                                               NOTES THAT     OF NOTES        TO THIS       AFTER CONVERSION
                   NAME                      MAY BE SOLD($)  OUTSTANDING   PROSPECTUS(1)    OF THE NOTES(2)
-------------------------------------------  --------------  -----------  ----------------  ----------------
Emory University Endowment Fund............        470,425          *             5,359              *
Employers' Reinsurance Corporation.........        200,000          *             2,278              *
Everen Securities, Inc.....................        265,000          *             3,019              *
The Fondren Foundation.....................         60,000          *               683              *
General Motors Employees Domestic Group
  Pension Trust, Mellon Bank, N.A., as
  Trustee..................................      1,500,000          *            17,090              *
Highbridge Capital Corporation.............      2,000,000          *            22,786              *
Janus Balanced Funds and Janus Aspen
  Balanced Portfolio.......................      5,500,000       1.77%           62.663              *
J.P. Morgan Securities, Inc................      1,050,000          *            11,963              *
KA Management Ltd..........................        500,000          *             5,696              *
KA Trading L.P.............................        500,000          *             5,696              *
Kettering Medical Center Funded
  Depreciation Account.....................         65,000          *               740              *
MainStay Convertible Fund..................      3,500,000       1.13%           39,876              *
Merrill Lynch, Pierce, Fenner & Smith,
  Inc......................................      1,000,000          *            11,393              *
NationsBanc Montgomery Securities, Inc./San
  Francisco................................      2,000,000          *            22,786              *
NatWest Securities, Ltd....................     30,822,000       9.94%          351,167              *
Port Authority of Allegheny County
  Retirement and Disability Allowance Plan
  for Employers Represented by Local 85 of
  the Amalgamated Transit Union............      1,025,000          *            11,678              *
Putnam Balanced Retirement Fund............        350,000          *             3,987              *
Putnam Convertible Income -- Growth
  Trust....................................      6,050,000       1.95%           68,930              *
Putnam Funds Trust -- Putnam High Yield
  Total Return Fund........................         15,000          *               170              *
Putnam High Income Convertible and Bond
  Fund.....................................      1,300,000          *            14,811              *
Putnam High Yield Advantage Fund...........      5,000,000       1.61%           56,967              *
Putnam High Yield Trust....................      5,000,000       1.61%           56,967              *
Putnam Variable Trust -- Putnam VT High
  Yield Fund...............................      1,000,000          *            11,393              *
R(2) Investments, LDC......................      1,250,000          *            14,241              *
RJR Nabisco, Inc. Defined Benefit Master
  Trust....................................        775,000          *             8,829              *

                                               PRINCIPAL                  SHARES THAT MAY    PERCENTAGE OF
                                               AMOUNT OF     PERCENTAGE   BE SOLD PURSUANT    COMMON STOCK
                                               NOTES THAT     OF NOTES        TO THIS       AFTER CONVERSION
                   NAME                      MAY BE SOLD($)  OUTSTANDING   PROSPECTUS(1)    OF THE NOTES(2)
-------------------------------------------  --------------  -----------  ----------------  ----------------
Shepherd Investment International, Ltd.....     13,178,000       4.25%          150,142              *
Societe Generale Securities Corp...........      3,400,000       1.10%           38,737              *
STI Classic Mid Cap Fund...................      5,237,075       1.69%           59,668              *
STI Classic Mid Cap Variable Annuity
  Trust....................................        290,000          *             3,304              *
Tribeca Investments, LLC...................     11,000,000       3.55%          125,327              *
Unifi, Inc. Profit Sharing Plan and
  Trust....................................        135,000          *             1,538              *
United Food and Commercial Workers Local
  1262 and Employers Pension Fund..........        350,000          *             3,987              *
Any other holder of Notes or future
  transferee from any such holder(3).......    143,277,500                    1,632,419
Total......................................    310,000,000        100%        3,531,936           9.38%

---------------

 *  Less than one percent.

(1) Assumes conversion of the full amount of Notes held by such Selling Securityholder at the initial conversion price of $87.77 per share; such conversion price is subject to adjustment as described under "Description of Notes -- Conversion Rights." Fractional shares will not be issued upon conversion of the Notes; cash will be paid in lieu of fractional shares, if any. The difference in the total from that set forth on the Prospectus Cover page is due to the rounding of fractional shares.

(2) The percentage of Common Stock after conversion of the Notes (i) assumes that the Selling Securityholders do not beneficially own any Common Stock other than the Common Stock issuable upon conversion of the Notes at the initial conversion rate, and (ii) represents the percentage of the Common Stock each Selling Securityholder will have after treating as outstanding the number of Shares of Common Stock shown as being issuable upon the assumed conversion by the named Selling Securityholder of the full amount of such holder's Notes but not assuming the conversion of the Notes of any other Selling Securityholder. These percentages are based on 37,634,584 shares of Common Stock that were issued and outstanding as of November 7, 1997 before taking into account any of the assumed conversions.

(3) Certain Selling Securityholders, while reserving the right to have their Notes registered at a later date, have either (i) elected to not have Notes owned by them registered at this time, or (ii) have not provided the Company with instructions to register their Notes at this time. Information concerning other selling holders of the Notes will be set forth from time to time in Prospectus Supplements, if required.

     Information concerning the Selling Securityholders may change from time to time and any such changed information will be set forth in supplements to this Prospectus if and when necessary. In addition, the per share conversion price, and therefore the number of shares issuable upon conversion of the Notes, is subject to adjustment under certain circumstances. Accordingly, the aggregate number of shares of Common Stock issuable upon conversion of the Notes offered hereby may increase or decrease.

                              PLAN OF DISTRIBUTION

     The Company is registering the Notes and the Common Stock issuable upon conversion (collectively, the "Registered Securities") for resale by the holders thereof pursuant to contractual registration rights contained in the Registration Rights Agreement as discussed above.

     The Registered Securities offered hereunder may be sold from time to time by the holders thereof, or by pledgees, donees, transferees or other successors in interest. Such sales may be made on the Nasdaq National Market System (only in the case of the Common Stock), on the over-the-counter market or otherwise at prices and on terms then prevailing or related to the then current market price, or in negotiated transactions. The Registered Securities may be sold to or through one or more broker-dealers, acting as agent or principal in underwritten offerings, block trades, agency placements, exchange distributions, brokerage transactions or otherwise, or in any combination of transactions.

     In connection with any transaction involving the Registered Securities, broker-dealers or others may receive from holders thereof, and may in turn pay to other broker-dealers or others, compensation in the form of commissions, discounts or concessions in amounts to be negotiated at the time. Broker-dealers and any other persons participating in a distribution of the Registered Securities may be deemed to be "underwriters' within the meaning of the Act in connection with such distribution, and any such commissions, discounts or concessions may be deemed to be underwriting discounts or commissions under the Securities Act.

     Any or all of the sales or other transactions involving the Registered Securities described above, whether effected by the Selling Securityholders, any broker dealer or others, may be made pursuant to this Prospectus. In addition, any Registered Securities that qualify for sale pursuant to an exemption under the Securities Act may be sold under such exemption rather than pursuant to this Prospectus.

     In order to comply with the securities laws of certain states, if applicable, the Registered Securities may be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, the Registered Securities may not be sold unless they have been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with under applicable state securities laws.

     The Company and the holders of the Registered Securities have agreed, and hereafter may further agree, to indemnify certain persons, including broker-dealers or others, against certain liabilities in connection with any offering of the Registered Securities, including liabilities arising under the Securities Act.

                                 LEGAL MATTERS

     Certain legal matters with respect to the validity of the Common Stock offered hereby will be passed upon for the Company by Jackson Tufts Cole & Black, LLP, 60 South Market Street, San Jose, CA 95113. Certain legal matters with respect to the legality and enforceability of the Notes under New York law will be passed upon by Winthrop, Stimson, Putnam & Roberts, 1 Battery Park Plaza, New York, NY 10004-1490.

                                    EXPERTS

     The consolidated financial statements and schedule of Lam Research Corporation appearing in the Company's Annual Report (Form 10-K) for the year ended June 30, 1997 have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements and schedule are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

     The consolidated financial statements of OnTrak Systems, Inc., not separately presented in this Prospectus, have been audited by Price Waterhouse LLP, independent accountants, whose report thereon appears herein. Such financial statements, to the extent they have been included in the financial statements of Lam Research Corporation, have been so included in reliance on their report given on the authority of said firm as experts in auditing and accounting.

     The supplemental consolidated financial statements of Lam Research Corporation at June 30, 1997 and 1996 and for each of the three years in the period ended June 30, 1997, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon and appearing elsewhere herein, which is based in part on the report of Price Waterhouse LLP, independent accountants. The supplemental consolidated financial statements referred to above are included in reliance upon such reports given upon the authority of such firms as experts in accounting and auditing.

     NO DEALER, SALESMAN OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS, OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, IN CONNECTION WITH THE OFFER MADE BY THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER OR SOLICITATION BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED TO DO SO OR TO ANYONE TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION IN SUCH JURISDICTION.

                               TABLE OF CONTENTS

Available Information...................................................................     2
Incorporation of Certain Documents by Reference.........................................     2
The Company.............................................................................     5
Risk Factors............................................................................     6
Use of Proceeds.........................................................................    15
Capitalization..........................................................................    15
Selected Consolidated Financial Information.............................................    16
Recent Developments.....................................................................    18
Description of Notes....................................................................    18
Certain Federal Income Tax Considerations...............................................    34
Description of Capital Stock............................................................    40
Supplemental Consolidated Financial Statements..........................................    41
Management's Discussion and Analysis of Financial Condition and Results of Operations...    63
Selling Securityholders.................................................................    68
Plan of Distribution....................................................................    71
Legal Matters...........................................................................    71
Experts.................................................................................    72